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As filed with the Securities and Exchange Commission on September 27, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Compass Minerals International, Inc.
(Exact name of registrant as specified in its charter)

Delaware	1400	36-3972986
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

8300 College Boulevard
Overland Park, Kansas 66210
(913) 344-9200
(Address, including zip code, and telephone number, including area code, of the registrant's principal executive offices)

Michael E. Ducey
Chief Executive Officer and President
8300 College Boulevard
Overland Park, Kansas 66210
(913) 344-9200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Gregory A. Ezring, Esq.
Latham & Watkins LLP
885 Third Avenue
Suite 1000
New York, New York 10022
(212) 906-1200

           Approximate date of commencement of proposed sale to the public:    From time to time after the effective date of this Registration Statement, as determined by the selling stockholders.

           If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

           If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

           If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Share to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(1)

Common stock, par value $.01 per share (and associated preferred stock purchase rights)(2)	4,021,473	$22.36	$89,920,136.28	$11,392.89

(1)
Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) under the Securities Act of 1933, as amended; based on the average of the high and low sale prices reported on the New York Stock Exchange Composite Tape on September 21, 2004, a date within five (5) business days of the initial filing of this Registration Statement.

(2)
The preferred stock purchase rights are initially attached to and trade with our shares of common stock registered hereby. Value attributed to such rights, if any, is reflected in the market price of our common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated September 27, 2004.

4,021,473 Shares

Compass Minerals International, Inc.

Common Stock

          This prospectus relates to 4,021,473 shares of common stock of Compass Minerals International, Inc. to be offered for sale from time to time by the selling stockholders identified in this prospectus. The selling stockholders may sell the shares at fixed prices, prevailing market prices at the time of sale, varying prices determined at the time of sale or at negotiated prices.

          The selling stockholders will receive all of the net proceeds from the sales of the shares made pursuant to this prospectus and will pay all underwriting discounts and selling commissions, if any, applicable to those sales. We will not receive any proceeds from sales of any of these shares.

          We are registering these shares to satisfy certain registration rights of the selling stockholders.

          This prospectus contains a general description of the shares of common stock which may be offered and sold. The selling stockholders may periodically sell these shares directly or through agents, underwriters or dealers. See "Plan of Distribution" for a further description of how the selling stockholders may dispose of the shares covered by this prospectus. If required, each time a selling stockholder sells shares of common stock, we will provide a prospectus supplement that will contain specific information about the terms of the transaction. We urge you to carefully read this prospectus and any accompanying prospectus supplement before you make an investment decision.

          Our common stock is currently listed on the New York Stock Exchange under the symbol "CMP." The last reported sale price of the common stock on September 23, 2004 was $22.30 per share.

          See "Risk Factors" beginning on page 6 to read more about factors you should consider before buying shares of the common stock.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Prospectus dated                          , 2004.

'

          You should rely only on the information contained in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. If anyone provides you with different information, you should not rely on it. We are not, and the selling stockholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

i

MARKET AND INDUSTRY DATA

          This prospectus includes market share and industry data and forecasts that we obtained from internal company surveys, market research, consultant surveys, publicly available information and industry publications and surveys. Industry surveys, publications, consultant surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable, but there can be no assurance as to the accuracy and completeness of such information. We have not independently verified any of the data from third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. Similarly, internal company surveys, industry forecasts and market research, which we believe to be reliable based upon management's knowledge of the industry, have not been verified by any independent sources. In addition, we do not know what assumptions regarding general economic growth were used in preparing the forecasts we cite. Except where otherwise noted, references to North America include only the continental United States and Canada, and statements as to our position relative to our competitors or as to market share refer to the most recent available data. Statements concerning (a) North America general trade salt are generally based on historical sales volumes, (b) North America highway deicing salt are generally based on historical production capacity, (c) sulfate of potash are generally based on historical sales volumes and (d) United Kingdom salt sales (general trade and highway deicing) are generally based on sales volumes. Except where otherwise noted, all references to tons refer to "short tons." One short ton equals 2,000 pounds.

          The following items referred to in this prospectus are fiduciary registered and other trademarks pursuant to applicable intellectual property laws and are the property of our wholly owned subsidiary, Compass Minerals Group, Inc., or its subsidiaries: "Sifto®," "American Stockman®," "Safe Step®," "Winter Storm®," "Guardian®," "FreezGard®," "Nature's Own®" and "K-Life®."

ii

PROSPECTUS SUMMARY

          This summary highlights important information about this offering and our business. It does not include all information you should consider before investing in our common stock. Please review this prospectus in its entirety, including the risk factors and our financial statements and the related notes, before you decide to invest. Unless otherwise noted, the terms the "Company," "Compass," "we," "us" and "our" refer to Compass Minerals International, Inc. and its consolidated subsidiaries, and "Compass Minerals Group" refers to Compass Minerals Group, Inc., a wholly owned subsidiary of the Company.

Our Company

          We are one of the largest producers of rock, or highway deicing, salt in North America and the United Kingdom, and operate the largest highway deicing salt mines in these regions. We are also the third largest producer of general trade salt in North America and the second largest in the United Kingdom, serving major retailers, agricultural cooperatives and food producers. In addition, we are the largest producer of sulfate of potash, or "SOP," in North America, which is used in the production of specialty fertilizers. Salt is one of the most widely used minerals in the world and has a wide variety of end-use applications, including highway deicing, food-grade applications, water conditioning and various industrial uses.

          We sell our highway deicing salt primarily to state, provincial, county and municipal highway departments for deicing applications. While subject to weather-related variations in demand, highway deicing salt is not materially affected by economic downturns, as it is an essential part of highway maintenance to ensure public safety and continued personal and commercial mobility. Due to the lack of cost-effective alternatives and the steadily expanding highway infrastructure, the production of highway deicing salt in the United States has increased over time at a historical average of approximately 1% per annum during the thirty year period ending 2002, while prices have increased at a historical average of approximately 4% per annum during the same period.

          We offer a full range of general trade salt products distributed to several end-use markets, including consumer applications such as table salt, water conditioning and consumer ice control, as well as food processing, agricultural applications and a variety of industrial applications. Based on tonnage, we believe we are the largest private label producer of water conditioning salt and the largest producer of salt-based agricultural products in North America. We manufacture more than 70 private labels of table salt for grocers and major retailers and, in Canada, we market salt under the popular Sifto® brand name. We are also the market leader in the United Kingdom for water conditioning salt. We believe that our general trade salt products are generally not susceptible to economic cycles as a result of the non-discretionary need for, and low cost of, salt. During the thirty year period ending 2002, the production of general trade salt in the United States has increased over time at a historical average of approximately 1% per annum, while prices have increased at a historical average of approximately 5% per annum.

          We are the market leader in North American sales of SOP. Approximately 73% of our SOP sales in 2003 were made to domestic customers, which include fertilizer manufacturers, dealers and distributors. SOP is primarily used as a specialty fertilizer, providing essential potassium to high-value, chloride-sensitive crops, including some types of nuts, vegetables and fruits, tea, tobacco and turf grass. We believe that there are growth opportunities for SOP both domestically and internationally because of its favorable impact on crop yield and quality and its superior performance over commodity potash. As a result of our renewed marketing and sales focus on the SOP segment, our sales volumes of SOP increased at a compound annual growth rate of 15% for the two years ended December 31, 2003. Our abundant mineral resources and low cost manufacturing processes have enhanced margins that are attractive compared to those of other fertilizer products.

          We operate eleven facilities in North America and the United Kingdom, including the largest rock salt mine in the world in Goderich, Ontario. We also operate the largest salt mine in the United Kingdom in Winsford, Cheshire. In addition, we operate the largest North American SOP production facility in Ogden, Utah. At most of our production locations, we estimate the recoverable minerals to exceed 100 years of reserves at current production rates and capacities. These facilities and the approximately 75 local depots we utilize are strategically located to serve our highway deicing markets in a cost-effective manner.

          For the twelve months ended June 30, 2004, we sold approximately 13.2 million tons of salt and other minerals, generating sales of $646.6 million and net income of $32.7 million. For the six months ended June 30, 2004, we sold approximately 7.1 million tons of salt and other minerals, generating sales of $347.4 million and net income of $24.4 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our Address

          Our principal executive office is located at 8300 College Boulevard, Overland Park, Kansas, 66210. Our telephone number at that address is (913) 344-9200. Our internet address is http://www.compassminerals.com. The contents of our website are not part of this prospectus.

Summary Combined and Consolidated Financial Information

          The following table presents summary combined and consolidated financial information. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 have been derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the year ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 have been derived from our audited combined and consolidated financial statements that are not included elsewhere in this prospectus. The historical statement of operations data for the six months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, and the historical balance sheet data as of June 30, 2003 and 2004 have been derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

          In connection with the completion of our initial public offering in December 2003, Salt Holdings Corporation was renamed Compass Minerals International, Inc. Prior to November 28, 2001, Salt Holdings Corporation was incorporated as IMC Potash Corporation, an inactive wholly owned subsidiary of IMC Global. On November 28, 2001, Apollo Management V, L.P., or "Apollo," through its subsidiary YBR Holdings LLC, or "YBR Holdings," acquired control of our business from IMC Global pursuant to a recapitalization of the Company, or the "Recapitalization." Accordingly, prior to November 28, 2001, the combined and consolidated financial data reflect only the results of Compass Minerals International's wholly owned subsidiary, Compass Minerals Group, and Compass Minerals Group's subsidiaries. At November 28, 2001, IMC Global contributed Compass Minerals Group to the Company. Apollo has registered all of its remaining shares of common stock of the Company in this registration statement.

          The information included in this table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited combined and consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

						For the six months ended June 30,
	For the years ended December 31,							For the twelve months ended June 30, 2004(6)
	1999	2000	2001	2002	2003	2003	2004
	(dollars in millions, except per share data)
Statement of Operations Data:
Sales	$494.4	$509.2	$523.2	$502.6	$600.6	$301.4	$347.4	$646.6
Cost of sales — shipping and handling	126.9	140.0	143.2	137.5	165.3	85.2	97.1	177.2
Cost of sales — products(1)	213.1	227.7	224.4	202.1	246.2	125.0	137.9	259.1
Depreciation and amortization(2)	55.1	44.3	32.6	37.1	42.1	19.4	20.3	43.0
Selling, general and administrative expenses	37.2	35.5	38.9	40.6	49.0	23.1	27.0	52.9
Goodwill write-down(3)	87.5	191.0	—	—	—	—	—	—
Restructuring and other charges(3)(4)	13.7	425.9	27.0	7.7	2.4	—	0.4	2.8
Operating earnings (loss)	(39.1)	(555.2)	57.1	77.6	95.6	48.7	64.7	111.6
Interest expense(5)	19.0	16.4	14.4	42.4	56.3	25.0	30.5	61.8
Net income (loss)	(67.5)	(467.7)	19.0	18.9	27.2	18.9	24.4	32.7
Dividends on preferred stock	—	—	0.8	10.6	1.2	1.2	—	—
Gain on redemption of preferred stock	—	—	—	—	(8.2)	(8.2)	—	—
Net income (loss) available for common stock	(67.5)	(467.7)	18.2	8.3	34.2	25.9	24.4	32.7
Balance Sheet Data (at period end):
Total cash and cash equivalents	$4.3	$0.3	$15.9	$11.9	$2.6	$13.7	$54.9	$54.9
Total assets	1,290.5	636.0	655.6	644.1	686.5	605.3	646.7	646.7
Series A redeemable preferred stock	—	—	74.6	19.1	—	1.8	—	—
Total debt	196.0	152.4	526.5	507.8	603.3	579.1	580.5	580.5
Per Share Data:
Net income (loss) per share:
Basic	$(135,452.15)	$(938,709.50)	$5.65	$0.24	$1.05	$0.74	$0.80	$1.08
Diluted	(135,452.15)	(938,709.50)	5.65	0.23	1.01	0.72	0.76	1.02
Cash dividends declared per share	—	—	8.28	—	2.85	2.85	0.4375	0.4375
Weighted-average common shares outstanding:
Basic	498	498	3,220,724	35,039,110	32,492,792	34,884,018	30,379,016	30,240,291
Diluted	498	498	3,220,724	35,474,539	33,983,983	36,081,867	32,200,707	32,043,403
Other Financial Data:
Cash flows provided by operating activities	$78.4	$72.1	$112.4	$82.4	$69.1	$82.9	$108.4	$94.6
Cash flows used for investing activities	(48.1)	(34.0)	(43.6)	(19.1)	(45.6)	(26.4)	(8.4)	(27.6)
Cash flows used for financing activities	(33.6)	(43.3)	(53.7)	(69.8)	(36.3)	(56.1)	(47.0)	(27.2)
Capital expenditures	45.6	33.7	43.0	19.5	20.6	5.4	8.6	23.8

(1)
"Cost of sales — products" is presented net of depreciation and amortization.

(2)
"Depreciation and amortization" for purposes of this table excludes amortization of deferred financing costs.

(3)
Based on anticipated proceeds from the sale of the Company by IMC Global, we recorded an asset impairment charge of $616.6 million, $482.1 million after tax, in the fourth quarter of 2000. In connection with this non-cash charge, goodwill was reduced $191.0 million and intangible assets — mineral properties was reduced $425.6 million. The goodwill write-down in 1999 was the result of lowering goodwill to its recoverable value based on estimated future discounted cash flows of the business.

(4)
"Restructuring and other charges" include primarily those charges related to the restructuring of our business in the fourth quarter of 1999 designed to reduce employee headcount and an asset impairment in the fourth quarter of 2000 related to the planned disposition of the Company by IMC Global as described in note (3) above. During 2001, we incurred $27.0 million of transaction and transition costs in connection with the Recapitalization. During 2002, we incurred $7.7 million of transition costs in connection with separating the Company from IMC Global. All cash payments relating to these charges have been made. During 2003, we incurred $2.4 million of costs related to our initial public offering. Of these costs, $1.1 million remained accrued and unpaid as of December 31, 2003. All of these costs were paid as of June 30, 2004. During the six months ended June 30, 2004, we incurred $0.4. million of costs related to a public offering of our common stock by certain stockholders of the Company in satisfaction of their registration rights. Of these costs, $0.4 million remained accrued and unpaid as of June 30, 2004. We recorded approximately $0.3 million of additional costs related to the offering in the third quarter of 2004.

(5)
As we have incurred substantial indebtedness in connection with the Recapitalization, we believe it is helpful to provide a measure describing the cash requirements necessary to satisfy our debt service in terms of "cash interest expense," which is interest expense less non-cash interest related to the 12 3/4% senior discount notes due 2012, or the "senior discount notes," the 12% senior subordinated discount notes due 2013, or the "subordinated discount notes," the senior subordinated debentures issued to IMC Global in connection with the Recapitalization, or the "Seller Notes," and the amortization of debt issuance costs, plus amortization of the original issuance premium. Cash interest expense was $37.7 million, $18.5 million and $17.7 million for the year ended December 31, 2003 and the six months ended June 30, 2003 and 2004, respectively. Cash interest expense is not calculated under generally accepted accounting principles, or "GAAP." While cash interest expense and similar variations thereof are commonly used as a measure of the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles the differences between cash interest expense and interest expense, calculated in accordance with GAAP.

		For the six months ended June 30,
	For the year ended December 31, 2003
				For the twelve months ended June 30, 2004
		2003	2004
	(in millions)
Interest expense	$56.3	$25.0	$30.5	$61.8
Less non-cash interest expense:
Senior discount notes	8.8	4.2	5.0	9.6
Subordinated discount notes	7.4	1.3	6.6	12.7
Seller Notes	0.2	0.2	—	—
Less (plus) amortization:
Deferred financing costs	2.5	0.9	1.3	2.9
Amortization of premium on senior subordinated notes	(0.3)	(0.1)	(0.1)	(0.3)

Cash interest expense	$37.7	$18.5	$17.7	$36.9

(6)
We have presented operating and financial data for the twelve months ended June 30, 2004 because of the seasonality of our salt sales and the resulting variability in operating results from quarter to quarter. Therefore, the operating and financial data for the twelve months ended June 30, 2004 accompanies the operating and financial data for the six months ended June 30, 2004 to provide a more accurate and complete description of our results of operations.

RISK FACTORS

          You should carefully consider the following risks and all of the information set forth in this prospectus before investing in our common stock. The risks described below are not the only ones facing our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition or results of operations.

Risks Relating to Our Business

The seasonal demand for our products and the variations in our cash flows from quarter to quarter as a result of weather conditions may have an adverse effect on our results of operations and the price of our common stock.

          Our highway deicing product line is seasonal, with operating results varying from quarter to quarter as a result of weather conditions and other factors. Over the last four fiscal years, our North American highway deicing product line has generated over 61% of its annual sales, net of shipping and handling costs, during the months of December through March when the need for highway deicing is at its peak. We need to stockpile sufficient highway deicing salt in the first two fiscal quarters to meet estimated demand for the winter season. Weather conditions that impact our highway deicing product line include temperature, levels of precipitation, number of snow days and duration and timing of snow fall in our relevant geographic markets. Lower than expected sales by us during this period could have a material adverse effect on our results of operations and the price of our common stock.

          Our SOP operating results are dependent in part upon conditions in the agriculture markets. The agricultural products business can be affected by a number of factors, the most important of which for U.S. markets are weather patterns and field conditions (particularly during periods of traditionally high crop nutrients consumption) and quantities of crop nutrients imported to and exported from North America.

Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business.

          As of June 30, 2004, we had $580.5 million of outstanding indebtedness, including approximately $58.0 million under our senior credit facilities, $327.8 million of Compass Minerals Group's senior subordinated notes, $114.0 million of our senior discount notes, $80.7 million of our subordinated discount notes and a stockholders' deficit of $132.4 million. As a result, we are a highly leveraged company.

          This high level of leverage could negatively impact our business in the following manner:

  •
  it may limit our ability to borrow money or sell stock to fund our working capital, capital expenditures and debt service requirements;

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  it may limit our flexibility in planning for, or reacting to, changes in our business;

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  we may be more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

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  it may make us more vulnerable to a downturn in our business or the economy;

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  it will require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness, thereby reducing the availability of our cash flow for other purposes; and

  •
  it may materially and adversely affect our business and financial condition if we are unable to service our indebtedness or obtain additional financing, as needed.

          In addition, our indentures and our senior credit facilities contain financial and other restrictive covenants discussed below that may limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our debt. See " — Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies" and "Description of Certain Indebtedness."

We are a holding company with no operations of our own and depend on our subsidiaries for cash.

          Although our operations are conducted through our subsidiaries, none of our subsidiaries are obligated to make funds available to us for payment on our indebtedness or to pay dividends on our capital stock. Accordingly, our ability to make payments on our indebtedness and distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of our senior credit facilities and the indenture governing the senior subordinated notes of Compass Minerals Group significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries will be permitted under the terms of our senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. The terms of our senior credit facilities also restrict our subsidiaries from paying dividends to us in order to fund cash interest on our senior discount notes and subordinated discount notes if we do not maintain an adjusted senior indebtedness leverage ratio of 5.00 or less (as of June 30, 2004) or if a default or event of default has occurred and is continuing under our senior credit facilities. As of June 30, 2004, our adjusted senior indebtedness leverage ratio was 2.6. We cannot assure you that we will maintain this ratio. This ratio is not necessarily comparable to other similarly titled ratios of other companies due to inconsistencies in the method of calculation and we encourage you to read our amended and restated credit agreement, as amended, contained in the exhibits to the registration statement of which this prospectus is a part.

          We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on our indebtedness when due.

Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies.

          Our senior credit facilities and other senior indebtedness, including indebtedness of Compass Minerals Group, limit our ability and the ability of our restricted subsidiaries, among other things, to:

  •
  incur additional indebtedness or contingent obligations;

  •
  pay dividends or make distributions to our stockholders;

  •
  repurchase or redeem our stock;

  •
  make investments;

  •
  grant liens;

  •
  make capital expenditures;

  •
  enter into transactions with our stockholders and affiliates;

  •
  sell assets; and

  •
  acquire the assets of, or merge or consolidate with, other companies.

          In addition, our senior credit facilities require us to maintain financial ratios. These financial ratios include an interest coverage ratio and a consolidated indebtedness leverage ratio. Although we have historically always been able to maintain these financial ratios, we may not be able to maintain these ratios in the future. Covenants in our senior credit facilities may also impair our ability to finance future operations or capital needs or to enter into acquisitions or joint ventures or engage in other business activities deemed favorable by our management.

          If we default under our senior credit facilities under certain circumstances, the lenders could require immediate payment of the entire principal amount. These circumstances include a change of control, default under agreements governing our other indebtedness, material judgments in excess of $5.0 million or breach of representations and warranties. Any default under our senior credit facilities or agreements governing our other indebtedness could lead to an acceleration of debt under our other debt instruments that contain cross-acceleration or cross-default provisions. If the lenders under our senior credit facilities require immediate repayment, we will not be able to repay them and also repay our other indebtedness in full. Our ability to comply with these covenants and restrictions contained in our senior credit facilities and other agreements governing our other indebtedness may be affected by changes in the economic or business conditions or other events beyond our control.

Economic and other risks associated with international sales and operations could adversely affect our business, including economic loss and a negative impact on earnings.

          Since we manufacture and sell our products primarily in the United States, Canada and the United Kingdom, our business is subject to risks associated with doing business internationally. Our sales outside the United States, as a percentage of our total sales, were 34% and 37% for the year ended December 31, 2003 and the six months ended June 30, 2004, respectively. Accordingly, our future results could be adversely affected by a variety of factors, including:

  •
  changes in foreign currency exchange rates;

  •
  exchange controls;

  •
  tariffs, other trade protection measures and import or export licensing requirements;

  •
  potentially negative consequences from changes in tax laws;

  •
  differing labor regulations;

  •
  requirements relating to withholding taxes on remittances and other payments by subsidiaries;

  •
  restrictions on our ability to own or operate subsidiaries, make investments or acquire new businesses in these jurisdictions;

  •
  restrictions on our ability to repatriate dividends from our subsidiaries; and

  •
  unexpected changes in regulatory requirements.

          Fluctuations in the value of the U.S. dollar relative to other currencies may adversely affect our results of operations. Because our consolidated financial results are reported in U.S. dollars, if we generate sales or earnings in currencies other than U.S. dollars, the translation of those results into U.S. dollars can result in a significant increase or decrease in the amount of those sales or earnings. In addition, our debt service requirements are primarily in U.S. dollars even though a significant percentage of our cash flow is generated in Canadian dollars and pounds sterling. Significant changes in the value of Canadian dollars and pounds sterling relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar-denominated debt.

          In addition to currency translation risks, we incur currency transaction risk whenever we or one of our subsidiaries enter into either a purchase or a sales transaction using a currency other than the local currency of the transacting entity. Given the volatility of exchange rates, we cannot assure you that we will be able to effectively manage our currency transaction or translation risks. It is possible that volatility in currency exchange rates will have a material adverse effect on our financial condition or results of operations. We have in the past experienced, and may in the future experience, economic loss and a negative impact on earnings as a result of foreign currency exchange rate fluctuations. We expect that the amount of our sales denominated in non-U.S. dollar currencies will continue to increase in future periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations — Effects of Currency Fluctuations and Inflation" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Market Risk."

          Our overall success as a global business depends, in part, upon our ability to succeed in differing economic and political conditions. We cannot assure you that we will continue to succeed in developing and implementing policies and strategies that are effective in each location where we currently or in the future may engage in business.

Our operations are dependent on natural gas and significant interruption in the supply or increase in the price of natural gas could have a material adverse affect on our financial condition or results of operations.

          Energy costs, including primarily natural gas and electricity, represented approximately 12% of the costs of our North American salt production in 2003. Natural gas is a primary fuel source used in the evaporated salt production process. Our profitability is impacted by the price and availability of natural gas we purchase from third parties. We have not entered into any long-term contracts for the purchase of natural gas. Our contractual arrangements for the supply of natural gas do not specify quantities and are automatically renewed annually unless either party elects not to do so. We do not have arrangements in place with back-up suppliers. A significant increase in the price of natural gas that is not recovered through an increase in the price of our products or covered through our hedging arrangements, or an extended interruption in the supply of natural gas to our production facilities, could have a material adverse effect on our business, financial condition or results of operations. In the fourth quarter of 2002, we adopted a policy of hedging natural gas prices through the use of swap agreements.

Competition in our markets could limit our ability to attract and retain customers, force us to continuously make capital investments and put pressure on the prices we can charge for our products.

          We encounter competition in all areas of our business. Competition in our product lines is based on a number of considerations, including product performance, transportation costs in salt distribution, brand reputation, quality of client service and support, and price. Additionally, customers for our products are attempting to reduce the number of vendors from which they purchase in order to increase their efficiency. Our customers increasingly demand a broad product range and we must continue to develop our expertise in order to manufacture and market these products successfully. To remain competitive, we will need to invest continuously in manufacturing, marketing, customer service and support and our distribution networks. We may have to adjust the prices of some of our products to stay competitive. We may not have sufficient resources to continue to make such investments or maintain our competitive position. Some of our competitors have greater financial and other resources than we do.

Environmental laws and regulation may subject us to significant liability and require us to incur additional costs in the future.

          We are subject to numerous environmental, health and safety laws and regulations in the United States, Canada and Europe, including laws and regulations relating to land reclamation and remediation of hazardous substance releases, and discharges to air and water. For example, the U.S. Comprehensive Environmental Response, Compensation, and Liability Act, or "CERCLA," imposes liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons (known as "potentially responsible parties") who are considered to have contributed to the release of "hazardous substances" into the environment. Although we are not currently incurring material liabilities pursuant to CERCLA, we may in the future incur material liabilities under CERCLA and other environmental cleanup laws, with regard to our current or former facilities, adjacent or nearby third-party facilities, or off-site disposal locations. Under CERCLA, or its various state analogues, one party may, under some circumstances, be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties. Liability under these laws involves inherent uncertainties. Violations of environmental, health and safety laws are subject to civil, and in some cases, criminal sanctions.

          We have received notices from governmental agencies that we may be a potentially responsible party at certain sites under CERCLA or other environmental cleanup laws. We have entered into "de minimis" settlement agreements with the United States with respect to certain CERCLA sites, pursuant to which we have made one-time cash payments and received statutory protection from future claims arising from those sites. At other sites for which we have received notice of potential CERCLA liability, we have provided information to the EPA, that we believe demonstrates that we are not liable and the EPA has not asserted claims against us with respect to such sites. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake investigations, which currently are in progress, to determine whether remedial action may be required to address such contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform remedial activities that will address identified site conditions. At the present time, we are not aware of any additional sites for which we expect to receive a notice from the EPA of potential CERCLA liability. However, based on past operations there is a potential that we may receive such notices in the future for sites of which we are currently unaware. Taking into account established reserves, expenditures for our known environmental liabilities and site conditions currently are not expected, individually or in the aggregate, to be material. However, material expenditures could be required in the future to remediate the contamination at these or at other current or former sites.

          We have also developed alternative mine uses. For example, we entered into a joint venture with a subsidiary of Violia Environnement that is in the waste management industry. The joint venture has applied for a permit to allow for the storage of certain stable types of hazardous waste in our salt mine in the United Kingdom. We believe that the mine is stable and should provide a secure storage location. However, we recognize that any temporary or permanent storage of hazardous waste may involve risks to the environment. Although we believe that we have taken these risks into account as much as possible in our planning process, it is possible that material expenditures could be required in the future to further reduce this risk, or to remediate any future contamination.

          Continued government and public emphasis on environmental issues can be expected to result in increased future investments for environmental controls at ongoing operations, which will be charged against income from future operations. Present and future environmental laws and regulations applicable to our operations may require substantial capital expenditures and may have a material adverse effect on our business, financial condition and results of operations. For more information, see "Business — Environmental, Health and Safety Matters."

The Canadian government's proposal to designate road salt as a toxic substance could have a material adverse affect on our business, including reduced sales and the incurrence of substantial costs and expenditures.

          In December 2001, the Canadian government released a Priority Substances List Assessment Report for road salt. This report found that road salts are entering the environment under conditions that may have a harmful effect or constitute a danger to the environment. Based on this report, the Minister of Environment has proposed designating road salt as a "toxic" substance pursuant to the Canadian Environmental Protection Act. Canada's federal cabinet, which has ultimate responsibility, has not yet taken final action with respect to this proposal and is not subject to any deadline to do so. At this point, Environment Canada has indicated that, whether or not road salts are declared toxic, their preferred course of action is the establishment of voluntary guidelines for users as opposed to any form of regulation. Environment Canada has been developing these guidelines based on consultation with a broad-based stakeholders group, which includes the salt industry. On April 3, 2004, Environment Canada published a Code of Practice to serve as these guidelines. The Code of Practice requires large road salt users to develop salt management plans. We do not believe that this will have a material direct effect on us, but the new salt management plans may lead our customers in Canada to require less road salt.

          Given the importance of road salt for traffic safety and the current lack of any practical substitute, we deem it unlikely that any guidelines or regulations would result in a complete ban on the use of road salt. We do, however, recognize the importance of environmental protection in Canada's decision-making process. We cannot predict whether the proposal to designate road salt as a toxic substance will be finalized or the promulgation of any other future regulation. Standardized guidelines for the use and storage of road salt or any alternate deicing products may cause us to suffer reduced sales and incur substantial costs and expenses that could have a material adverse effect on our business, financial condition and results of operations. Our road-salt sales, net of shipping and handling, in Canada generated approximately 13% of our total sales in 2003. In addition, while we are not aware of any similar governmental proposals for the designation of road salt as a toxic substance in either the United States or the United Kingdom, we cannot guarantee that these proposals will not arise.

Our operations are dependent on our rights to mine our property and having received the required permits and approvals from governmental authorities.

          We hold numerous governmental environmental, mining and other permits and approvals authorizing operations at each of our facilities. A decision by a governmental agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility. Expansion of our existing operations also is predicated upon securing the necessary environmental or other permits or approvals. We currently do not have any material pending permits or approvals.

          In addition, we have become aware of an aboriginal land claim filed by The Chippewas of Nawash and The Chippewas of Saugeen (the "Chippewas") in the Ontario Superior Court against The Attorney General of Canada and Her Majesty The Queen In Right of Ontario. The Chippewas claim that a large part of the land under Lake Huron was never conveyed by treaty and therefore belongs to the Chippewas. The land claimed includes land in which our Goderich mine operates and has mining rights granted to it by the government of Ontario. We are not a party to this court action.

Protection of proprietary technology — Our intellectual property may be misappropriated or subject to claims of infringement.

          We attempt to protect our intellectual property rights through a combination of patent, trademark, copyright and trade secret protection, as well as licensing agreements and third-party nondisclosure and assignment agreements. We cannot assure you that any of our applications for protection of our intellectual property rights will be approved or that others will not infringe or challenge our intellectual property rights. The patents we currently have in place expire between 2009 and 2018. We also rely on unpatented proprietary technology. It is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology. To protect our trade secrets and other proprietary information, we require employees, consultants, advisors and collaborators to enter into confidentiality agreements. Many of our important brand names are registered as trademarks in the United States and foreign countries. These registrations can be renewed if the trademark remains in use. These agreements may not provide meaningful protection for our trade secrets, know-how or other proprietary information in the event of any unauthorized use, misappropriation or disclosure. If we are unable to maintain the proprietary nature of our technologies, we may lose the competitive advantage provided by our intellectual property. As a result, our results of operations may be adversely affected.

If we are unsuccessful in negotiating new collective bargaining agreements, we may experience significant increases in the cost of labor or a disruption in our operations.

          As of June 30, 2004, we had 1,508 employees. Approximately 39% of our U.S. workforce and approximately 52% of our global workforce is represented by labor unions. Of our nine material collective bargaining agreements, one will expire in 2004, one will expire in 2005, four will expire in 2006 and three will expire in 2007. Additionally, approximately 13% of our workforce is employed in Europe where trade union membership is common. Although we believe that our relations with our employees are good, as a result of general economic, financial, competitive, legislative, political and other factors beyond our control, we cannot assure you that we will be successful in negotiating new collective bargaining agreements, that such negotiations will not result in significant increases in the cost of labor or that a breakdown in such negotiations will not result in the disruption of our operations.

We rely on independent distributors and the loss of a substantial number of these distributors may reduce our profits and sales.

          In addition to our own direct sales force, we depend on the services of independent distributors to sell our products and provide service and aftermarket support to our customers. In 2003, 12% of our sales, net of shipping and handling costs, were generated through these independent distributors. Many of these independent distributors are not bound to us by exclusive distribution contracts and may offer products of, and services to, businesses that compete with ours. In addition, the majority of the distribution contracts we have with these independent distributors are cancelable by the distributor after providing us with notice, which on average is six months prior to termination. The loss of a substantial number of these distributors or the decision by many of these distributors to offer competitors' products to our customers could materially reduce our sales and profits.

If we cannot successfully complete acquisitions or integrate acquired businesses, our growth may be limited and our financial condition adversely affected.

          Our business strategy includes supplementing internal growth by pursuing acquisitions of small complementary businesses. We may be unable to complete acquisitions on acceptable terms, identify suitable businesses to acquire or successfully integrate acquired businesses in the future. We compete with other potential buyers for the acquisition of other small complementary businesses. This competition and regulatory considerations may result in fewer acquisition opportunities. If we cannot complete acquisitions, our growth may be limited and our financial condition may be adversely affected.

Our business is dependent upon highly skilled personnel, and the loss of key personnel may have a material adverse effect on our development and results of operations.

          The success of our business is dependent on our ability to attract and retain highly skilled managers and other personnel. We cannot assure you that we will be able to attract and retain the personnel necessary for the development of our business. The loss of the services of key personnel or the failure to attract additional personnel as required could have a material adverse effect on our development and results of operations. We do not currently maintain "key person" life insurance on any of our key employees.

Risks Related to Our Common Stock

Our common stock price may be volatile.

          Our common stock price may fluctuate in response to a number of events, including:

  •
  our quarterly operating results;

  •
  weather conditions that impact our highway deicing product line;

  •
  future announcements concerning our business;

  •
  changes in financial estimates and recommendations by securities analysts;

  •
  actions of competitors;

  •
  market and industry perception of our success, or lack thereof, in pursuing our growth strategy;

  •
  changes in government and environmental regulation;

  •
  changes and developments affecting the salt industry;

  •
  general market, economic and political conditions; and

  •
  natural disasters, terrorist attacks and acts of war.

We may be restricted from paying cash dividends on our common stock in the future.

          We currently declare and pay regular quarterly cash dividends on our common stock. Any payment of cash dividends will depend upon our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors deemed relevant by our board of directors. The terms of our senior credit facilities may restrict us from paying cash dividends on our common stock if we fail to maintain an adjusted senior indebtedness leverage ratio or if a default or event of default has occurred and is continuing under our senior credit facilities. The terms of our indentures may also restrict us from paying cash dividends on our common stock. The payment of a cash dividend on our common stock is considered a restricted payment under our indentures and we are restricted from paying any cash dividend on our common stock unless we satisfy minimum requirements with respect to our cumulative consolidated net income (plus any additional cash proceeds received upon the issuance of our common stock) and our fixed charge coverage ratio. Furthermore, we will be permitted under the terms of our debt agreements to incur additional indebtedness that may severely restrict or prohibit the payment of dividends. We cannot assure you that the agreements governing our current and future indebtedness, including our senior credit facilities, will permit us to pay dividends on our common stock. See "Price Range of Common Stock and Dividend Policy" and "Description of Certain Indebtedness."

Shares eligible for future sale may adversely affect our common stock price.

          Sales of substantial amounts of our common stock in the public market, or the perception that these sales may occur, could cause the market price of our common stock to decline. This could also impact our ability to raise additional capital through the sale of our equity securities. We are authorized to issue up to 200,000,000 shares of common stock, of which approximately 30,761,202 million shares of common stock were outstanding as of June 30, 2004 and approximately 1,669,156 million shares of common stock were issuable upon the exercise of outstanding stock options as of June 30, 2004. Assuming the sale by each selling stockholder of all of the shares registered hereunder on June 30, 2004, 29,045,258 of these shares of common stock would have been freely transferable without restriction or further registration under the Securities Act. In addition, we have entered into an amended and restated stock rights agreement and an investor rights agreement granting demand registration rights to Apollo and piggyback registration rights to Apollo and certain of our other stockholders. Upon the sale of all of Apollo's common stock registered hereunder, Apollo will no longer have any registration rights under either the amended and restated stock rights agreement or the investor rights agreement. See "Description of Capital Stock." We cannot predict the size of future issuances of our common stock or the effect, if any, that future sales and issuances of shares of our common stock would have on the market price of our common stock. See "Related Party Transactions" and "Shares Eligible for Future Sale."

Delaware law and our charter documents may impede or discourage a takeover, which could cause the market price of our shares to decline.

          We are a Delaware corporation and the anti-takeover provisions of Delaware law impose various impediments to the ability of a third party to acquire control of us, even if a change of control would be beneficial to our existing stockholders. In addition, provisions of our amended and restated certificate of incorporation and by-laws may also make it more difficult for, or prevent a third party from, acquiring control of us without the approval of our board of directors. These provisions include:

  •
  a classified board of directors;

  •
  the sole power of a majority of the board of directors to fix the number of directors;

  •
  limitations on the removal of directors;

  •
  the sole power of the board of directors to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

  •
  the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval; and

  •
  the inability of stockholders to act by written consent or to call special meetings.

          Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock, our stockholder rights plan and certain other provisions of our amended and restated certificate of incorporation and by-laws could impede a merger, takeover or other business combination involving the Company or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See "Description of Capital Stock."

FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements, expressed or implied, by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially and we undertake no ongoing obligation, other than that imposed by law, to update these statements.

          Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Factors that could cause actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by the forward-looking statements include, but are not limited to, the following: general business and economic conditions; governmental policies affecting the highway maintenance programs or agricultural industry in localities where we or our customers operate; weather conditions; the impact of competitive products; pressure on prices realized by us for our products; constraints on supplies of raw materials used in manufacturing certain of our products; capacity constraints limiting the production of certain products; difficulties or delays in the development, production, testing and marketing of products; difficulties or delays in receiving required governmental and regulatory approvals; market acceptance issues, including the failure of products to generate anticipated sales levels; difficulties in integrating acquired businesses and in realizing related cost savings and other benefits; the effects of and changes in trade, monetary, environmental and fiscal policies, laws and regulations; foreign exchange rates and fluctuations in those rates; the costs and effects of legal proceedings, including environmental and administrative proceedings involving us; and other risk factors reported from time to time in our Securities and Exchange Commission reports. See "Where You Can Find More Information."

          You are urged to carefully consider these factors and the "Risk Factors" that appear elsewhere in this prospectus. All forward-looking statements attributable to us are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

          All of the shares of common stock being offered by this prospectus will be sold by the selling stockholders. We will not receive any of the proceeds from the sale of these shares.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

          Our common stock, $0.01 par value, has been traded on the New York Stock Exchange under the symbol "CMP" since December 12, 2003. Prior to that time, there was no trading market for our common stock. The following table sets forth for the fiscal quarters indicated the high and low sales prices for our common stock, as reported on the New York Stock Exchange Composite Tape, and the dividends per share declared in respect of those quarters.

	High	Low	Cash Dividends
Year Ended December 31, 2003:
Fourth Quarter (from December 12, 2003)	$14.45	$13.00	—
Year Ended December 31, 2004:
First Quarter	$16.99	$14.00	$0.1875
Second Quarter	$20.00	$16.25	$0.25
Third Quarter (through September 23, 2004)	$22.42	$18.60	$0.25

          On February 10, 2004, our board of directors declared a quarterly cash dividend of $0.1875 per share on our outstanding common stock. The dividend was paid on March 15, 2004 to stockholders of record as of the close of business on March 1, 2004.

          On May 4, 2004, our board of directors declared a quarterly cash dividend of $0.25 per share on our outstanding common stock. The dividend was paid on June 15, 2004 to stockholders of record as of the close of business on June 1, 2004.

          On August 12, 2004, our board of directors declared a quarterly cash dividend of $0.25 per share on our outstanding common stock. The dividend was paid on September 15, 2004 to stockholders of record as of the close of business on September 1, 2004.

          We intend to continue to pay quarterly cash dividends on our common stock at an annual rate of $1.00 per share. However, there can be no assurance that we will declare or pay any cash dividends. The declaration and payment of future dividends to holders of our common stock will be at the discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our debt agreements and other factors our board of directors deems relevant. The terms of our indebtedness may also restrict us from paying cash dividends on our common stock under some circumstances. See "Risk Factors — We may be restricted from paying cash dividends on our common stock in the future" and "Description of Certain Indebtedness."

          As of August 31, 2004, there were approximately 66 record holders of our common stock.

CAPITALIZATION

          The following table sets forth our cash and capitalization as of June 30, 2004. You should read this table together with "Selected Combined and Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our audited and unaudited combined and consolidated financial statements and the accompanying notes thereto included elsewhere in this prospectus.

As of June 30, 2004
(in millions)
Cash and cash equivalents(1)	$54.9

Debt:
Senior credit facilities:
Revolving debt(2)	—
Bank term debt	58.0
10% Senior Subordinated Notes(3)	327.8
12 3/4% Senior Discount Notes	80.7
12% Senior Subordinated Discount Notes	114.0

Total debt	$580.5

Stockholders' equity (deficit):
Common stock, $0.01 par value, 200,000,000 shares authorized; 35,367,264 shares issued and 30,761,202 outstanding	0.3
Additional paid-in capital	1.6
Treasury stock at cost, 4,606,062 shares	(8.7)
Accumulated deficit(1)	(150.4)
Accumulated other comprehensive income	24.8

Total stockholders' equity (deficit)	(132.4)

Total capitalization	$448.1

(1)
In connection with this offering, we will incur estimated expenses of approximately $0.4 million.

(2)
Our revolving credit facility provides for borrowings in an aggregate amount of up to $135.0 million for general corporate purposes and seasonal borrowings, subject to the satisfaction of customary conditions, including absence of defaults and the accuracy of representations and warranties. The average amount of revolver borrowings during the year will vary due to seasonal working capital requirements. As of June 30, 2004, $8.2 million of letters of credit were outstanding, leaving approximately $126.8 million available for future borrowings under our revolving credit facility.

(3)
Includes a premium of $2.8 million received in connection with the issuance of $75.0 million in aggregate principal amount of Compass Minerals Group's 10% senior subordinated notes due 2011 on April 10, 2002, or the "April 2002 senior subordinated notes," net of amortization.

SELECTED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION

          The following table presents selected combined and consolidated financial information. The statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the balance sheet data as of December 31, 2002 and 2003 are derived from our audited combined and consolidated financial statements included elsewhere in this prospectus. The statement of operations data for the years ended December 31, 1999 and 2000 and the balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited combined and consolidated financial statements that are not included herein. The historical statement of operations data for the six months ended June 30, 2003 and 2004 and the twelve months ended June 30, 2004, and the historical balance sheet data as of June 30, 2003 and 2004 are derived from unaudited consolidated financial statements that, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the data for such periods. The results of operations for the interim periods are not necessarily indicative of the operating results for the entire year or any future period.

          In connection with the completion of our initial public offering in December 2003, Salt Holdings Corporation was renamed Compass Minerals International, Inc. Prior to November 28, 2001, Salt Holdings Corporation was incorporated as IMC Potash Corporation, an inactive wholly owned subsidiary of IMC Global. Accordingly, prior to November 28, 2001, the combined and consolidated financial data reflect only the results of Compass Minerals International's wholly owned subsidiary, Compass Minerals Group, and Compass Minerals Group's subsidiaries. As part of the Recapitalization, IMC Potash Corporation was reincorporated as Salt Holdings Corporation. At November 28, 2001, IMC Global contributed Compass Minerals Group to the Company. Apollo has registered all of its remaining shares of common stock of the Company in this registration statement.

          The information included in this table should be read in conjunction with "Prospectus Summary — Summary Combined and Consolidated Financial Information," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the audited and unaudited combined and consolidated financial statements and accompanying notes thereto included elsewhere in this prospectus.

								For the twelve months ended June 30, 2004(6)
	For the years ended December 31,					For the six months ended June 30,
	1999	2000	2001	2002	2003	2003	2004
	(dollars in millions, except per share data)
Statement of Operations Data:
Sales	$494.4	$509.2	$523.2	$502.6	$600.6	$301.4	$347.4	$646.6
Cost of sales — shipping and handling	126.9	140.0	143.2	137.5	165.3	85.2	97.1	177.2
Cost of sales — products(1)	213.1	227.7	224.4	202.1	246.2	125.0	137.9	259.1
Depreciation and amortization(2)	55.1	44.3	32.6	37.1	42.1	19.4	20.3	43.0
Selling, general and administrative expenses	37.2	35.5	38.9	40.6	49.0	23.1	27.0	52.9
Goodwill write-down(3)	87.5	191.0	—	—	—	—	—	—
Restructuring and other charges(3)(4)	13.7	425.9	27.0	7.7	2.4	—	0.4	2.8
Operating earnings (loss)	(39.1)	(555.2)	57.1	77.6	95.6	48.7	64.7	111.6
Interest expense(5)	19.0	16.4	14.4	42.4	56.3	25.0	30.5	61.8
Net income (loss)	(67.5)	(467.7)	19.0	18.9	27.2	18.9	24.4	32.7
Dividends on preferred stock	—	—	0.8	10.6	1.2	1.2	—	—
Gain on redemption of preferred stock	—	—	—	—	(8.2)	(8.2)	—	—
Net income (loss) available for common stock	(67.5)	(467.7)	18.2	8.3	34.2	25.9	24.4	32.7
Balance Sheet Data (at period end):
Total cash and cash equivalents	$4.3	$0.3	$15.9	$11.9	$2.6	$13.7	$54.9	$54.9
Total assets	1,290.5	636.0	655.6	644.1	686.5	605.3	646.7	646.7
Series A redeemable preferred stock	—	—	74.6	19.1	—	1.8	—	—
Total debt	196.0	152.4	526.5	507.8	603.3	579.1	580.5	580.5
Per Share Data:
Net income (loss) per share:
Basic	$(135,452.15)	$(938,709.50)	$5.65	$0.24	$1.05	$0.74	$0.80	$1.08
Diluted	(135,452.15)	(938,709.50)	5.65	0.23	1.01	0.72	0.76	1.02
Cash dividends declared per share	—	—	8.28	—	2.85	2.85	0.4375	0.4375
Weighted-average common shares outstanding:
Basic	498	498	3,220,724	35,039,110	32,492,792	34,884,018	30,379,016	30,240,291
Diluted	498	498	3,220,724	35,474,539	33,983,983	36,081,867	32,200,707	32,043,403
Other Financial Data:
Cash flows provided by operating activities	$78.4	$72.1	$112.4	$82.4	$69.1	$82.9	$108.4	$94.6
Cash flows used for investing activities	(48.1)	(34.0)	(43.6)	(19.1)	(45.6)	(26.4)	(8.4)	(27.6)
Cash flows used for financing activities	(33.6)	(43.3)	(53.7)	(69.8)	(36.3)	(56.1)	(47.0)	(27.2)
Capital expenditures	45.6	33.7	43.0	19.5	20.6	5.4	8.6	23.8

(1)
"Cost of sales — products" is presented net of depreciation and amortization.

(2)
"Depreciation and amortization" for purposes of this table excludes amortization of deferred financing costs.

(3)
Based on anticipated proceeds from the sale of the Company by IMC Global, we recorded an asset impairment charge of $616.6 million, $482.1 million after tax, in the fourth quarter of 2000. In connection with this non-cash charge, goodwill was reduced $191.0 million and intangible assets — mineral interests was reduced $425.6 million. The goodwill write-down in 1999 was the result of lowering goodwill to its recoverable value based on estimated future discounted cash flows of the business.

(4)
"Restructuring and other charges" include primarily those charges related to the restructuring of our business in the fourth quarter of 1999 designed to reduce employee headcount and an asset impairment in the fourth quarter of 2000 related to the planned disposition of the Company by IMC Global as described in note (3) above. During 2001, we incurred $27.0 million of transaction and transition costs in connection with the Recapitalization. During 2002, we incurred $7.7 million of transition costs in connection with separating the Company from IMC Global. All cash payments relating to these charges have been made. During 2003, we incurred $2.4 million of costs related to our initial public offering. Of these costs, $1.1 million remained accrued and unpaid as of December 31, 2003. All of these costs were paid as of June 30, 2004. During the six months ended June 30, 2004, we incurred $0.4. million of costs related to a public offering of our common stock by certain stockholders of the Company in satisfaction of their registration rights. Of these costs, $0.4 million remained accrued and unpaid as of June 30, 2004. We recorded approximately $0.3 million of additional costs related to the offering in the third quarter of 2004.

(5)
As we have incurred substantial indebtedness in connection with the Recapitalization, we believe it is helpful to provide a measure describing the cash requirements necessary to satisfy our debt service in terms of "cash interest expense," which is interest expense less non-cash interest related to the 12 3/4% senior discount notes due 2012, or the "senior discount notes," the 12% senior subordinated discount notes due 2013, or the "subordinated discount notes," the senior subordinated debentures issued to IMC Global in connection with the Recapitalization, or the "Seller Notes," and the amortization of debt issuance costs, plus amortization of the original issuance premium. Cash interest expense was $37.7 million, $18.5 million and $17.7 million for the year ended December 31, 2003 and the six months ended June 30, 2003 and 2004, respectively. Cash interest expense is not calculated under generally accepted accounting principles, or "GAAP." While cash interest expense and similar variations thereof are commonly used as a measure of the ability to meet debt service requirements, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation. The following table reconciles the differences between cash interest expense and interest expense, calculated in accordance with GAAP.

		For the six months ended June 30,
	For the year ended December 31, 2003			For the twelve months ended June 30, 2004
		2003	2004
	(in millions)
Interest expense	$56.3	$25.0	$30.5	$61.8
Less non-cash interest expense:
Senior discount notes	8.8	4.2	5.0	9.6
Subordinated discount notes	7.4	1.3	6.6	12.7
Seller Notes	0.2	0.2	—	—
Less (plus) amortization:
Deferred financing costs	2.5	0.9	1.3	2.9
Amortization of premium on senior subordinated notes	(0.3)	(0.1)	(0.1)	(0.3)

Cash interest expense	$37.7	$18.5	$17.7	$36.9

(6)
We have presented operating and financial data for the twelve months ended June 30, 2004 because of the seasonality of our salt sales and the resulting variability in operating results from quarter to quarter. Therefore, the operating and financial data for the twelve months ended June 30, 2004 accompanies the operating and financial data for the six months ended June 30, 2004 to provide a more accurate and complete description of our results of operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

          The statements in this discussion regarding the industry outlook, our expectations regarding the future performance of our business, and the other non-historical statements in this discussion are forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, the risks and uncertainties described in the "Risk Factors" section. You should read the following discussion together with the section entitled "Risk Factors" and the combined and consolidated financial statements and notes thereto included elsewhere in this prospectus.

Company Overview

          We are one of the largest producers of rock, or highway deicing, salt in North America and the United Kingdom, and operate the largest highway deicing salt mines in these regions. We are also the third largest producer of general trade salt in North America and the second largest in the United Kingdom, serving major retailers, agricultural cooperatives and food producers. In addition, we are the largest producer of sulfate of potash, or "SOP," in North America, which is used in the production of specialty fertilizers. Salt is one of the most widely used minerals in the world and has a wide variety of end-use applications, including highway deicing, food-grade applications, water conditioning and various industrial uses.

          We focus on building intrinsic value by improving our earnings before interest, income taxes, depreciation and amortization, or "EBITDA," based on a normal winter weather season and by improving our cost structure. The goals of our management team's stewardship is to generate consistent cash flow despite weather variations and to maximize value from our cash flow generated from operations. We can employ our operating cash flow in a variety of ways, including to pay dividends, re-invest in our business, pay down debt and make small tuck-in acquisitions. Additionally, through our operational excellence program, we strive to maintain or improve our flexible, low-cost structure. We design programs to measure and continuously improve our operating performance.

          Our business also includes the following key characteristics:

  •
  We believe that our cash flow is not materially impacted by economic cycles due to the stable end-use markets of salt and the absence of cost-effective alternatives. Short-term cash flows are affected by the seasonality of our business and are dependent on weather conditions. See "Risk Factors — The seasonal demand for our products and the variations in our cash flows from quarter to quarter as a result of weather conditions may have an adverse effect on our results of operations and the price of our common stock."

  •
  We operate eleven facilities in North America and the United Kingdom, including the largest rock salt mine in the world in Goderich, Ontario and the largest salt mine in the United Kingdom in Winsford, Cheshire.

  •
  We believe that we are among the lowest cost rock salt producers in our markets. Our cost advantage is due to the size and quality of our reserves, effective mining techniques and efficient production processes. In addition, our salt mines in North America are located near either rail or water transport systems, thereby minimizing shipping and handling costs, which constitute a significant portion of the overall delivered cost of salt. Note 13 to our audited combined and consolidated financial statements included in this prospectus provides additional information regarding geographical data.

          We recognize sales at the time of shipment to the customer, which coincides with the transfer of title and risk of ownership to the customer. Sales represent billings to customers net of sales taxes charged for the sale of the product. Sales include shipping and handling costs which are expensed when the related product is sold.

          For the twelve months ended June 30, 2004, we sold approximately 13.2 million tons of salt and other minerals, generating sales of $646.6 million and net income of $32.7 million. For the six months ended June 30, 2004, we sold approximately 7.1 million tons of salt and other minerals, generating sales of $347.4 million and net income of $24.4 million.

Stand-Alone Company

          The combined and consolidated financial information related to periods ending 2001 and prior included in this prospectus have been derived from the consolidated financial statements of IMC Global. The preparation of this information was based on assumptions and estimates, including allocations of costs from IMC Global, that we believe are reasonable. This financial information may not, however, necessarily reflect the results of operations, financial positions and cash flows that would have occurred if we had been a separate, stand-alone entity during the periods presented or our future results of operations, financial position and cash flows.

          We believe that there are opportunities to improve performance on both the sales and cost sides of our business. For example, we believe that our new management focus on operating efficiencies and monitoring capital expenditures following the consummation of the Recapitalization has led to reductions in our operating costs and maintenance capital expenditures. Additionally, we intend to continue to focus on growing our SOP business and regaining our lost market share.

          In connection with the Recapitalization, we have incurred substantial indebtedness, interest expense and repayment obligations. The interest expense relating to this debt has adversely affected our net income. Upon consummation of the Recapitalization, we incurred a number of one-time fees and expenses of approximately $34.7 million. Note 3 and Note 11 to our audited combined and consolidated financial statements included in this prospectus provide additional information related to these fees and expenses.

Management's Discussion on Critical Accounting Policies

          Preparation of our consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses. Management believes the most complex and sensitive judgments, because of their significance to our consolidated financial statements, result primarily from the need to make estimates about the effects of matters that are inherently uncertain.

          We have identified the critical accounting policies that we believe are most important to the portrayal of our financial condition and results of operations. We believe the policies set forth below require management's most subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain.

Inventory Allowances

          We record allowances for unusable or slow moving finished goods and raw materials and supplies inventory. We adjust the value of certain inventory to the estimated market value to the extent that management's assumptions of future demand, market or functional conditions indicate the cost basis is either in excess of market or the inventory will not be utilized or sold in future operations. If actual demand or conditions are less favorable than those projected by management, additional inventory write-downs may be required.

Mineral Interests

          As of June 30, 2004, we maintained $147.2 million of net mineral interests as a part of mineral interests and other intangible assets and $7.9 million of net mineral properties as a part of property, plant and equipment.

          Mineral interests include probable mineral reserves. We lease mineral reserves at several of our extraction facilities. These leases have varying terms and many provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of sales. Pursuant to Statement of Financial Accounting Standards, or "SFAS," No. 141, "Business Combinations" and SFAS No. 142, "Goodwill and Other Intangible Assets," mineral interests associated with properties that we do not own are classified as intangible assets. See " — Recent Accounting Pronouncements."

          Mineral interests recorded as a part of mineral interests and other intangible assets are amortized on a units-of-production method based on internal and third-party estimates of recoverable reserves. Mineral interests recorded as a part of property, plant and equipment are amortized on a straight-line basis.

          Our rights to extract minerals are contractually limited by time. If we are not able to continue to extend lease agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, the assigned lives may be less than that projected by management, or if the actual size, quality or recoverability of the minerals is less than that projected by management, then the rate of amortization could be increased or the value of the reserves could be reduced by a material amount.

Income Taxes

          In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of sales and expense. We are required to assess the likelihood that we will ultimately be able to recover our deferred tax assets. If recovery is not likely, we must increase our provision for taxes by recording a reserve, in the form of a valuation allowance, for the deferred tax assets that we estimate will not ultimately be recoverable.

          In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in recent reporting years and, to some extent, our forecast of future taxable income. In determining future taxable income, we are responsible for the assumptions utilized, including the amount of state, federal and international pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

          As a result of this analysis, after considering all available evidence, both positive and negative, we concluded that a valuation allowance for certain of our deferred tax assets was required. As of June 30, 2004, we had $38.3 million of deferred tax assets resulting from our prior year U.S. NOL carryforwards, accrued interest on discount notes and alternative minimum tax credits.

          Since we do not consider recovery of these deferred tax assets to be more likely than not under our current operating structure, a valuation allowance has been recorded. At June 30, 2004, the valuation allowance was $38.3 million for which the ultimate recovery of the deferred tax asset is primarily dependent upon the availability of an adequate level of domestic taxable income. The actual amount of the deferred tax assets realized could ultimately be materially different from those recorded, as impacted by changes in income tax laws and actual operating results that differ from historical and forecasted amounts.

          We intend to maintain this valuation allowance until sufficient positive evidence exists to support reversal of the valuation allowance. Our income tax expense recorded in the future will be reduced to the extent of offsetting decreases in our valuation allowance. An increase in the valuation allowance would result in additional income tax expense in such period and could have a significant impact on our future earnings.

          In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in multiple jurisdictions. We recognize potential liabilities for anticipated tax issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. If payment of these amounts ultimately proves to be unnecessary, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary. If our estimate of tax liabilities proves to be less than the ultimate assessment, a further charge to expense would result.

Pension Plans

          We make actuarial assumptions in consultation with our actuaries as our advisors that we believe are reasonable. These assumptions include discount rates, expected long-term rates of return on plan assets and rate of compensation increases, and are used in the calculation of the actuarial valuation of our defined benefit pension plans. If actual conditions or results vary from those projected by management, adjustments may be required in future periods to meet minimum pension funding, thereby increasing pension expense and our pension liability. Note 9 to our audited combined and consolidated financial statements included in this prospectus provides additional information regarding pension assumptions used by us.

          We have two defined benefit pension plans for some of our employees in the United States and the United Kingdom. The size of the U.S. plan is not significant as compared to the U.K. plan, taken as a whole. The U.K. plan was closed to new participants in 1992. Our funding policy is to make the minimum annual contributions required by applicable regulations. Cash contributions to the plans totaled $1.5 million and $1.1 million during the years ended December 31, 2003 and 2002, respectively.

Seller Notes and Settlement Notes

          In connection with the Recapitalization on November 28, 2001, Compass issued $11.3 million in notes payable to IMC Global, or the "Seller Notes" (see Note 11 in our combined and consolidated financial statements included in this prospectus). If threshold equity returns had not been achieved by Apollo affiliates, the Seller Notes and any accrued and unpaid interest (including any related promissory notes) could have been payable in whole or in part to Apollo affiliates rather than IMC Global.

          In 2002, Compass, Apollo, IMC Global and certain of their affiliates amended the Seller Notes in connection with post-closing requirements of the Recapitalization. IMC Global returned a portion of the Seller Notes, plus interest, to Compass. Pursuant to this settlement, we retained a contingent obligation to pay a portion of the notes plus accrued interest (now termed "Settlement Notes") that would have been payable, in whole or in part, to Apollo affiliates if specified levels of equity returns had not been achieved. In June of 2003, the remaining portion of Seller Notes were repurchased and retired. In connection with the completion of the Company's initial public offering in December 2003, the performance targets were met that relieved the Company from the contingent obligation whereby the Settlement Notes and related accrued interest could have been payable to Apollo affiliates.

Other Significant Accounting Policies

          Other significant accounting policies not involving the same level of measurement uncertainties as those discussed above are nevertheless important to an understanding of our financial statements. Policies related to sales recognition, environmental accruals, financial instruments and consolidation require difficult judgments on complex matters that are often subject to multiple sources of authoritative guidance. Some of these matters are among topics currently under re-examination by accounting standards setters and regulators. Although no specific conclusions reached to date by these standard setters appear likely to cause a material change in our accounting policies, future outcomes cannot be predicted with confidence.

Results of Operations

          The following table sets forth combined and consolidated historical financial information for the years ended December 31, 2001, 2002 and 2003 and for the six months ended June 30, 2003 and 2004. The table and discussion should be read in conjunction with the information contained in our combined and consolidated financial statements and the notes thereto included in this prospectus. However, our results of operations set forth below and elsewhere in this prospectus may not necessarily reflect what would have occurred if we had been a separate, stand-alone entity during the periods presented or what will occur in the future. See "Risk Factors — We are a holding company with no operations of our own and depend on our subsidiaries for cash."

	For the year ended December 31,			For the six months ended June 30,
	2001	2002	2003	2003	2004
	(dollars in millions, except per ton data)
Results of Operations:
Sales	$523.2	$502.6	$600.6	$301.4	$347.4
Cost of sales — shipping and handling	143.2	137.5	165.3	85.2	97.1
Cost of sales — products	257.0	239.2	288.3	144.4	158.2

Gross profit	123.0	125.9	147.0	71.8	92.1
Selling, general and administrative expenses	38.9	40.6	49.0	23.1	27.0
Restructuring and other charges	27.0	7.7	2.4	—	0.4

Operating earnings (loss)	57.1	77.6	95.6	48.7	64.7
Interest expense	14.4	42.4	56.3	25.0	30.5
Other (income) expense	(3.1)	4.9	3.7	1.0	0.7

Income (loss) before taxes	45.8	30.3	35.6	22.7	33.5
Income tax expense (benefit)	26.8	11.4	8.4	3.8	9.1

Net income (loss)	$19.0	$18.9	$27.2	18.9	24.4

Dividends on preferred stock	0.8	10.6	1.2	1.2	—
Gain on redemption of preferred stock	—	—	(8.2)	(8.2)	—

Net income available for common stock	$18.2	$8.3	$34.2	$25.9	$24.4

Sales by Segment:
Salt	$485.0	$452.5	$546.6	$274.8	$303.0
Specialty potash fertilizers	38.2	50.1	54.0	26.6	44.4

Total	$523.2	$502.6	$600.6	$301.4	$347.4

Sales Volumes (in thousands of tons):
Highway Deicing	9,402	7,965	9,663	5,287	5,525
General Trade	2,822	2,786	2,927	1,364	1,415
Specialty potash fertilizers	188	242	251	124	200
Average Sales Price (per ton):
Highway Deicing	$26.87	$27.96	$29.25	$29.47	$30.88
General Trade	82.35	82.48	89.50	87.18	93.58
Specialty potash fertilizers	203.19	207.02	215.21	216.20	219.64

Six Months Ended June 30, 2004 Compared to the Six Months Ended June 30, 2003

Sales

          Sales for the six months ended June 30, 2004 of $347.4 million increased $46.0 million, or 15% compared to $301.4 million for the six months ended June 30, 2003. Sales include revenues from the sale of our products, or "Product Sales," as well as pass-through shipping and handling fees charged to customers to reimburse us for shipping and handling costs incurred in delivering salt and SOP product to the customer. Such shipping and handling fees were $97.1 million during the six months ended June 30, 2004, an increase of $11.9 million compared to the six months ended June 30, 2003 shipping and handling fees of $85.2 million. The increase in shipping and handling related fees for the six months ended June 30, 2004 is due to the increased volume of products sold as compared to 2003.

          Product Sales for the six months ended June 30, 2004 of $250.3 million increased $34.1 million, or 16% compared to $216.2 million for the same period in 2003. Salt Product Sales for the six months ended June 30, 2004 of $213.1 million increased $19.2 million, or 10% compared to $193.9 million for the same period in 2003 primarily due to increased sales volumes in our highway deicing product lines ($4.0 million) and increased sales volumes in our general trade product line ($4.5 million). The increased sales volumes in our highway deicing product line came mainly from the United Kingdom (approximately 220,000 tons) and was primarily due to more normal winter weather in the United Kingdom in the March quarter of 2004 compared to an extremely mild March quarter in 2003. The increased sales volumes in our North American general trade product line of approximately 56,000 tons was primarily due to above average winter weather on the east coast, where our retail deicing products are sold.

          Salt Product Sales were also favorably impacted by approximately $11.3 million from the effect of a weakened U.S. dollar against both the Canadian dollar and the British pound. Average prices, net of foreign exchange effects, remained relatively consistent.

          Specialty potash fertilizer Product Sales for the six months ended June 30, 2004 of $37.2 million increased $14.9 million, or 67% compared to $22.3 million for the same period in 2003 primarily due to increased sales volumes of approximately 76,000 tons ($13.5 million), reflecting increases in both domestic and international market share due to the purchase and successful integration of IMC Global's former SOP marketing business. Average prices were also higher by approximately $1.5 million.

Gross Profit

          Gross profit for the six months ended June 30, 2004 of $92.1 million increased $20.3 million, or 28% compared to $71.8 million for the same period in 2003. The increase in gross profit primarily reflects the impact of improved prices and volumes ($1.2 million and $6.8 million, respectively) and changes in foreign exchange rates as described above ($4.8 million). Additionally, a reduction in costs to produce and distribute products increased our gross profit by $7.3 million.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses for the six months ended June 30, 2004 of $27.0 million increased $3.9 million, or 17% compared to $23.1 million for the same period in 2003. The increase primarily reflects increased costs associated with being a new public company, additional variable compensation and benefit costs of approximately $1.7 million due to improved financial results, and the impact of changes in foreign exchange rates of approximately $1.2 million.

Interest Expense

          Interest expense for the six months ended June 30, 2004 of $30.5 million increased $5.5 million compared to $25.0 million for the same period in 2003. This increase is primarily the result of interest from the senior subordinated discount notes issued in May 2003.

Other Expense

          Other expense for the six months ended June 30, 2004 of $0.7 million decreased $0.3 million compared to other expense of $1.0 million for the same period in 2003. In the second quarter of 2003, we recorded $1.1 million of costs related to amending our senior credit facility and $1.9 million gain related to the early extinguishment of debt. Additionally, as part of other expense, we recorded foreign exchange losses of $0.7 million and $1.9 million in the six months ended June 30, 2004 and 2003, respectively.

Income Tax Expense

          Income tax expense for the six months ended June 30, 2004 of $9.1 million increased $5.3 million compared to income tax expense of $3.8 million for the same period in 2003. This increase between periods is primarily due to the overall increase in pre-tax income and a larger portion of pre-tax income being generated outside of the United States. This decrease in the percentage of domestic pre-tax income compared to the same period in 2003 results in a lesser portion of our taxable income being offset by the utilization of previously reserved NOLs. Our income tax provision differs from the U.S. statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, foreign mining income taxes, non-deductible interest expense, valuation allowance on interest expense on discount notes and changes in the utilization of previously reserved deferred tax assets.

Dividends on Preferred Stock

          We repurchased and redeemed all of our redeemable preferred stock in December 2003. As a result, there are no dividends on redeemable preferred stock for the six months ended June 30, 2004.

Year Ended December 31, 2003 Compared to the Year Ended December 31, 2002

Sales

          Sales for the year ended December 31, 2003 of $600.6 million increased $98.0 million, or 19% compared to $502.6 million for the year ended December 31, 2002. Sales include Product Sales as well as pass-through shipping and handling fees charged to customers to reimburse us for shipping and handling costs incurred in delivering salt and SOP product to the customer. These shipping and handling fees were $165.3 million during the year ended December 31, 2003, an increase of $27.8 million compared to shipping and handling fees of $137.5 million for the year ended December 31, 2002. The increase in shipping and handling-related fees for the year ended December 31, 2003 was primarily due to more tons of deicing salt and general trade salt sold in North America as compared to the same period in 2002.

          Product Sales for the year ended December 31, 2003 of $435.3 million increased $70.2 million, or 19% compared to $365.1 million for the same period in 2002. Salt Product Sales for the year ended December 31, 2003 of $390.0 million increased $67.7 million, or 21% compared to $322.3 million for the same period in 2002. This increase was primarily due to a 1,561,000 ton increase in sales volumes in our North American deicing product line combined with a 141,000 ton increase in sales volumes in our general trade product line. These increases in sales volumes impacted sales by approximately $30.3 million and $15.1 million, respectively. Also contributing to the increase in Product Sales was improved pricing in both our North American deicing product line and general trade product line of approximately $14.5 million, of which changes in foreign exchange rates totaled $9.2 million. SOP Product Sales for the year ended December 31, 2003 of $45.3 million increased $2.5 million, or 6% compared to $42.8 million for the same period in 2002 due to both improved sales volumes and pricing.

Gross Profit

          Gross profit for the year ended December 31, 2003 of $147.0 million increased $21.1 million, or 17% compared to $125.9 million for the same period in 2002. The increase in gross profit primarily reflects the impact of improved highway and consumer deicing sales volumes and improved pricing as described in the preceding paragraph.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses of $49.0 million for the year ended December 31, 2003 increased $8.4 million, or 21% compared to $40.6 million for the same period in 2002. This increase primarily reflects additional compensation and variable benefit costs and higher spending on discretionary promotional and marketing costs. Additionally, fluctuations in foreign exchange rates increased selling, general and administrative expenses by $2.0 million.

Restructuring and Other Charges

          In the fourth quarter of 2003, we incurred $2.4 million of costs directly related to the completion of our initial public offering. The shares of common stock sold were shares previously held by stockholders and we did not receive any proceeds from the sale of the shares. Therefore, the costs related to the initial public offering were recorded as other operating costs on our income statement. During 2002, restructuring and other charges represented transition costs that are non-recurring in nature and relate to charges required to establish us as a self-sustaining entity. We incurred $7.7 million of transition costs in the year ended December 31, 2002, consisting primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies and costs associated with determining the post-closing purchase price adjustment. No such costs were incurred in 2003.

Interest Expense

          Interest expense for the year ended December 31, 2003 of $56.3 million increased $13.9 million or 32.8% compared to $42.4 million for the same period in 2002. This increase was primarily the result of higher outstanding debt balances during 2003 following the issuance of the senior discount notes in December 2002 and the subordinated discount notes in May 2003. See Note 8 to our audited combined and consolidated financial statements included in this prospectus.

Other (Income) Expense

          Other expense for the year ended December 31, 2003 of $3.7 million decreased $1.2 million compared to $4.9 million for the same period in 2002. In April 2002, we recorded a $5.3 million charge related to the write-off of the deferred financing costs associated with the refinancing of our term loan credit facility. In the second quarter of 2003, we recorded $1.4 million of costs related to amending our senior credit facilities and a $1.9 million gain related to the early extinguishment of debt. We also recorded non-cash foreign exchange losses and (gains) of $3.9 million and $(0.6) million in the year ended December 31, 2003 and 2002, respectively.

Income Tax Expense

          Income tax expense for the year ended December 31, 2003 of $8.4 million decreased $3.0 million compared to $11.4 million for the same period in 2002. This decrease was primarily due to a reduction in the effective state income tax rate and a larger portion of pre-tax income being generated in the United States during the year ended December 31, 2003 than in the same period in 2002. This allowed for an increase in the amount of previously reserved NOLs to be utilized to offset U.S. taxable income. Our income tax provision differs from the U.S. statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, foreign mining taxes, changes in the expected utilization of previously reserved NOLs and non-deductible interest expense on discount notes.

Dividends on Preferred Stock

          Dividends on our mandatorily redeemable preferred stock for the year ended December 31, 2003 of $1.2 million decreased $9.4 million compared to $10.6 million for the year ended December 31, 2002. This decrease was the result of less mandatorily redeemable preferred stock outstanding during the year ended December 31, 2003 when compared to the same period in the prior year. Approximately 78% of the then-outstanding mandatorily redeemable preferred stock was converted into senior discount notes in December 2002. Additionally, we repurchased and redeemed 14,704 shares of our mandatorily redeemable preferred stock in June 2003, and repurchased and redeemed the remaining 1,749 shares of our mandatorily redeemable preferred stock in December 2003. No shares of our mandatorily redeemable preferred stock were outstanding at December 31, 2003.

          Furthermore, beginning on July 1, 2003, dividends on our mandatorily redeemable preferred stock were accounted for as interest expense in our consolidated statements of operations in accordance with SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." Prior to that time, the dividends were treated as a reduction to stockholders' equity (deficit). The dividends included in interest expense totaled $0.1 million for the year ended December 31, 2003.

Gain on Redemption of Preferred Stock

          The $8.2 million gain on redemption of preferred stock resulted from the repurchase of 14,704 shares of mandatorily redeemable preferred stock in June 2003 and was treated as an increase to net income available for common stock. No such redemptions occurred in 2002. The redemption of 1,749 shares of our mandatorily redeemable preferred stock in December 2003 was at the stock's accreted value and, therefore, did not result in any gain or loss.

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Sales

          Sales for 2002 of $502.6 million decreased $20.6 million, or 3.9% compared to $523.2 million in 2001. Sales include Product Sales as well as pass-through shipping and handling fees charged to customers to reimburse us for shipping and handling costs incurred in delivering salt and SOP product to the customer. Such shipping and handling fees were $137.5 million during 2002, a decrease of $5.7 million compared to 2001 shipping and handling fees of $143.2 million. The decline in shipping and handling related fees during 2002 was due to fewer tons of products sold compared to 2001.

          Product Sales for 2002 of $365.1 million decreased $14.9 million, or 3.9% compared to $380.0 million for 2001. Salt Product Sales for 2002 of $322.3 million decreased $19.5 million, or 5.7% compared to $341.8 million for 2001. This decrease was primarily the result of a 1,437,000 ton decline in sales volumes in our combined North American and U.K. highway deicing product lines due to the mild winter weather in the March 2002 quarter. The decline in volumes negatively impacted sales by approximately $27 million. Additionally, the general trade product lines had a 36,000 ton reduction in sales volumes which was also primarily the result of the mild March 2002 quarter winter weather. This reduction in volumes unfavorably impacted sales by approximately

$7 million. Overall, the reduction in sales volumes was offset in part by an improvement in the pricing for our North American salt product lines of $15 million. SOP Product Sales for 2002 of $42.8 million increased $4.6 million compared to $38.2 million for 2001 primarily due to a 54,000 ton increase in sales volumes partially offset by lower average prices.

Gross Profit

          Gross profit for 2002 of $125.9 million increased $2.9 million, or 2.4% compared to $123.0 million for 2001. The increase in gross profit primarily reflects the $15 million resulting from the improvement in the pricing of our North American salt product lines offset by an approximate $17 million decline due to lower highway deicing sales volumes. Gross margins also increased by approximately $2 million due to the increase in SOP sales volumes partially offset by lower average prices. Lower operating costs also improved our gross margin by $4 million.

Selling, General and Administrative Expenses

          Selling, general and administrative expenses of $40.6 million for 2002 increased $1.7 million, or 4.4% compared to $38.9 million for 2001. The increase primarily reflects additional costs related to our transition to a stand-alone entity for services previously provided by IMC Global prior to the Recapitalization.

Restructuring and Other Charges

          Transition costs are non-recurring in nature and relate to charges required to establish us as an independent entity. During 2002, we incurred $7.7 million of transition costs that were directly related to our transition from an entity controlled by IMC Global and consisted primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies and costs associated with determining the post-closing purchase price adjustment.

Interest Expense

          Interest expense for 2002 of $42.4 million increased $28.0 million compared to $14.4 million for 2001. This increase is primarily the result of our new capital structure following the Recapitalization on November 28, 2001.

Other (Income) Expense

          Other expense for 2002 of $4.9 million increased $8.0 million compared to other income of $3.1 million for 2001. Other income in 2001 was primarily interest income earned from IMC Global. We earned no interest income from IMC Global in 2002. Additionally, we recorded a $5.3 million loss related to refinancing our term loan credit facility in 2002.

Income Tax Expense

          Income tax expense for 2002 of $11.4 million decreased $15.4 million compared to $26.8 million of income tax expense for 2001 due to a decline in pre-tax income partially resulting from higher interest expense following the Recapitalization. Our income tax provision differs from the United States statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, changes in the expected utilization of previously reserved NOLs, non-deductible transaction costs and foreign mining taxes.

Liquidity and Capital Resources

          Historically, we have used cash generated from operations to meet our working capital needs and to fund capital expenditures. Our primary sources of liquidity will continue to be cash flow from operations and borrowings under our revolving credit facility. When we cannot meet our liquidity or capital needs with cash from operations, we meet those needs with borrowings under our revolving credit facility. Due to the seasonality of our business, we expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

          During the six months ended June 30, 2004, cash flows from operations were $108.4 million. We used a portion of those cash flows to pay down $14.0 million of our revolving credit facility that was outstanding as of December 31, 2003, to pay $13.3 million of dividends to the holders of our common stock and to make $20.0 million in voluntary principal payments on our term loan.

          Our significant debt service obligations following the Recapitalization could, under certain circumstances, materially affect our financial condition and prevent us from fulfilling our obligations under our senior subordinated notes, senior credit facility, senior discount notes and senior subordinated discount notes. As of June 30, 2004, we are in compliance with all conditions and covenants related to the senior credit facility, senior subordinated notes, senior discount notes and senior subordinated discount notes.

          Although our operations are conducted through our subsidiaries, none of our subsidiaries are obligated to make funds available to us for payment on our indebtedness or to pay dividends on our capital stock. Accordingly, our ability to make payments on our indebtedness and distribute dividends to our stockholders is dependent on the earnings and the distribution of funds from our subsidiaries. The terms of our senior credit facilities and the indenture governing the senior subordinated notes of Compass Minerals Group significantly restrict our subsidiaries from paying dividends and otherwise transferring assets to us. Furthermore, our subsidiaries will be permitted under the terms of our senior credit facilities and other indebtedness to incur additional indebtedness that may severely restrict or prohibit the making of distributions, the payment of dividends or the making of loans by our subsidiaries to us. The terms of our senior credit facilities also restrict our subsidiaries from paying dividends to us in order to fund cash interest on our senior discount notes and subordinated discount notes if we do not maintain an adjusted senior indebtedness leverage ratio of 5.00 or less (as of June 30, 2004) or if a default or event of default has occurred and is continuing under our senior credit facilities. As of June 30, 2004, our adjusted senior indebtedness leverage ratio was 2.6. We cannot assure you that we will maintain this ratio. This ratio is not necessarily comparable to other similarly titled ratios of other companies due to inconsistencies in the method of calculation. We encourage you to read our amended and restated credit agreement, as amended, contained in the exhibits to the Registration Statement Form S-1 filed with the Securities and Exchange Commission of which this prospectus is a part.

          We cannot assure you that the agreements governing the current and future indebtedness of our subsidiaries will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled interest and principal payments on our indebtedness when due.

For the six months ended June 30, 2004 and 2003

          Net cash flow generated by operating activities for the six months ended June 30, 2004 and 2003 was $108.4 million and $82.9 million, respectively. Of these amounts, $48.4 million and $38.8 million for 2004 and 2003, respectively, were generated by working capital reductions. The primary working capital reductions for 2004 and 2003 were decreases in receivables of $62.4 million and $50.7 million, respectively, and decreases in inventories of $13.6 million and $21.0 million, respectively. These reductions were partially offset by decreases in accounts payable and accrued expenses of $27.6 million and $32.9 million, respectively. These reductions are indicative of the seasonal nature of highway deicing product line sales.

          Net cash flow used by investing activities for the six months ended June 30, 2004 and 2003, was $8.4 million and $26.4 million, respectively. These cash flows consisted of capital expenditures primarily to maintain our facilities of $8.6 million and $5.4 million during the six months ended June 30, 2004 and 2003, respectively, and $21.0 million in 2003 related to our purchase of certain intangible assets related to IMC Global's SOP business.

          Net cash flow used by financing activities was $47.0 million for the six months ended June 30, 2004, primarily due to a $14.0 million pay down of our revolving credit facility, $20.0 million in voluntary principal repayments that reduced the amount of long-term debt outstanding under our term loan credit facility and $13.3 million of dividends paid. No gain or loss was recorded upon repayment of debt. Net cash flow used by financing activities was $56.1 million for the six months ended June 30, 2003, primarily due to $9.8 million repurchase of common stock (treasury stock), $30.0 million voluntary principal repayment that reduced the amount of long-term debt outstanding under our term loan credit facility, $6.6 million related to the redemption of preferred stock and $3.9 million of deferred financing costs. Additionally, in May 2003, we issued our senior subordinated discount notes and used the proceeds of approximately $100.0 million to pay a dividend on common stock.

For the year ended December 31, 2003

          Net cash flow generated by operating activities for the year ended December 31, 2003 was $69.1 million. Cash generated from operating activities includes $14.5 million used for an increase in working capital. The primary increase in working capital was an increase in receivables of $18.5 million, offset in part by decreases in inventories of $4.3 million and decreases in accounts payable and accrued expenses of $0.3 million. These changes are indicative of the seasonal nature of highway deicing product line sales with differences primarily related to changes in late December quarter sales versus the prior year.

          Net cash flow used by investing activities for the year ended December 31, 2003 was $45.6 million. We had capital expenditures during 2003 of $18.6 million to maintain our business and $2.0 million for cost-reduction and new-opportunity projects. We also spent $24.8 million related to our purchase of certain intangible assets related to IMC Global's former SOP business.

          Net cash flow used by financing activities was $36.3 million and was primarily due to a $9.7 million repurchase of common stock, a $30.0 million voluntary principal repayment that reduced the amount of long-term debt outstanding under our term loan credit facility, $8.5 million related to the redemption of preferred stock, including accrued dividends, and $5.0 million of deferred financing costs. These outflows were partially offset by $14.0 million of borrowings under our revolving credit facility and the receipt of $8.8 million from IMC Global to pay income taxes for periods prior to the Recapitalization which were indemnified by IMC Global. Additionally, in May 2003, we issued the subordinated discount notes and used the proceeds of approximately $100.0 million to pay a dividend on our common stock.

For the year ended December 31, 2002

          Net cash flow generated by operating activities was $82.4 million for the year ended December 31, 2002. Of this amount, $12.7 million was generated by working capital reductions. The primary working capital reductions were increases in accounts payable and accrued expenses of $14.8 million and decreases in inventories of $3.8 million offset in part by an increase in receivables of $5.9 million. The improvement in working capital was partially due to faster collections of our receivables and the timing of interest payments. These improvements were partially offset by more severe winter weather in December 2002 than in December 2001. Additionally, in August 2002, we amended an agreement with a supplier related to the purchase of salt from the supplier's chemical production facility. Effective with the amendment, we discontinued the purchase of salt from this supplier. We received a one-time cash payment of $8.0 million related to the amendment which terminates in December 2010. In the future we may elect to resume purchasing salt from the supplier's facility. In that event, we would repay a ratable portion of the cash received.

          Net cash flow used by investing activities was $19.1 million for the year ended December 31, 2002, primarily related to capital expenditures. Extensive efforts were made throughout 2002 to focus capital spending on maintaining the business while leveraging our growth and cost-reduction capital spending in prior years. Capital expenditures during 2002 included $17.0 million of expenditures to maintain our facilities. During the four years prior to 2002, on average, we spent in excess of $20.0 million per year in growth and cost-reduction capital expenditures to upgrade our core operating facilities, expand and rationalize production capacities and improve operating efficiencies. Growth and cost-reduction capital expenditures were $2.5 million for 2002.

          Net cash flow used by financing activities was $69.8 million for the year ended December 31, 2002, primarily due to the $39.8 million repayment of borrowings under our revolving credit facility, combined with $40.0 million of voluntary principal repayments that reduced the amount of long-term debt outstanding under our term loan credit facility. The cash used was partially offset by $12.8 million of capital contributions received by us from IMC Global related to the post-closing purchase price adjustment.

          Additionally, on April 10, 2002, Compass Minerals Group completed an offering of $75.0 million aggregate principal amount of its senior subordinated notes. The April 2002 senior subordinated notes were issued to bondholders at a premium of $3.4 million, plus accrued interest from February 15, 2002, and accordingly, we received gross proceeds of $79.5 million from the offering of the these notes. The proceeds from the offering of the April 2002 senior subordinated notes, net of transaction costs, were used to repay borrowings under the revolving credit facility. In connection with this transaction, we recorded a charge to Other (income) expense in our consolidated statements of operations of approximately $5.3 million, which was reflected as a non-cash add-back to net cash provided by operating activities.

For the year ended December 31, 2001

          Net cash flow generated by operating activities was $112.4 million for the year ended December 31, 2001. Of this amount, $50.8 million was generated by working capital reductions. The largest working capital reduction, reflective of our exposure to weather conditions, was a $36.3 million decrease in our receivables. This reduction was primarily related to more severe winter weather in December 2000 than in December 2001.

          Net cash flow used by investing activities was $43.6 million for the year ended December 31, 2001, primarily representing capital expenditures of the business. As part of these capital expenditures, we incurred $5.7 million related to the new mine shaft, mill and headframe at the Cote Blanche, Louisiana facility. The remaining capital expenditures included $26.4 million of expenditures to maintain our facilities and $11.0 million of growth and cost-reduction capital expenditures. The significant growth and cost-reduction projects related to the continuing expansion of our Lyons, Kansas evaporation facility and the purchase of a continuous miner at our Winsford facility.

          Net cash flow used by financing activities was $53.7 million for the year ended December 31, 2001. A significant level of activity occurred during the fourth quarter as a result of the Recapitalization. Most notably, Compass Minerals Group borrowed $250.0 million from its newly issued notes, $225.0 million from its new term loan credit facility and approximately $39.8 million on its new revolving credit facility. These funds were used primarily to repay certain notes payable to IMC Global and affiliates and to declare a dividend to IMC Global prior to the Recapitalization. We also incurred $18.0 million in financing costs. Additionally, $70.7 million was used in the net repayment of third-party debt, including a £45.0 million bank facility for our U.K. operations.

Post-Recapitalization

          Our primary sources of liquidity will continue to be cash flow from operations and borrowings under our revolving credit facility. We expect that ongoing requirements for debt service and capital expenditures will be funded from these sources.

          We have incurred substantial indebtedness in connection with the Recapitalization and subsequent financings. As of June 30, 2004, we had $577.7 million of principal indebtedness outstanding, net of issuance premium, consisting of $325.0 million of senior subordinated notes, $80.7 million of senior discount notes with a face value of $123.5 million, $114.0 million of senior subordinated discount notes with a face value of $179.6 million and $58.0 million under our term loan facilities. Our senior credit facility provides for a revolving credit facility that permits borrowings in an aggregate amount of up to $135.0 million. As of June 30, 2004, no indebtedness was outstanding under our revolving credit facility and $8.2 million of letters of credit were outstanding, leaving approximately $126.8 million available for future borrowings. Future borrowings under our revolving credit facility will be available to fund our working capital requirements, capital expenditures and for other general corporate purposes. We maintained $54.9 million in cash on hand as of June 30, 2004, an increase of $52.3 million since December 31, 2003. See "Risk Factors — Our substantial indebtedness could adversely affect our financial condition and impair our ability to operate our business."

          Concurrent with the Recapitalization, Compass Minerals Group issued $250.0 million aggregate principal amount of its 10% senior subordinated notes due 2011 and entered into the senior credit facilities. Our senior credit facilities provided for a term loan credit facility in the principal amount of $225.0 million and a revolving credit facility in an aggregate amount of up to $135.0 million. Upon consummation of the Recapitalization, Compass Minerals Group borrowed the full amount available under the term loan credit facility and incurred borrowings under the revolving credit facility based upon our working capital needs. The revolving credit facility is available until 2008. Borrowings under the amended term loan credit facility are due and payable in quarterly installments that began in 2002. The quarterly term loan amortization payments due before 2009 approximate $0.7 million on an annual basis, or 1% of the term loan. The remaining balance of the term loan credit facility will amortize in equal quarterly installments in the eighth year of the term loan credit facility. As of June 30, 2004, the outstanding balance of the term loan was $58.0 million.

          Additionally, on April 10, 2002, Compass Minerals Group completed an offering of $75.0 million aggregate principal amount of its senior subordinated notes. The April 2002 senior subordinated notes were issued to bondholders at a premium of $3.4 million, plus accrued interest from February 15, 2002, and accordingly, we received gross proceeds of $79.5 million from the offering of the these notes. The proceeds from the offering of the April 2002 senior subordinated notes, net of transaction costs, were used to repay borrowings under the revolving credit facility. In connection with this transaction, we recorded a charge to Other (income) expense in our consolidated statements of operations of approximately $5.3 million, which was reflected as a non-cash add-back to net cash provided by operating activities.

          On December 20, 2002, certain holders of our series A redeemable preferred stock converted their preferred stock into subordinated discount debentures. We then issued $123.5 million in aggregate principal amount of senior discount notes in exchange for our subordinated discount debentures. No cash interest will accrue on the senior discount notes prior to December 15, 2007. The accreted value of each senior discount note will increase from the date of issuance until December 15, 2007 at a rate of 12 3/4% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on December 15, 2007. Cash interest will accrue on the senior discount notes at a rate of 12 3/4% per annum, beginning December 15, 2007. The first cash interest payment will be made on June 15, 2008.

          On May 5, 2003, we amended our senior credit facilities to allow us to pay a dividend to be funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits us to repurchase our securities (other than the subordinated discount notes and the senior discount notes) not held by Apollo or management.

          On May 22, 2003, we issued $179.6 million in aggregate principal amount at maturity of subordinated discount notes in a private placement under Rule 144A and Regulation S of the Securities Act. The proceeds from the sale of the subordinated discount notes were distributed to our stockholders. In connection with the offering of subordinated discount notes, we amended our senior credit facilities and received consent from the holders of a majority of the aggregate principal amount at maturity of our senior discount notes to amend the indenture governing the senior discount notes in order to permit the distribution of the proceeds from the offering of the subordinated discount notes to our stockholders.

          On November 17, 2003, we amended our senior credit facilities to allow us to pay future dividends funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits us to redeem or repurchase all outstanding shares of our series A redeemable preferred stock. In December 2003, we redeemed all remaining shares of our series A redeemable preferred stock, including accrued dividends, for approximately $1.9 million.

          In connection with the Recapitalization, we received NOLs and expect to realize cash tax savings if these NOLs are able to be utilized. As of June 30, 2004, we had approximately $71.0 million of NOLs remaining that expire between 2007 and 2022. These NOLs may be used to offset a portion of future taxable income, up to the year 2022, and thereby reduce or eliminate our U.S. federal income taxes otherwise payable. The Internal Revenue Code of 1986, as amended, or the "Code," imposes significant limitations on the utilization of NOLs in the event of an "ownership change," as defined in Section 382 of the Code. Generally, an ownership change occurs with respect to a corporation if the aggregate increase in the percentage of stock ownership by value of that corporation by one or more 5% stockholders, including specified groups of stockholders who in the aggregate own at least 5% of that corporation's stock (including a group of public stockholders), exceeds 50 percentage points over a three-year testing period. We have incurred three ownership changes, placing annual limitations on the amount of each loss carryforward utilization. We cannot assure you that we will be able to use any NOLs to offset future taxable income or that the NOLs will not become subject to additional limitations due to future ownership changes. Due to the uncertainty that these carryforwards will be utilized, a full valuation allowance was previously established against the remaining deferred tax asset.

          We have two defined benefit pension plans for certain of our U.K. and U.S. employees. Our cash funding policy is to make the minimum annual contributions required by applicable regulations. Since the plans' accumulated benefit obligations are in excess of the fair value of the plans' assets, we may be required to use cash from operations above our historical levels to further fund these plans in the future.

          At June 30, 2004, we had no off-balance sheet arrangements that have or are likely to have a material current or future effect on our financial statements.

          Our contractual obligations and commitments as of June 30, 2004 are as follows (in millions):

Payments Due by Period

Contractual Cash Obligations	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Long-term debt(1)	$686.0	$0.6	$1.2	$28.5	$655.7
Operating leases(2)	26.0	6.1	7.8	4.0	8.1
Unconditional purchase obligations(3)	60.6	8.8	17.6	17.6	16.6
Management agreement(4)	7.5	1.0	2.0	2.0	2.5

Total contractual cash obligations	$780.1	$16.5	$28.6	$52.1	$682.9

Amount of Commitment Expiration per Period

Other Commitments	Total	Less than 1 Year	2-3 Years	4-5 Years	After 5 Years
Amount available under the revolving credit facility	$126.8	$—	$—	$126.8	$—
Outstanding letters of credit	8.2	8.2	—	—	—
Outstanding performance bonds(5)	12.3	12.3	—	—	—

Total other commitments	$147.3	$20.5	$—	$126.8	$—

(1)
Includes the aggregate principal amounts at maturity for the senior discount notes of $123.5 million and the senior subordinated discount notes of $179.6 million.

(2)
We lease property and equipment under non-cancelable operating leases for varying periods.

(3)
We have long-term contracts to purchase certain amounts of electricity and steam.

(4)
Refer to Note 11 to the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in this prospectus for additional information.

(5)
Refer to Note 10 to the consolidated financial statements and notes thereto for the year ended December 31, 2003 included in this prospectus for additional information related to Sales Contracts.

          Our ability to make scheduled payments of principal, to pay the interest on, or to refinance our indebtedness or to fund planned capital expenditures will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, weather, financial, competitive, legislative, regulatory and other factors that are beyond our control.

          Based on our current level of operations, we believe that cash flow from operations and available cash, together with available borrowings under our senior credit facilities, will be adequate to meet our liquidity needs over the next twelve months.

          There can be no assurance, however, that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our senior credit facilities in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. If we consummate an acquisition, our debt service requirements could increase. We may need to refinance all or a portion of our indebtedness on or before maturity. We cannot assure you that we will be able to refinance any of our indebtedness on commercially reasonable terms or at all.

Sensitivity Analysis Related to EBITDA

          In connection with the Recapitalization, and as a result of events following the Recapitalization, including our initial public offering, we have incurred significant non-recurring restructuring and other charges that impact our results of operations. As a result, our results of operations and cash flows are not indicative of what they would have been had we not incurred these non-recurring charges. We believe it would be helpful to provide a sensitivity analysis that describes our ability to satisfy our debt service, capital expenditures and working capital requirements and make dividend payments in terms of earnings before interest, taxes, depreciation or amortization, or "EBITDA," and EBITDA adjusted for the restructuring and other charges described below, or "Adjusted EBITDA." We believe that these non-GAAP measures can assist investors in understanding our cost structure, cash flows and financial position. In addition, the financial covenants and ratios in our senior credit facilities and our indentures, such as restrictions on payments and indebtedness and ratios relating to leverage, interest coverage and fixed charge coverage, are also tied to measures that are calculated by adjusting EBITDA as described below. We believe it is necessary to adjust EBITDA to enable investors to see how we view our business given the significant non-recurring restructuring and other charges that have historically affected our results of operations.

          Neither EBITDA nor Adjusted EBITDA are calculated under GAAP and neither should be considered in isolation or as a substitute for net income, cash flows or other income or cash flow data prepared in accordance with GAAP or as a measure of our profitability or liquidity. While EBITDA and Adjusted EBITDA and similar variations thereof are frequently used as a measure of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation.

          The following is a summary of our restructuring and other charges incurred for each of our last three fiscal years:

  For the six months ended June 30, 2004

          In connection with the secondary offering completed in July 2004, we incurred and expensed certain non-recurring costs totaling $0.4 million that consisted of costs directly related to the public offering.

  For the year ended December 31, 2003

          In connection with the initial public offering, we incurred and expensed certain non-recurring costs totaling $2.4 million that consisted of costs directly related to the initial public offering completed in December 2003.

  For the year ended December 31, 2002

          Following the Recapitalization, we incurred and expensed certain non-recurring costs totaling $7.7 million that consisted of transition costs required to establish us as an self-sustaining entity. The costs were directly related to the transition from an entity controlled by IMC Global and consisted primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies and costs associated with determining the post-closing purchase price adjustment.

  For the year ended December 31, 2001

          In connection with the Recapitalization, we expensed certain transaction and transition costs. We incurred $20.1 million of transaction costs related to activities associated with the Recapitalization (which consisted primarily of costs related to outside professional services). We also expensed $6.9 million of transition costs related to activities and other charges incurred in connection with separating us from IMC Global.

          The adjustments to EBITDA set forth in the table below include adjustments relating to the expenses and charges described above, which we believe are not likely to recur. Although these adjustments are not permitted as adjustments in preparing financial statements in accordance with Regulation S-X, management believes that the presentation of EBITDA, as so adjusted, provides useful information in analyzing the effects of non-recurring restructuring and other charges, including those resulting from the initial public offering and the Recapitalization.

	For the year ended December 31,			For the six months ended June 30,
						For the twelve months ended June 30, 2004
	2001	2002	2003	2003	2004
Net income (loss)	$19.0	$18.9	$27.2	$18.9	$24.4	$32.7
Income tax expense (benefit)	26.8	11.4	8.4	3.8	9.1	13.7
Interest expense	14.4	42.4	56.3	25.0	30.5	61.8
Depreciation and amortization	32.6	37.1	42.1	19.4	20.3	43.0

EBITDA	92.8	109.8	134.0	67.1	84.3	151.2
Adjustments to income (loss) from operations:
Restructuring and other charges	27.0	7.7	2.4	—	0.4	2.8
Other (income) expense(1)	(3.1)	4.9	3.7	1.0	0.7	3.4

Adjusted EBITDA	$116.7	$122.4	$140.1	$68.1	$85.4	$157.4

(1)
"Other (income) expense" primarily includes losses on early retirements of debt ($5.3 million in 2002), costs related to amending our senior credit facilities ($1.4 million in 2003), gain related to the early extinguishment of debt ($1.9 million in 2003), interest income and non-cash foreign exchange gains and losses.

Effects of Currency Fluctuations and Inflation

          We conduct operations in Canada, the United Kingdom and the United States. Therefore, our results of operations are subject to both currency transaction risk and currency translation risk. We incur currency transaction risk whenever we or one of our subsidiaries enter into either a purchase or sales transaction using a currency other than the local currency of the transacting entity. With respect to currency translation risk, our financial condition and results of operations are measured and recorded in the relevant local currency and then translated into U.S. dollars for inclusion in our historical combined and consolidated financial statements. Exchange rates between these currencies and U.S. dollars in recent years have fluctuated significantly and may do so in the future. The majority of our sales and costs are denominated in U.S. dollars, with pounds sterling and Canadian dollars also being significant. The weakened U.S. dollar against the pound sterling and Canadian dollar has had a positive impact on our reported consolidated sales. However, significant changes in the value of the Canadian dollar, the euro or pound sterling relative to the U.S. dollar could have a material adverse effect on our financial condition and our ability to meet interest and principal payments on U.S. dollar denominated debt, including borrowings under our senior credit facilities.

Seasonality

          We experience a substantial amount of seasonality in salt sales. The result of this seasonality is that sales and operating income are generally higher in the first and fourth quarters and lower during the second and third quarters of each year. In particular, sales of highway and consumer deicing salt products are seasonal as they vary based on the severity of the winter conditions in areas where the product is used. Following industry practice in North America, we stockpile sufficient quantities of deicing salt in the second, third and fourth quarters to meet the estimated requirements for the winter season.

Market Risk

Interest Rate Risk

          As of June 30, 2004, we had $58.0 million of debt outstanding under the term loan credit facility and no borrowings outstanding under our revolving credit facility. Both the term loan credit facility and revolving credit facility are subject to variable rates. Accordingly, our earnings and cash flows are affected by changes in interest rates. Assuming no change in the term loan credit facility borrowings at June 30, 2004, and an average level of borrowings from our revolving credit facility at variable rates, and assuming a one hundred basis point increase in the average interest rate under these borrowings, it is estimated that our interest expense for the six months ended June 30, 2004 would have increased by approximately $0.3 million. Actual changes may vary from hypothetical changes.

Foreign Currency Risk

          We conduct our business primarily in the United Kingdom and North America and export some products to Europe, Southeast Asia and Latin America. Our operations may, therefore, be subject to volatility because of currency fluctuations, inflation changes and changes in political and economic conditions in these countries. Sales and expenses are frequently denominated in local currencies and results of operations may be affected adversely as currency fluctuations affect our product prices and operating costs or those of our competitors. We may engage in hedging operations, including forward foreign exchange contracts, to reduce the exposure of our cash flows to fluctuations in foreign currency rates. We will not engage in hedging for speculative investment reasons. Our historical results do not reflect any foreign exchange hedging activity. There can be no assurance that our hedging operations will eliminate or substantially reduce risks associated with fluctuating currencies.

          A hypothetical 10% change in the exchange rates compared to the U.S. dollar would have an estimated $0.1 million impact on earnings for the six months ended June 30, 2004. Actual changes in market prices or rates may differ from hypothetical changes.

Commodity Pricing Risk: Commodity Derivative Instruments and Hedging Activities

          We have reviewed various options to mitigate the impact of fluctuating natural gas prices. During 2003 and 2004, we instituted a hedging policy to mitigate the impact of fluctuations in the price of natural gas. The notional volumes hedged are based on a combination of factors, including estimated natural gas usage, current market prices and historical market prices. Pursuant to our policy, we enter into contractual gas price swaps related to the purchase price of our natural gas requirements up to 36 months in advance of the physical purchase of the natural gas and hedge up to approximately 80% of our expected natural gas usage. We have determined that these financial instruments qualify as cash flow hedges under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activity," as amended. The notional amount of natural gas swap derivative contracts outstanding at June 30, 2004 that expire in one year or less and expire greater than one year total $10.3 million and $5.6 million, respectively.

          Excluding natural gas prices hedged with derivative instruments, a hypothetical 10% adverse change in our natural gas prices during the six months ended June 30, 2004 would have had an estimated $0.3 million impact on earnings. Actual results may vary based on actual changes in market prices and rates.

Recent Accounting Pronouncements

          In June 2001, the Financial Accounting Standards Board, or "FASB," issued SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets." The objective of SFAS No. 143 is to establish an accounting standard for the recognition and measurement of an obligation related to the retirement of certain long-lived assets. The retirement obligation must be one that results from the acquisition, construction or normal operation of a long-lived asset. SFAS No. 143 requires the legal obligation associated with the retirement of a tangible long-lived asset to be recognized at fair value as a liability when incurred and the cost to be capitalized by increasing the carrying amount of the related long-lived asset. SFAS No. 143 became effective for us and was adopted on January 1, 2003. Its adoption did not have a material impact on our financial position, results of operations or cash flows.

          In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS No. 146 on January 1, 2003 did not have a material impact on our financial position, results of operations or cash flows.

          In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure," which provides guidance on how to transition from the intrinsic value method of accounting for stock-based employee compensation under APB Opinion No. 25 to SFAS No. 123's fair value method of accounting, if a company so elects. Through December 31, 2002, we accounted for our stock option plan under the recognition and measurement provisions of APB Opinion No. 25. In the fourth quarter of 2003, we adopted the preferable fair value recognition provisions of SFAS No. 123 using the prospective method of adoption as described in SFAS No. 148. Under the prospective method, all options granted or modified after January 1, 2003 are accounted for under the fair value method retroactively effective as of January 1, 2003. The impact of this adoption, under the fair value recognition provisions, resulted in stock option compensation expense of approximately $0.1 million in 2003.

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," that was effective beginning with our third quarter of 2003. This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. In the third quarter of 2003, we adopted the new rules on accounting for our mandatorily redeemable preferred stock as set forth in SFAS No. 150. The adoption of this statement required the reclassification of our mandatorily redeemable preferred stock to noncurrent liabilities in our consolidated balance sheet and to account for dividends declared after July 1, 2003 on this financial instrument as interest expense in our combined and consolidated statement of operations. The noncurrent liability was subsequently repaid in December 2003.

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46(R) ("FIN 46(R)"), which supercedes FIN 46. FIN 46(R) is effective for all special purpose entities ("SPEs") created prior to

February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46(R) is applicable to all non-SPEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no SPEs. The Company reviewed the applicability of FIN 46(R) to entities other than SPEs and has determined that the adoption of FIN 46(R) did not have a material effect on its consolidated financial statements.

          In April 2004, the FASB issued FASB staff position ("FSP") FAS 141-1 and FAS 142-1, "Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and Emerging Issues Task Force ("EITF") Issue No. 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets."' This FSP amends SFAS Nos. 141 and 142, and requires mineral rights to be accounted for as tangible assets based on the consensus reached in EITF 04-2. We adopted the guidance in this FSP on July 1, 2004, resulting in the balance sheet reclassification of approximately $147.2 million of net mineral rights from intangible assets to property, plant and equipment. Prior period amounts were similarly reclassified. This FSP had no impact on our consolidated statements of operations or cash flows.

BUSINESS

Company Overview

          We are one of the largest producers of rock, or highway deicing, salt in North America and the United Kingdom, and operate the largest highway deicing salt mines in these regions. We are also the third largest producer of general trade salt in North America and the second largest in the United Kingdom, serving major retailers, agricultural cooperatives and food producers. In addition, we are the largest producer of SOP in North America, which is used in the production of specialty fertilizers. Salt is one of the most widely used minerals in the world and has a wide variety of end-use applications, including highway deicing, food-grade applications, water conditioning and various industrial uses.

          We sell our highway deicing salt primarily to state, provincial, county and municipal highway departments for deicing applications. While subject to weather-related variations in demand, highway deicing salt is not materially affected by economic downturns, as it is an essential part of highway maintenance to ensure public safety and continued personal and commercial mobility. Due to the lack of cost-effective alternatives and the steadily expanding highway infrastructure, the production of highway deicing salt in the United States has increased over time at a historical average of approximately 1% per annum during the thirty year period ending 2002, while prices have increased at a historical average of approximately 4% per annum during the same period.

          We offer a full range of general trade salt products distributed to several end-use markets, including consumer applications such as table salt, water conditioning and consumer ice control, as well as food processing, agricultural applications and a variety of industrial applications. Based on tonnage, we believe we are the largest private label producer of water conditioning salt and the largest producer of salt-based agricultural products in North America. We manufacture more than 70 private labels of table salt for grocers and major retailers and, in Canada, we market salt under the popular Sifto® brand name. We are also the market leader in the United Kingdom for water conditioning salt. We believe that our general trade salt products are generally not susceptible to economic cycles as a result of the non-discretionary need for, and low cost of, salt. During the thirty year period ending 2002, the production of general trade salt in the United States has increased over time at a historical average of over 1% per annum, while prices have increased at a historical average of approximately 5% per annum.

          We are the market leader in North American sales of SOP. Approximately 73% of our SOP sales in 2003 were made to domestic customers, which include fertilizer manufacturers, dealers and distributors. SOP is primarily used as a specialty fertilizer, providing essential potassium to high-value, chloride-sensitive crops, including some types of nuts, vegetables and fruits, tea, tobacco and turf grass. We believe that there are growth opportunities for SOP both domestically and internationally because of its favorable impact on crop yield and quality and its superior performance over commodity potash. As a result of our renewed marketing and sales focus on the SOP segment, our sales volumes of SOP increased at a compound annual growth rate of 15% for the two years ended December 31, 2003. Our abundant mineral resources and low cost manufacturing processes enhance margins that are attractive compared to those of other fertilizer products.

          We operate eleven facilities in North America and the United Kingdom, including the largest rock salt mine in the world in Goderich, Ontario. We also operate the largest salt mine in the United Kingdom in Winsford, Cheshire. In addition, we operate the largest North American SOP production facility in Ogden, Utah. At most of our production locations, we estimate the recoverable minerals to exceed 100 years of reserves at current production rates and capacities. These facilities and the approximately 75 local depots we utilize are strategically located to serve our highway deicing markets in a cost-effective manner.

Our Competitive Strengths

          Leading Market Positions  —  We are the second largest producer of salt in North America with approximately 27% of total production capacity and, together with the other two largest salt producers, represent approximately 83% of total production capacity in North America. In the United Kingdom, we are the largest highway deicing salt producer with 67% of total production capacity and, together with the next two largest producers, represent 100% of total production capacity. In the North American SOP market, we are the leading producer and, together with the second largest North American SOP producer, represent approximately 66% of sales in the North American market.

          Low Cost Producer  —  We believe that our Goderich, Ontario, Cote Blanche, Louisiana and Winsford, Cheshire facilities are the lowest cost, high volume rock salt mines in the markets in which we sell. This cost advantage is a result of the size and quality of our reserves, effective mining techniques and efficient production processes. In addition, our North American mines are located near either rail or water transport systems, thereby minimizing shipping and handling costs, which constitute a significant portion of the overall delivered cost of salt. Through our solar evaporation facility in Ogden, Utah, we believe that we are among the lowest cost solar salt producers in our North American markets and among the lowest cost producers of SOP in the world. Since 1998, we have implemented cost-cutting measures, including manpower and energy efficiencies, and pursued significant capital investments to improve mining technology and production efficiencies, and to expand and rationalize production.

          Stable Financial Performance  —  Our business is generally less susceptible to economic cycles based on the non-discretionary need for salt products and their low cost nature. The overriding concern for public safety insulates the demand for salt used for highway maintenance from economic cycles. For example, from the 1999-2000 winter season to the 2002-2003 winter season, total volumes tendered to us and our competitors in the annual bidding process in the markets we serve in North America have increased an average of 1.8% per year. Total volumes tendered increased an additional 5% for the 2003-2004 winter bid season in the same markets. The 2004-2005 winter bidding season has not yet been completed. Also, in our highway deicing product line, pricing is set and volume is reserved up to a year in advance under annual contracts. The volumes tendered in the annual bidding process are non-binding indications of customers' expected volume requirements for the upcoming winter bid season. While winter weather conditions in individual locations are difficult to predict, the overall amount of snowfall and general intensity of winter weather conditions across our major target markets in the U.S. Upper Midwest and the U.S. and Canadian Great Lakes region are relatively stable. As a result, over the last 18 years, we have, on average, sold approximately 100% of our committed volume. During the 2003-2004 winter season, we sold 102% of our committed volume. In our general trade salt product line, sales are generally secured through our long-term customer relationships. Our manufacturing costs are relatively stable and our cost per ton has remained relatively constant over the last several years. Our fully-integrated manufacturing processes do not materially depend on the consumption of any individual raw materials susceptible to market price fluctuations.

          Strong Free Cash Flow  —  We generate strong cash flow from operations, after capital expenditures, as a result of our high margins and low maintenance capital expenditures. We believe that our high margins are the result of our low and stable production costs, variable operating cost structure, efficient distribution network, strong market positions and the related multiple end-use regional markets in which we operate. From 2000 to 2003, we have been able to improve our gross profit as a percentage of sales from 19% to 25% due to higher prices and our improved cost structure. Our recurring low maintenance capital expenditure requirements of approximately $20 million to $25 million per annum, coupled with the non-cyclical nature of our business, provide a stable stream of cash flow. During 1998 to 2001, we spent on average in excess of $17 million per year in capital expenditures for capacity expansions and productivity enhancements. We believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Our free cash flow allows us to reduce our indebtedness, reinvest in our business or pay dividends.

          Diversified Customer Base  —  We have a diversified customer base in a wide variety of end markets that have few economical substitutes for the products we sell. Salt is used in many different products and in a wide variety of consumer and industrial applications. Consumption of salt is relatively stable over the long term and generally increases as the general population grows. Due to the unique characteristics and low cost of salt, consumers cannot cost-effectively substitute any other product for salt, resulting in relatively stable consumption and growth over the long term. Salt is one of the most cost-effective products available for deicing applications. For example, the next most cost-efficient highway deicer is calcium chloride, which costs approximately three to five times more, depending on freight charges. Similarly, there is currently no cost-effective substitute for salt in the water conditioning and food processing markets. Our presence in different segments of the general trade market effectively diversifies our exposure to events affecting any single end-use market. No single customer accounted for more than 5% of our 2003 sales while our top ten customers accounted for approximately 19% of our 2003 sales.

          Industry Expertise  —  We believe that our mining and logistics expertise and quality of service in the highway deicing salt business give us a strong competitive advantage. As a result of our low production costs, transportation and handling costs tend to be a significant component of the total delivered cost of salt, making logistics a key competitive factor in the industry. We maintain approximately 75 depots in North America for storage and distribution of highway deicing salt and we consider our salt distribution network to be the most extensive in the markets in which we sell. Our over 35 years of market experience in the North American highway deicing salt business, proven customer service, product quality and modeling techniques enable us to bid effectively on highway deicing salt contracts. Our customers in charge of maintaining public safety over their road network have stringent qualification standards and a strong preference for dealing with existing salt manufacturers that can handle bulk capacity and have track records for on-time delivery.

          Significant Barriers to Entry  —  We believe that our rock salt mines are the lowest cost, high volume mines in the markets in which we sell. In addition, our mineral rights are strategically located and we believe that there are no undeveloped high quality salt reserves available for new market entrants in close proximity to both low cost transportation systems and our end-use markets. Since shipping and handling costs constitute a significant portion of the overall delivered cost of salt, it would be difficult for new market entrants to significantly encroach on our highway deicing service territory, which is concentrated around the U.S. Upper Midwest and the U.S. and Canadian Great Lakes region. Our asset base for all of our significant businesses is large and it would be extremely expensive and time-consuming to replicate. Our long-term relationships with many of our general trade and highway deicing salt customers, coupled with the higher standard of care required in handling food grade salt, create a deterrent for potential new entrants. High quality potassium sulfate reserves for our SOP business are scarce and we believe that there are no known comparable commercially viable sources in North America other than those currently being extracted.

Our Business Strategy

          Increase Sales  —  We seek to be the market leader with respect to profitable sales growth. We believe that we can achieve this goal by:

          Leverage our leading market positions.    We intend to strengthen our leadership position in the highway deicing business by focusing on the customers located within our distribution network. We believe that this will allow us to efficiently grow our business in line with market volume and price growth, which in the United States have increased at a historical average of approximately 1% and 4% per annum, respectively, during the thirty year period ending 2002. We believe we can further increase sales to our existing and new customers by offering liquid deicing products and other value-added deicing and anti-icing products that improve the application of the product to roads and permit the conditioning of roads prior to the impact of snow and ice. We plan to improve our profitability in our general trade salt product line by focusing on shifting our sales mix to more higher-value consumer salt products, which contribute more margins per volume of product sold. For example, the production capacity of our premium consumer water conditioning product is being increased to meet the continued growth in demand in this faster growing segment of the salt business. In addition, in 2002 we launched our first high-value deicing product in Canada, Sifto's® Extreme Icemelter, which is beginning to effectively compete in this under-served market.

          Increase service offerings.    We plan to expand the scope of our management of customer inventory and replenishment systems, such as the deicing management services we provide for some U.K. customers. We currently have several contracts in place for these services in the United Kingdom and anticipate entering into additional contracts in the future. Also, we are beginning to develop alternative mine uses, such as waste disposal and document storage. For this purpose, we have entered into a joint venture with a subsidiary of Violia Environnement to use the excavated space in our mine in the United Kingdom as a document storage site and the joint venture awaits a final permit to also dispose of hazardous waste. In addition, we are working with various third parties to develop some of our North American salt facilities as storage sites for natural gas and waste. We expect to generate new ongoing cash flow streams from these alternative uses.

          Continue to take advantage of growth opportunities in SOP.    We believe that the declining sales volumes in the SOP product line from 1999 to 2001 were the result of SOP, a non-core product of IMC Global, not receiving sufficient focus to realize its market potential. Following the Recapitalization, we recruited an experienced global sales force dedicated to marketing the many benefits of SOP versus other potassium sources. This renewed marketing focus improved sales volumes in our SOP business by a compound annual growth rate of 15% for the two years ended December 31, 2003. In December 2003, we completed the purchase of IMC Global's remaining SOP marketing business, which sold over 100,000 tons of SOP in 2002. With the existing capacity of our single, low-cost solar evaporation production facility in Ogden, Utah, we intend to continue to build our customer service focus in our SOP business line.

          Supplement growth through acquisitions.    To supplement internal growth, we may pursue acquisitions of small complementary businesses in both North America and Europe. There are several smaller producers of highway deicing salt, the acquisition of which could be attractive to further expand the scope of our operations. There are also several independent salt producers in various niches of the salt market, which could broaden both our geographic coverage and product diversity.

          Improve Profitability  —  We are focused on improving our profitability by achieving productivity enhancements and by improving our cost platform. From 1998 through 2001, we implemented manufacturing programs to consolidate our facilities and expand our production capacity by over 300,000 tons while divesting less efficient operations. We have increased our workforce productivity as measured by production head count per ton by over 7% per annum in our general trade salt product line over the period from 1998 to 2003 through increased automation and capacity increases. In 2002, we began operating a continuous miner and shaft automation system, which has decreased manufacturing costs and increased manpower productivity at our Winsford facility. More recently, we have focused our discretionary capital spending projects on energy efficiencies and incremental capacity expansions to grow our production capabilities with the market. We monitor the performance of each product line on a regular basis to aid in meeting target sales and margin goals. By growing our share of the highway deicing market, we believe that we have an opportunity to improve our margins and overall profitability in this product line. We intend to continue to achieve greater productivity from previously invested capital and to improve our average price levels and our customer mix.

          Maximize Cash Flow  —  For the twelve months ended June 30, 2004, cash flow from operating activities (which includes cash interest and cash taxes), less capital expenditures, was $70.8 million. We intend to maximize our cash flow realization through effective working capital management and prudent reinvestment in our business. We intend to manage our working capital efficiently and generate cash flow from enhanced management focus. We expect to spend approximately $20 million to $25 million annually on maintenance capital expenditures in support of our operations. During 1998 to 2001, we spent on average more than $17 million per year in capital expenditures for capacity expansions and productivity enhancements. Because of this spending, we believe that our capacity is sufficient to meet our current growth initiatives without significant additional spending and that future growth capital will be spent only upon the expectation of significant returns. Also, in connection with the recapitalization of the Company in November 2001, we received NOLs and expect to realize cash tax savings if these NOLs are able to be utilized. We intend to use our free cash flow to reduce our indebtedness, reinvest in our business or pay dividends.

Salt Segment

          We mine, produce, process and distribute salt in North America and Europe, including rock, evaporated and solar salt. Our products are marketed primarily in the United States, Canada and the United Kingdom. Salt is used in a wide variety of applications, including as a deicer for both highway and consumer use (rock salt), an ingredient in the production of chemicals for paper bleaching, water treatment and a variety of other industrial uses, a flavor enhancer and preservative in food, a nutrient and trace mineral delivery vehicle in animal feeds and an essential component in both industrial and residential water softeners. The demand for salt has historically remained relatively stable during economic cycles due to its relatively low cost and high value with a diverse number of end uses.

          However, demand in the highway deicing market is affected by changes in winter weather conditions. Over the last four fiscal years, our North American highway deicing product line has generated over 61% of its annual sales, net of shipping and handling costs, during the months of December through March.

Salt Industry Overview

          The salt industry is characterized by stable demand and steady price increases across various grades. Salt is one of the most common and widely consumed minerals in the world due to its low relative cost and its utility in a variety of applications, including food processing, water conditioning, industrial chemical processing, nutritional supplements for animal stock and highway deicing. We estimate that the consumption of highway deicing salt in North America is 23 million tons per annum (18 million tons per annum in the markets we serve), while the general trade market totals 11 million tons per annum. In the United Kingdom, we estimate that the size of the highway deicing market is 1.9 million tons per annum while the general trade market is approximately 1.0 million tons per annum. During the thirty-year period ending 2002, the production of salt used in highway deicing in the United States has increased at an historical average of approximately 1% per annum, while the production of general trade salt products has increased at an historical average of more than 1% per annum over the same period.

          Salt prices vary according to purity from the lowest grade (highway deicing salt) at around $20 per ton to the highest-grade salt (food-grade salt) at more than $400 per ton. The price difference between highway and food-grade salt reflects, among other things, the more elaborate refining and packaging processes for higher-grade salt. Due to its low production cost, transportation and handling costs tend to be a significant component of the total delivered cost making logistics management and customer service key competitive factors in the industry. The higher relative cost associated with transportation also acts as a barrier to entry in favor of salt manufacturers located in close proximity to their customers. During the thirty year period ending 2002, prices for salt used in highway deicing in the United States have increased at a historical average of approximately 4% per annum, while prices for general trade salt products have increased at a historical average of approximately 5% per annum over the same period.

Processing Methods

          We have production capacity, including salt purchased under long-term contracts, of approximately 14.5 million tons of salt per annum. Mining, other production activities and packaging are currently conducted at 11 of our facilities and at two facilities where finished product is purchased from IMC Global under long-term contracts.

          Summarized below are the three processing methods we use to produce salt.

          Underground Rock Salt Mining.    We employ a drill and blast mining technique at our underground rock salt mines. Mining machinery moves salt from the salt face to conveyor belts where it is then crushed and screened. Salt is then hoisted to the surface where it is loaded onto shipping vessels, railcars or trucks. The primary power sources for each of our rock salt mines are electricity and diesel fuel. At our Winsford, U.K. facility, we use a continuous miner process. Rock salt is primarily used in our highway and consumer deicing products. Based on our annual production capacities, our underground rock salt mining represents approximately 78% of our salt production.

          Mechanical Evaporation.    The mechanical evaporation method involves subjecting salt-saturated brine to vacuum pressure and heat, generated by natural gas or oil, to precipitate salt. The salt brine is obtained from underground salt deposits through a series of brine wells. The resulting product has both a high purity and uniform physical shape. Evaporated salt is primarily used in our general trade salt product lines. Based on annual production capacities, our mechanical evaporation represents approximately 12% of our salt production.

          Solar Evaporation.    The solar evaporation method is used in areas of the world where high salinity brine is available and where weather conditions provide for a high natural evaporation rate. The brine is pumped into a series of large open ponds where sun and wind evaporate the water and crystallize the salt, which is then mechanically harvested and processed through washing, drying and screening. Solar salt is primarily used in our general trade salt product lines. Based on our annual production capacities, our solar evaporation represents approximately 10% of our salt production.

Operations and Facilities

          United States.    Our Central and Midwestern United States general trade customer base is served by our mechanical evaporation plant in Lyons, Kansas. Additionally, we serve areas around the Great Lakes with evaporated salt purchased from IMC Global's potash and salt facility in Michigan. The Cote Blanche, Louisiana rock salt mine serves chemical customers in the Southern and Western United States, highway deicing customers through a series of depots located along the Mississippi and Ohio Rivers, and agriculture customers in the Southern and Midwestern United States. Our solar evaporation facility located in Ogden, Utah is the largest solar salt production site in the United States. This facility principally serves the Western United States general trade markets, and also provides salt for chemical applications, and highway deicing, and provides magnesium chloride which is primarily used in deicing, dust control and soil stabilization applications. Production capacity of salt at our Ogden facility is currently only limited by demand. We also own and operate two salt packaging facilities in Illinois and Wisconsin which also serve consumer deicing and water conditioning customers in the Central, Midwestern and parts of the Northeastern United States.

          Canada.    Our salt is produced at five different locations in Canada. Mechanically evaporated salt is produced at three facilities strategically located throughout Canada: Amherst, Nova Scotia in

Eastern Canada; Goderich, Ontario in Central Canada; and Unity, Saskatchewan in Western Canada. From the Goderich, Ontario rock salt mine, we serve the consumer and highway deicing markets in Canada and the Great Lakes region of the United States. We also purchase salt and other products from IMC Global's potash and salt facilities located in Saskatchewan, which serve both the general trade and the highway deicing markets.

          United Kingdom.    Our United Kingdom customer base is served by two facilities. Highway deicing customers throughout the United Kingdom are served by the Winsford rock salt mine in Northwest England. The Weston Point mechanical evaporation plant is located twelve miles north of the mine and serves our general trade and chemical customers in the United Kingdom as well as in continental Europe.

          The table below shows the capacity and type of salt produced at each of our owned or leased production locations:

Location	Annual Production Capacity (tons)	Product Type
North America
Goderich, Ontario Mine	6,500,000	Rock
Cote Blanche, Louisiana Mine	2,800,000	Rock
Ogden, Utah Plant	1,500,000	Solar
Lyons, Kansas Plant	450,000	Evaporated
Unity, Saskatchewan Plant	175,000	Evaporated
Goderich, Ontario Plant	175,000	Evaporated
Amherst, Nova Scotia Plant	120,000	Evaporated
United Kingdom
Winsford, Cheshire Mine	2,000,000	Rock
Weston Point, Cheshire Plant	850,000	Evaporated

          Salt production at these facilities totaled an aggregate 12.0 million tons, 10.0 million tons and 12.2 million tons for the years ended December 31, 2003, 2002 and 2001, respectively.

          Salt is found throughout the world and is typically deposited in extremely large quantities where it is commercially produced. Our mines at Goderich, Cote Blanche and Winsford, as well as at our other operating facilities, are proximate to vast mineral deposits. In most of our production locations, we estimate the recoverable salt to exceed 100 years of reserves at current production rates and capacities. Our rights to extract those minerals may currently be contractually limited by either geographic boundaries or time. We believe that we will be able to continue to extend these agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, thereby allowing us to extract the additional salt necessary to fully develop our existing mineral rights.

          Our underground mines in Canada (Goderich, Ontario), the United States (Cote Blanche, Louisiana) and the United Kingdom (Winsford, Cheshire) make up approximately three-fourths of our salt producing capacity. Each of these mines are operated with modern mining equipment and utilize subsurface improvements such as vertical shaft lift systems, milling and crushing facilities, maintenance and repair shops and extensive conveyor systems. We believe that the properties and their operating equipment are maintained in good working condition.

          The land and related surface rights at the Goderich mine are owned. We also maintain a mineral lease at Goderich with the provincial government, which grants us the right to mine salt. This lease expires in 2022 with the option to renew until 2043. Cote Blanche is operated under land and mineral leases with a third-party landowner that grants us the right to mine salt. This lease expires in 2060. We own the land, related surface rights and salt reserves at the Winsford mine.

          Our mines at Goderich, Cote Blanche and Winsford have been in operation for approximately 44, 38 and 158 years, respectively. At current average rates of production, we estimate that our remaining years of production for the recoverable minerals we presently own or lease to be 177, 93 and 32 years, respectively. Our mineral interests are amortized on an individual basis over estimated useful lives not to exceed 99 years using the units-of-production method for leased mineral rights and the straight-line method for owned minerals. Our estimates are based on, among other things, both internal estimates and the results of reserve studies completed by a third-party engineering firm. The reserve estimates are primarily a function of the area and volume covered by the mining rights and estimates of extraction rates utilized by the Company with the reasonable expectation of reliably operating the mines on a long-term basis. Established criteria for proven and probable reserves is primarily applicable to mining deposits of discontinuous metal, where both presence of ore and its variable grade need to be precisely identified. However, the massive continuous nature of evaporative deposits, such as salts, require proportionately less data for the same degree of confidence in mineral reserves, both in terms of quantity and quality. Reserve studies performed by a third-party engineering firm suggest that our salt reserves most closely resemble probable reserves and we have therefore classified our reserves as probable reserves.

          We package salt product produced by us or others at two additional facilities. The table below shows the packaging capacity at each of these facilities:

Location	Annual Packaging Capacity (tons)
Kenosha, Wisconsin	100,000
Chicago, Illinois	100,000

          We also have a long-term contract to purchase finished salt from IMC Global, which is produced as a co-product of their potash operations. The table below shows the amount and type of salt purchased from each of these production facilities:

Location	Annual Production Capacity (tons)	Product Type
Esterhazy, Saskatchewan	200,000	Rock
Hersey, Michigan	250,000	Evaporated

          We divide our salt products into two separate product lines: highway deicing salt (including chemical salt) and general trade salt.

Highway Deicing Salt Products

  Products and Sales

          Highway deicing constituted approximately 47% of our gross sales of salt in 2003. Principal customers are states, provinces, counties, municipalities and road maintenance contractors that purchase bulk salt for ice control on public roadways. Highway deicing salt is sold primarily through an annual tendered bid contract system as well as through some longer-term contracts, with price, product quality and delivery being the primary competitive market factors. Annual supply contracts generally are awarded on the basis of tendered bids once the purchaser is assured that the minimum requirements for purity, service and delivery can be met. The bidding process eliminates the need to invest significant time and effort in marketing and advertising. Location of the source of salt and distribution outlets also play a significant role in determining a supplier. We have an extensive network of approximately 75 depots for storage and distribution of highway deicing salt in North America. The majority of these depots are located on the Great Lakes and the Mississippi and Ohio River systems where our Goderich, Ontario and Cote Blanche, Louisiana mines are located to serve those markets. Salt from our Ogden, Utah facility is also partially used for highway deicing.

          We produce salt in the United Kingdom for the highway deicing product line through our facility at Winsford, Cheshire, the largest rock salt mine in the United Kingdom. We believe our superior production capacity, productivity and favorable logistics allow us to be the only supplier of highway deicing salt capable of meeting peak winter demands in the United Kingdom. This strong position has resulted in us being viewed as a strategic operation by the United Kingdom's Highway Agency. As such, we work with the Highway Agency to develop standards for deicing product specifications and to monitor Highway Agency deicing application contractors. We further act as a primary contact for the Highway Agency in connection with winter road management in the United Kingdom. In the United Kingdom approximately 59% of our highway deicing business is on multi-year contracts.

          Winter weather variability is the most significant factor affecting salt sales for deicing applications because mild winters reduce the need for salt used in ice and snow control. Over the last four years, our North American highway deicing product line has generated over 61% of its annual sales, net of shipping and handling costs, from December through March when the need for highway deicing is at its peak. Lower than expected sales during this period could have a material adverse effect on our results of operations. The vast majority of North American deicing sales are made in Canada and the Midwestern United States where winter weather is generally harsher than in other parts of North America. In keeping with industry practice, we, together with our customers, stockpile sufficient quantities of salt to meet estimated requirements for the next winter season. See "Risk Factors — The seasonal demand for our products and the variations in our cash flows from quarter to quarter as a result of weather conditions may have an adverse effect on our results of operations and the price of our common stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations — Seasonality."

          Chemical customers accounted for approximately 6% of our 2003 gross sales of salt. Principal customers are producers of intermediate chemical products used in pulp bleaching, water treatment and a variety of other industrial uses that do not have a captive source of brine. Distribution into the chemical market is made primarily through multi-year supply agreements, which are negotiated privately. Price, service and product quality are the major competitive market factors.

          The table below shows our shipments of highway deicing and chemical salt products to the following regions (thousands of tons):

	Year Ended December 31,
	2001		2002		2003
	Tons	%	Tons	%	Tons	%
U.S.	5,656	60	5,104	64	6,267	65
Canada	2,301	25	2,162	27	2,560	26
Europe and Others	1,445	15	699	9	836	9

Total	9,402	100	7,965	100	9,663	100

  Competition

          We face strong competition in each of the markets in which we operate. In North America, other large, nationally recognized companies compete against our highway deicing and chemical salt products. In addition, there are several smaller regional producers of highway deicing salt. There are several importers of salt into North America but these mostly impact the Eastern seaboard where we have a minimal position. In the United Kingdom, there are two other companies that produce highway deicing salt, one in Northern England and the other in Northern Ireland. There are no significant imports of highway deicing salt into the United Kingdom.

General Trade Salt Products

  Products and Sales

          The general trade business accounted for approximately 47% of our 2003 gross sales of salt. We are the third largest producer of general trade salt in North America. This product line includes commercial and consumer applications, such as table salt, water conditioning, consumer ice control, food processing, agricultural applications, as well as a variety of industrial applications. We believe that we are the largest private label producer of water conditioning and salt-based agricultural products in North America and sell more than 70 private labels of table salt to major retailers. Our Sifto® brand is well recognized in the Canadian market.

          In the United Kingdom we operate the largest evaporated-salt plant in the United Kingdom at Weston Point. We are one of the United Kingdom's market leaders in branded evaporated salt for water conditioning. We also produce salt for the food, chemical, animal feeds and textile markets.

          We have maintained a significant presence in the general trade business over recent years due to our strong focus on: (i) the Midwestern region of the United States; (ii) all of Canada and the United Kingdom; (iii) our distribution network to the grocery trade; and (iv) our relationships with large distributors of water conditioning salt.

          The general trade market is driven by strong customer relationships. Sales in the general trade salt product line occur through retail channels, such as grocery stores, building supply, hardware and automotive stores and feed suppliers. Distribution in the general trade salt product line is channeled through a direct sales force located in various parts of our service territories who sell products to distributors, dealers and end users. We also maintain a network of brokers who sell table salt, consumer deicing and water conditioning products. These brokers service wholesalers, grocery chains and retailers, as well as the food service industry.

          The table below shows our shipments of general trade salt products to the following regions (thousands of tons):

	Year Ended December 31,
	2001		2002		2003
	Tons	%	Tons	%	Tons	%
United States	1,725	61	1,629	59	1,758	60
Canada	513	18	506	18	565	19
Europe and Others	584	21	651	23	604	21

Total	2,822	100	2,786	100	2,927	100

  Competition

          In North America, other large nationally recognized companies compete against our salt business in production and marketing of general trade salt products. In addition, there are several smaller regional producers of general trade salt. There are several importers of salt into North America but they mostly impact the East Coast and West Coast of the United States where we have a minimal position. In the United Kingdom, there is one other large domestic producer of general trade salt, several small local producers and some imports from continental Europe. We also export salt from the United Kingdom to Scandinavia and continental Europe and compete with many other European producers in these markets.

Specialty Potash Segment

          SOP is primarily used as a specialty fertilizer, providing essential potassium to high-value, chloride-sensitive crops, such as vegetables, fruits, tea, tobacco and turf grass. We are the market leader in North America for SOP and market SOP products both domestically and overseas. We offer several grades of SOP which are designed to differentiate us from our competitors, as well as to better serve the needs of our customers. In 2003, the specialty potash segment accounted for approximately 10% of our sales after shipping and handling costs.

Potash Industry Overview

          The annual worldwide consumption of all potash fertilizers approaches 50 million tons. Muriate of potash, or potassium chloride, is the most common source of potassium and accounts for over 90% of all potash consumed in fertilizer production. SOP represents about 5% of potash consumption. The remainder is supplied in the forms of potassium magnesium sulfate, nitrate of potassium, and, to a lesser extent, potassium thiosulfate and monopotassium phosphate. All of these products contain varying concentrations of potassium expressed as potassium oxide (K20) and different combinations of co-nutrients.

          Muriate of potash is the least expensive form of potash fertilizer based on the concentration of K20. It is the preferred potassium source for most crops. However, SOP (containing approximately 50% K20) is utilized by growers for many high-value crops, especially where the requirements are for fertilizers with low chloride content. The use of SOP has been scientifically proven to improve the yield and quality of certain crops.

          Examples of crops where SOP is utilized to increase yield and quality include tobacco, tea, potatoes, citrus fruits, grapes, almonds, some vegetables and on turfgrass for golf courses. Approximately 73% of our annual SOP sales volumes in 2003 were made to domestic customers, which include retail fertilizer dealers and distributors of professional turf care products. These dealers and distributors combine or blend SOP with other fertilizers and minerals to produce fertilizer blends tailored to individual requirements.

  Operations and Facilities

          All of our SOP production is located on the Great Salt Lake west of Ogden, Utah. It is the largest SOP production facility in North America. The evaporation facility utilizes solar energy and operates over 40,000 acres of evaporation ponds to manufacture SOP and magnesium chloride from the brines of the Great Salt Lake. The property utilized in our operation is both owned and leased under annually renewing leases. This facility has the capacity to annually produce approximately 450,000 tons of SOP, approximately 400,000 tons of magnesium chloride and over 1.5 million tons of salt. These recoverable minerals exist in vast quantities in the Great Salt Lake. We estimate the recoverable minerals exceed 100 years of reserves at current production rates and capacities. Our rights to extract these minerals are contractually limited. We believe we will continue to be able to extend these agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, thereby allowing us to extract additional quantities of minerals necessary to significantly extend the economic life of the reserves.

          The potassium bearing salts are mechanically harvested and refined to high purity SOP in an integrated production facility that has been in operation since 1967. We believe that our property and operating equipment are maintained in good working condition.

          The Ogden facility was unable to produce SOP from 1984 through the beginning of 1989 due to flooding. Following the flood, dikes were raised to a height three feet over the historic peak flood level. Also, the State of Utah constructed and implemented the West Desert Pumping Project, which could be utilized to lower the level of the Great Salt Lake by up to 12 inches per year thus reducing the risk of flooding. Although we believe that the subsequent dike improvements and the West Desert Pumping Project have reduced the likelihood of future pond flooding, we maintain both property damage and business interruption insurance policies for this risk.

  Products and Sales

          Our domestic sales of SOP are concentrated in the western states of California, Oregon, Washington, Idaho and the central tobacco belt area where the crops and soil conditions favor SOP. We generally export SOP through major trading companies. International SOP sales volumes in 2003 were 27% of our annual SOP sales. Prior to the acquisition by IMC Global in 1998, our SOP was marketed and sold by a sales group consisting of trained agronomists and professional fertilizer agents. These representatives directly contacted dealers and growers in the United States. Following the IMC Global acquisition, this SOP sales group was dissolved and the IMC Global sales force handled SOP sales. The IMC Global sales group was responsible for selling all potash and phosphate fertilizer products for IMC Global. Because the bulk of these fertilizers are sold as commodities, the focus on specialty products such as SOP diminished under IMC Global. Upon the purchase of the SOP business from IMC Global, we organized and employed an experienced global sales group similar to the one that was in place prior to 1998.

          The table below shows our shipments of SOP to the following regions (thousands of tons):

	Year Ended December 31,
	2001		2002		2003
	Tons	%	Tons	%	Tons	%
North America	148	79	151	62	182	73
Export(1)	40	21	91	38	69	27

Total	188	100	242	100	251	100

(1)
Export sales include product sold to foreign customers at U.S. ports.

          We previously had a long-term contract with IMC Global following the Recapitalization, under which we acted as a sales agent for IMC Global to customers serviced by IMC Global's Carlsbad, New Mexico facility. The contract did not limit the amount of SOP we could purchase from IMC Global. As a result of our purchase of IMC Global's remaining SOP marketing business this long-term contract with IMC Global terminated on November 30, 2003.

  Competition

          As of December 31, 2003, approximately 59% of the world SOP production capacity was located in Europe, 10% in the United States and the remaining 31% in various other countries. The world consumption of SOP totaled about 2.9 million tons. Our major competition for SOP sales in North America include imports from Germany, Chile, Canada and Belgium. In addition, there is also some functional competition between SOP, muriate of potash and nitrate of potash. For exports into Asia, the Pacific Rim countries and Latin America, we compete with various local and European producers.

Intellectual Property

          We rely on a combination of patents, trademarks, copyright and trade secret protection, employee and third-party non-disclosure agreements, license arrangements and domain name registrations to protect our intellectual property. We sell many of our products under a number of registered trademarks that we believe are widely recognized in the industry. No single patent, trademark or trade name is material to our business as a whole.

          Any issued patents that cover our proprietary technology and any of our other intellectual property rights may not provide us with substantial protection or be commercially beneficial to us. The issuance of a patent is not conclusive as to its validity or its enforceability. Competitors may also be able to design around our patents. If we are unable to protect our patented technologies, our competitors could commercialize our technologies.

          With respect to proprietary know-how, we rely on trade secret protection and confidentiality agreements. Monitoring the unauthorized use of our technology is difficult, and the steps we have taken may not prevent unauthorized use of our technology. The disclosure or misappropriation of our intellectual property could harm our ability to protect our rights and our competitive position. See "Risk Factors — Protection of proprietary technology — Our intellectual property may be misappropriated or subject to claims of infringement."

Employees

          As of June 30, 2004, we had 1,508 employees, of which 689 are employed in the United States, 616 in Canada and 203 in the United Kingdom. Approximately 39% of our U.S. workforce and 52% of our global workforce is represented by labor unions. Of our nine material collective bargaining agreements, one will expire in 2004, one will expire in 2005, four will expire in 2006 and three will expire in 2007. Additionally, approximately 13% of our workforce is employed in Europe where trade union membership is common. We consider our labor relations to be good.

Principal Properties

          The table below sets forth our principal properties:

		Land and Related Surface Rights		Mineral Reserves
Location	Use	Owned/ Leased	Expiration of Lease	Owned/ Leased		Expiration of Lease
Ogden, Utah	SOP and solar salt production facility	Owned	N/A	Leased			(1)
Lyons, Kansas	Evaporated salt production facility	Owned	N/A	Owned		N/A
Cote Blanche, Louisiana	Rock salt production facility	Leased	2060	Leased		2060
Weston Point, Cheshire, U.K.	Evaporated salt production facility	Owned	N/A	N/A	(2)	N/A
Winsford, Cheshire, U.K.	Rock salt production facility	Owned	N/A	Owned		N/A
Goderich, Ontario, Canada	Rock salt production facility Evaporated salt production facility	Owned Owned	N/A N/A	Leased Owned		2022 N/A	(3)
Unity, Saskatchewan, Canada	Evaporated salt production facility	Owned	N/A	Leased		2009/2016	(4)
Amherst, Nova Scotia, Canada	Evaporated salt production facility	Owned	N/A	Leased		(5)
Overland Park, Kansas	Corporate headquarters	Leased	2005	N/A		N/A

(1)
The Ogden lease automatically renews on an annual basis.

(2)
Weston Point purchases brine for production purposes from a third party pursuant to a supply agreement that will expire in 2017.

(3)
Subject to the right of renewal through 2043.

(4)
Consists of two leases expiring in 2009 and 2016 subject to the right of renewal through 2030 and 2037, respectively.

(5)
Consists of two leases that are currently in the process of being renewed that will expire in 20 years with rights of renewal at 20-year increments.

          With respect to each facility at which we extract salt, brine or SOP, we obtain any required or necessary permits prior to the commencement of mining. Permits or licenses are obtained as needed in the normal course of business based on our mine plans and state, provincial and local regulatory provisions regarding mine permitting and licensing. Based on our historical permitting experience, we expect to be able to continue to obtain necessary mining permits to support historical rates of production.

          Our mineral leases have varying terms. Some will expire after a set term of years, while others continue indefinitely. Many of these leases provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of sales. We believe we will be able to continue to extend our material mineral lease agreements, as we have in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions. In addition, we own a number of properties and are party to non-mining leases that permit us to perform activities that are ancillary to our mining operations, such as surface use leases, and storage, depot and warehouse leases. We also believe that all of our leases were entered into on market terms.

          The following map shows the locations of our principal salt and SOP production facilities:

Environmental, Health and Safety Matters

          We produce and distribute crop and animal nutrients, salt and deicing products. These activities subject us to an evolving set of international, federal, state, provincial and local environmental, health and safety ("EHS") laws that regulate, or propose to regulate: (i) product content; (ii) use of products by both us and our customers; (iii) conduct of mining and production operations, including safety procedures followed by employees; (iv) management and handling of raw materials; (v) air and water quality impacts from our facilities; (vi) disposal, storage and management of hazardous and solid wastes; (vii) remediation of contamination at our facilities and third-party sites; and (viii) post-mining land reclamation. For new regulatory programs, it is difficult for us to ascertain future compliance obligations or estimate future costs until implementing regulations have been finalized and definitive regulatory interpretations have been adopted. We intend to respond to these regulatory requirements at the appropriate time by implementing necessary modifications to our facilities and/or operating procedures.

          We have expended, and anticipate that we will continue to expend, substantial financial and managerial resources to comply with EHS standards. We estimate that our 2004 EHS capital expenditures will total approximately $1.9 million, primarily related to air quality devices and highway deicing salt storage pads. We expect that our estimated expenditures in 2004 for reclamation activities will be approximately $0.2 million. It is possible that greater than anticipated EHS capital expenditures or reclamation expenditures will be required in 2004 or in the future.

          We maintain accounting accruals for certain contingent environmental liabilities and believe these accruals comply with generally accepted accounting principles. We record accruals for environmental investigatory and non-capital remediation costs when litigation has commenced or a claim or assessment has been asserted or is imminent, the likelihood of an unfavorable outcome is probable and the financial impact of such outcome is reasonably estimable. Based on current information, it is the opinion of management that our contingent liabilities arising from EHS matters, taking into account established accruals, will not have a material adverse effect on our business, financial condition or results of operations. As of June 30, 2004, we had recorded environmental accruals of $1.9 million.

Product Requirements and Impacts

          International, federal, state and provincial standards: (i) require registration of many of our products before such products can be sold; (ii) impose labeling requirements on those products; and (iii) require producers to manufacture the products to formulations set forth on the labels. Environmental, natural resource and public health agencies at all regulatory levels continue to evaluate alleged health and environmental impacts that might arise from the handling and use of products such as those we manufacture. The EPA, the State of California and The Fertilizer Institute have each completed independent assessments of potential risks posed by crop nutrient materials. These assessments concluded that, based on the available data, crop nutrient materials generally do not pose harm to human health. It is unclear whether any further evaluations may result in additional standards or regulatory requirements for the producing industries, including us, or for our customers. At this stage, it is the opinion of management that the potential impact of these standards on the market for our products or on the expenditures that may be necessary to meet new requirements will not have a material adverse effect on our business, financial condition or results of operations.

          In December 2001, the Canadian government released a Priority Substances List Assessment Report for road salt. This report found that road salts are entering the environment under conditions that may have a harmful effect or constitute a danger to the environment. Based on this report, the Minister of Environment has proposed designating road salt as a "toxic" substance pursuant to the Canadian Environmental Protection Act. Canada's federal cabinet, which has ultimate responsibility, has not yet taken final action with respect to this proposal and is not subject to any deadline to do so. This proposal was subject to a public comment, during which individuals and the municipalities which comprise most of our customers expressed a variety of views, including noting the utility and cost-efficiency of salt as compared to other potential measures to reduce ice-related road hazards. At this point, Environment Canada has indicated that, whether or not road salts are declared toxic, their preferred course of action is the establishment of voluntary guidelines for users as opposed to any form of regulation. Environment Canada has been developing these guidelines based on consultation with a broad-based stakeholders group, which includes the salt industry. On April 3, 2004, Environment Canada published a Code of Practice to serve as these guidelines. The Code of Practice requires large road salt users to develop salt management plans. We do not believe that this will have a material direct effect on us, but the new salt management plans may lead our customers in Canada to require less road salt.

          Given the importance of road salt for traffic safety and the current lack of any practical substitute, we deem it unlikely that any guidelines or regulations would result in a complete ban on the use of road salt. As noted in the December 2001 report, the use of road salt and other deicing agents "is an important component of strategies to keep roadways open and safe during the winter and minimize traffic crashes, injuries and mortality under icy and snowy conditions." The report further stated that mitigation measures "must be based on optimization of winter road maintenance practices so as not to jeopardize road safety, while minimizing the potential for harm to the environment." Environment Canada recently confirmed the high importance of road safety in its proposed regulation of road salt. In its September 22, 2003 press release in connection with the proposed Code of Practice, it indicated that the proposed code "will provide those who use road salts with a way to reduce harm to the environment without jeopardizing road safety." Since the dissemination of the December 2001 report, we have endeavored to work more closely with the national government as well as provinces and municipalities to better manage the use, storage and release of our road salts. As a result, we believe it has become less likely that road salts will be designated as a toxic substance. We cannot predict whether the proposal to designate road salt as a toxic substance will be finalized or the promulgation of any other future regulation. Standardized guidelines for the use and storage of road salt or any alternate deicing products may cause us to suffer reduced sales and incur substantial costs and expenses that could have a material adverse effect on our business, financial condition and results of operations. In addition, while we are not aware of any similar governmental proposals for such designation of road salt in either the United States or the United Kingdom, we cannot guarantee that such proposals will not arise.

Operating Requirements and Impacts

          We hold numerous environmental, mining and other permits or approvals authorizing operations at each of our facilities. Our operations are subject to permits for extraction of salt and brine, discharges of process materials to air and surface water, and injection of brine and wastewater to subsurface wells. Some of our proposed activities may require waste storage permits. A decision by a government agency to deny or delay issuing a new or renewed permit or approval, or to revoke or substantially modify an existing permit or approval, could have a material adverse effect on our ability to continue operations at the affected facility. In addition, changes to environmental and mining regulations or permit requirements could have a material adverse effect on our ability to continue operations at the affected facility. Expansion of our operations also is predicated upon securing the necessary environmental or other permits or approvals.

          Pursuant to the Mine Safety and Health Act, new interim regulatory standards for diesel particulate matter became effective in 2002 and final standards are expected to become effective in 2006. In response to litigation regarding its final rule on diesel particulate matter, the Mine Safety and Health Administration has initiated a new rule regarding certain provisions of the final standards. We are currently in compliance with the interim standards that are in effect between 2002 and 2006. However, material expenditures may be required to achieve compliance with the final standards at the Cote Blanche facility in Louisiana.

Remedial Activities

Remediation at Our Facilities

          Many of our formerly-owned and current facilities have been in operation for a number of years. Operations have historically involved the use and handling of regulated chemical substances, salt and by-products or process tailings by us and predecessor operators which have resulted in soil, surface water and groundwater contamination. At some locations there are areas where salt-processing waste and ordinary trash may have been disposed or buried, and have since been closed and covered with soil and other materials. These past operating practices at several of our facilities have resulted in soil, surface water and groundwater contamination.

          At many of these facilities, spills or other releases of regulated substances have occurred previously and potentially could occur in the future, possibly requiring us to undertake or fund cleanup efforts under the CERCLA or state and provincial or U.K. laws governing cleanup or disposal of hazardous substances. In some instances, we have agreed, pursuant to consent orders or agreements with the appropriate governmental agencies, to undertake investigations, which currently are in progress, to determine whether remedial action may be required to address such contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. At still other locations, we have undertaken voluntary remediation, and have removed formerly used underground storage tanks. Taking into account established reserves, expenditures for these known conditions currently are not expected, individually or in the aggregate, to be material. However, material expenditures could be required in the future to remediate the contamination at these or at other current or former sites. In addition, in connection with the Recapitalization, IMC Global has agreed to indemnify us against liabilities for certain known and unknown conditions at existing and former sites.

Remediation at Third-Party Facilities

          Along with impacting the sites at which we have operated, various third parties have alleged that our historic operations have resulted in contamination to neighboring off-site areas or nearby third-party facilities. CERCLA imposes liability, without regard to fault or to the legality of a party's conduct, on certain categories of persons who are considered to have contributed to the release of "hazardous substances" into the environment. Under CERCLA, or its various state analogues, one party may potentially be required to bear more than its proportional share of cleanup costs at a site where it has liability if payments cannot be obtained from other responsible parties.

          We have entered into "de minimis" settlement agreements with the EPA with respect to several CERCLA sites, pursuant to which we have made one-time cash payments and received statutory protection from future claims arising from those sites. In some cases, however, such settlements have included "reopeners," which could result in additional liability at such sites in the event of newly discovered contamination or other circumstances.

          At other sites for which we have received notice of potential CERCLA liability, we have provided information to the EPA that we believe demonstrates that we are not liable, and the EPA has not asserted claims against us with respect to such sites. In some instances, we have agreed, pursuant to orders from or agreements with appropriate governmental agencies or agreements with private parties, to undertake or fund investigations, some of which currently are in progress, to determine whether remedial action, under CERCLA or otherwise, may be required to address contamination. At other locations, we have entered into consent orders or agreements with appropriate governmental agencies to perform required remedial activities that will address identified site conditions. At the present time, we are not aware of any additional sites for which we expect to receive a notice from the EPA or any other party of potential CERCLA liability. However, based on past operations, there is a potential that we may receive notices in the future for sites of which we are currently unaware or that our liability at currently known sites may increase. Taking into account established accruals, expenditures for our known environmental liabilities and site conditions currently are not expected, individually or in the aggregate, to be material or have a material adverse effect on our business, financial condition or results of operations.

Legal Matters

          We have from time to time been involved in various routine legal proceedings. These primarily involve commercial claims, product liability claims, personal injury claims and workers' compensation claims. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations. In addition, in connection with the Recapitalization, IMC Global has agreed to indemnify us against certain legal matters.

          We have become aware of an aboriginal land claim filed by The Chippewas of Nawash and The Chippewas of Saugeen in the Ontario Superior Court against The Attorney General of Canada and Her Majesty The Queen In Right of Ontario. The Chippewas claim that a large part of the land under Lake Huron was never conveyed by treaty and therefore belong to the Chippewas. The land claimed includes land in which our Goderich mine operates and has mining rights granted to it by the government of Ontario. We are not a party to this court action. Similar claims are pending with respect to other parts of the Great Lakes by other aboriginal claimants. We have been informed by the Ministry of the Attorney General of Ontario that "Canada takes the position that the common law does not recognize aboriginal title to the Great Lakes and its connecting waterways." We do not believe that this action will result in a material adverse financial effect on the Company.

MANAGEMENT

Directors and Executive Officers

          The following table sets forth the name, age and position of each person who is an executive officer or director of the Company or an executive officer of Compass Minerals Group as of the date of this prospectus.

Name	Age	Position
Michael E. Ducey	56	President, Chief Executive Officer and Director of Compass and President and Chief Executive Officer of Compass Minerals Group
Keith E. Clark	49	Vice President and General Manager, General Trade of Compass and Compass Minerals Group
David J. Goadby	50	Vice President of Compass and Compass Minerals Group and Managing Director, Salt Union Ltd.
Rodney L. Underdown	38	Vice President and Chief Financial Officer of Compass and Vice President and Chief Financial Officer of Compass Minerals Group
Steven Wolf	59	Vice President and General Manager, Highway Deicing and SOP of Compass and Compass Minerals Group
Joel A. Asen	53	Director of Compass
Bradley J. Bell	52	Director of Compass
Peter P. Copses	46	Director of Compass
Robert H. Falk	66	Director of Compass
Richard S. Grant	58	Director of Compass
Joshua J. Harris	39	Director of Compass
Scott M. Kleinman	31	Director of Compass
Douglas A. Pertz	50	Director of Compass
Heinn F. Tomfohrde, III	70	Director of Compass

          Michael E. Ducey was appointed the President and Chief Executive Officer of the Company in December 2002. Mr. Ducey joined Compass Minerals Group as the President and Chief Executive Officer on April 1, 2002. Prior to joining Compass Minerals Group, Mr. Ducey worked approximately 30 years for Borden Chemical, a diversified chemical company, in various positions including President and Chief Executive Officer (December 1999 to March 2002) and Executive Vice President and Chief Operation Officer (October 1997 to December 1999).

          Keith E. Clark has served as the Vice President and General Manager of Compass Minerals Group's General Trade business unit since August 1997, when North American Salt Company was still under the management of Harris Chemical Group. Prior to this position, Mr. Clark served as Vice President, Operations for North American Salt for two years, beginning in April 1995. Prior to his career at Harris Chemical Group, Mr. Clark held various operations positions at US Steel Corporation and General Chemical Inc., where he most recently served as the Operations Manager at General Chemical.

          David J. Goadby has served as the Vice President of Compass Minerals Group since November 2001 and as the Managing Director of Salt Union Ltd., our U.K. subsidiary, since April 1994, when IMC Inorganic Chemicals, Inc. was still under the management of Harris Chemical Group. Prior to that position, Mr. Goadby served as the Commercial Manager of Salt Union Ltd. for two years. From 1984 until 1992, Mr. Goadby was employed with Imperial Chemical Industries plc in various production and distribution positions, where he most recently served as Business Manager Sulphur Chemicals.

          Rodney L. Underdown was appointed Chief Financial Officer of the Company in December 2002 and has served as a Vice President of the Company since November 2001. Mr. Underdown has served as the Chief Financial Officer of Compass Minerals Group since November 2001. Prior to that he served as the Vice President, Finance of Compass Minerals Group's salt division since June 1998 when the company was purchased by IMC Global. Mr. Underdown joined the Harris Chemical Group in September 1997, where he served as the Director of Corporate Reporting. Prior to his career at Harris Chemical Group, Mr. Underdown was employed with Arthur Andersen for nine years, where he most recently served as an Audit Manager.

          Steven Wolf has served as the Vice President and General Manager, Highway Deicing of Compass Minerals Group since 1994, when Compass Minerals Group, formerly known as IMC Inorganic Chemicals, Inc., was still under the management of Harris Chemical Group. Mr. Wolf joined Harris Chemical Group in 1991, assuming various management responsibilities. Prior to his career at Harris Chemical Group, Mr. Wolf was employed by Kerr McGee, where he served as a Senior Vice President. Mr. Wolf also became the General Manager, SOP of Compass Minerals Group in August 2003.

          Joel A. Asen has been a director of Compass since December 2003. Mr. Asen has served as the President of Asen Advisory since April 1992, which provides strategic and financial advisory services. He was Managing Director at Whitehead Sterling from 1991 to 1992, at Paine Webber, Inc. from 1990 to 1991 and at Drexel Burnham Lambert Incorporated from 1988 to 1990. From 1985 to 1988, he was a Senior Vice President at GAF Corporation. Prior to that time, Mr. Asen was a Manager of Business Development at GE and Manager of Marketing and Business Development at GECC. Mr. Asen is also a Director of Resolution Performance Products LLC, Anchor Glass Container Corp. and WMC Resideo.

          Bradley J. Bell has been a director of Compass since December 2003. Mr. Bell has been Executive Vice President and Chief Financial Officer of Nalco Company since November 2003. From 1997 to 2003, Mr. Bell served as Senior Vice President and Chief Financial Officer of Rohm and Haas Company. Prior to that time, Mr. Bell served from 1987 to 1997 as Vice President and Treasurer of the Whirlpool Corporation, and from 1980 to 1987 as Vice President and Treasurer of the Bundy Corporation. Mr. Bell is also a Director and Chairman of the Audit Committee of IDEX Corporation

          Peter P. Copses has been a director of Compass since December 2003. Mr. Copses is a Senior Partner at Apollo where he has worked since September 1990. From 1986 to 1990, Mr. Copses was initially an investment banker at Drexel Burnham Lambert Incorporated, and subsequently at Donaldson, Lufkin & Jenrette Securities Corporation, concentrating on the structuring, financing and negotiation of mergers and acquisitions. Mr. Copses is also a Director of Rent-A-Center, Inc., Zale Corporation and Resolution Performance Products LLC.

          Robert H. Falk has been a director of the Company since November 2001. Mr. Falk is a Partner at Apollo and has served as an officer of certain affiliates of Apollo since 1992. Prior to 1992, Mr. Falk was a Partner in the law firm of Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Falk is a Director of Newiesy Gmbh.

          Richard S. Grant has been a director of the Company since April 2004. From January 1998 through December 2002, Mr. Grant served as Chief Executive Officer of BOC Process Gas Solutions, a global business providing utilities and services primarily to chemical, petrochemical and metals industries. During this same period, Mr. Grant served as Chairman of CNC sa, a Mexican consortium joint venture, which operates the world's largest nitrogen project for oilfield pressurization.

          Joshua J. Harris has been a director of the Company and Compass Minerals Group since November 2001. Mr. Harris is a founding Senior Partner at Apollo and has served as an officer of certain affiliates of Apollo since 1990. Prior to that time, Mr. Harris was a member of the Mergers and Acquisitions Department of Drexel Burnham Lambert Incorporated. Mr. Harris is also a Director of Borden Chemicals, Inc., Breuners Home Furnishings Corporation, GNC Corporation, Nalco Holdings, Pacer International, Inc., Quality Distribution Inc., Resolution Performance Products LLC, Resolution Specialty Materials LLC and United Agri Products, Inc.

          Scott M. Kleinman has been a director of the Company and Compass Minerals Group since November 2001. Mr. Kleinman is a Partner at Apollo, where he has worked since February 1996. Prior to that time, Mr. Kleinman was employed by Smith Barney Inc. in its Investment Banking division. Mr. Kleinman is also a Director of Borden Chemicals, Inc., Resolution Performance Products LLC and Resolution Specialty Materials LLC.

          Douglas A. Pertz has been a director of Compass since December 2003. Mr. Pertz has been Chairman and Chief Executive Officer of IMC Global since March 2002. From October 2000 to March 2002, Mr. Pertz served as Chairman, President and Chief Executive Officer of IMC Global, and from October 1999 to October 2000, Mr. Pertz served as President and Chief Executive Officer of IMC Global. Mr. Pertz served as President and Chief Operating Officer of IMC Global from October 1998 to October 1999. Prior to joining IMC Global, Mr. Pertz served from 1995 to 1998 as President and Chief Executive Officer and as a director of Culligan Water Technologies, Inc., a leading manufacturer and distributor of water purification and treatment products.

          Heinn F. Tomfohrde, III has been a director of Compass since December 2003. Mr. Tomfohrde has served the chemicals industry in a variety of leadership positions for 44 years. Currently, Mr. Tomfohrde serves in directorship positions only. Mr. Tomfohrde served as President and Chief Operating Officer of International Specialty Products, Inc. and its predecessor company, GAF Chemicals Corp., from 1987 to 1993. Prior to that time, Mr. Tomfohrde spent 31 years with Union Carbide Corp., rising from positions in research and development and marketing to senior management, serving as President of Union Carbides's Consumer and Industrial Products Group from 1983 to 1986. Mr. Tomfohrde is also a Director of Resolution Performance Products LLC.

Board of Directors

          Our board of directors is divided into three classes, each of whose members serve for staggered three-year terms. Mr. Asen, Mr. Bell and Mr. Grant serve in the class of directors whose terms will expire at our 2005 annual meeting; Mr. Harris, Mr. Kleinman, Mr. Falk and Mr. Copses serve in the class of directors whose terms will expire at our 2006 annual meeting; and Mr. Ducey, Mr. Tomfohrde and Mr. Pertz serve in the class of directors whose terms will expire at our 2007 annual meeting. Because only one third of our directors are elected at each annual meeting, two annual meetings of stockholders could be required for the stockholders to change a majority of the board.

Board Committees

          Our board of directors has an audit committee established in accordance with Section 10A(m) of the Exchange Act. The audit committee, environmental, health and safety committee, compensation committee and nominating/corporate governance committee all operate under written charters that have been adopted by our board of directors. We may appoint additional committees of our board of directors in the future, including for purposes of complying with all applicable corporate governance rules of the New York Stock Exchange.

  Audit Committee

          Our audit committee oversees the engagement of independent registered public accounting firms, reviews our annual financial statements and the scope of annual audits and considers matters relating to accounting policies and internal controls. The audit committee is currently comprised of directors Heinn F. Tomfohrde, III, Bradley J. Bell and Richard S. Grant. Our board of directors has determined that directors Tomfohrde, Bell and Grant satisfy the independence requirements of Rule 10A-3 of the Exchange Act. In addition, our board of directors has determined that director Bradley J. Bell meets the New York Stock Exchange standard of possessing accounting or related financial management expertise and qualifies as an "audit committee financial expert" under the SEC's definition. The New York Stock Exchange has adopted new corporate governance rules with respect to the charter, structure and membership requirements for audit committees. We are in compliance with these rules.

          The charter of the audit committee is available on our website.

  Environmental, Health and Safety Committee

          Our environmental, health and safety ("EH&S") committee was established to ensure compliance with environmental, health and safety initiatives and policies adopted by us, including education of site personnel; integration of environmental, health and safety policies into all business decisions; design, operation and management of facilities to protect the environment and the health and safety of all personnel.

          The charter of the EH&S committee is available on our website.

  Compensation Committee

          Our compensation committee discharges our board of directors' responsibilities related to compensation of our executive officers and directors; produces an annual report on executive compensation for inclusion in our proxy statement; provides general oversight of our compensation structure, including our equity compensation plans and benefits programs; and retains and approves the terms of the retention of any compensation consultants and other compensation experts. Other specific duties of the compensation committee include: reviewing and approving objectives relevant to executive officer compensation; evaluation performance and determining the compensation of executive officers in accordance with those objectives; recommending to our board of directors appropriate director compensation; and annually evaluating its performance and its charter. The compensation committee is currently comprised of directors Heinn F. Tomfohrde, Joshua J. Harris and Robert H. Falk.

          The charter of the compensation committee is available on our website.

  Nominating/Corporate Governance Committee

          Our nominating/corporate governance committee identifies individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors; oversees the organization of our board of directors to discharge the board's duties and responsibilities properly and efficiently; identifies best practices and recommends corporate governance principles, including giving proper attention and making effective responses to stockholder concerns regarding corporate governance; and is responsible for developing and recommending to our board of directors a set of corporate governance guidelines and principles applicable to us. Other specific duties of the nominating/corporate governance committee include: annually assessing the size and composition of our board of directors, developing membership qualifications for board committees, monitoring compliance with board and board committee membership criteria; annually reviewing and recommending directors for continued service; coordinating and assisting management and our board in recruiting new members to our board of directors; reviewing governance-related stockholder proposals and recommending board responses; and overseeing the evaluation of our board of directors and management. The nominating/corporate governance committee is currently comprised of directors Heinn F. Tomfohrde, Joshua J. Harris and Peter P. Copses.

          The charter of the nominating/corporate governance committee is available on our website.

Compensation Committee Interlocks and Insider Participation

          None of the members of our compensation committee are officers or employees of the Company or any of its subsidiaries. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Board Compensation

          The non-executive members of our board of directors each receive a quarterly retainer of $6,000 and are reimbursed for their out-of-pocket expenses. Those directors who are employees of the Company do not receive compensation for their service on the board of directors, but are reimbursed for their out-of-pocket expenses. On August 12, 2004, our board of directors authorized a change to our compensation policy (effective October 31, 2004) to provide a quarterly retainer of $6,250 with additional fees ranging from $500 to $3000 per meeting depending on participation and capacity. Prior to 2004, members of the board of directors were not compensated for their service.

Code of Ethics

          We have adopted a code of ethics for our executive and senior financial officers, violations of which are required to be reported to the audit committee. The code of ethics is available on our website.

Executive Compensation

          The following table sets forth the compensation for the year ended December 31, 2003 paid or awarded to the Chief Executive Officer and the four other most highly compensated executive officers serving as executive officers of our wholly owned subsidiary, Compass Minerals Group, or "the named executive officers." There was no compensation paid to the executive officers of the Company, in their capacity as executive officers of the Company, for the year ended December 31, 2003.

Summary Compensation Table

			Long Term Compensation
	Annual Compensation		Awards	Payouts
Name and Principal Position	Salary ($)	Bonus ($)(1)	Securities Underlying Options/SARs (#)(2)	Long Term Incentive Payouts ($)(5)	All Other Compensation ($)(3)
Michael E. Ducey
President, Chief Executive Officer and Director of Compass and President and Chief Executive Officer of Compass Minerals Group
2003	356,563	413,368	—	—	167,514
April 2002 (date of hire) to December 2002	262,500	251,328	540,774	—	130,761
Steven Wolf
Vice President and General Manager, Highway Deicing and SOP of Compass and Compass Minerals Group
2003	282,042	236,283	—	852,920	113,985
2002	258,803	143,465	—	63,408	412,430
Keith E. Clark
Vice President and General Manager, General Trade of Compass and Compass Minerals Group
2003	207,763	111,054	—	824,733	88,995
2002	199,190	93,234	—	8,150	325,054
David J. Goadby(4)
Vice President of Compass and Compass Minerals Group and Managing Director, Salt Union Ltd.
2003	192,492	69,859	—	—	46,199
2002	168,774	47,095	—	—	219,886
Rodney L. Underdown
Vice President and Chief Financial Officer of Compass and Vice President and Chief Financial Officer of Compass Minerals Group
2003	165,129	76,751	—	380,004	48,144
2002	150,000	48,960	—	—	211,294

(1)
Bonuses were paid pursuant to the Compass Minerals Group Incentive Compensation Program. Under this program, bonus amounts were calculated on an annual basis according to business performance.

(2)
Represents the number of shares of our common stock underlying options (as adjusted to reflect changes in our capital structure following the date of grant).

(3)
Consists of sale and retention bonuses related to the change in ownership subsequent to the Recapitalization, certain moving expenses incurred by Mr. Ducey considered by the U.S. Internal Revenue Service to be compensation and other employer contributions to our tax-qualified and non-tax-qualified defined contribution and defined benefit retirement plans.

(4)
Mr. Goadby's compensation is paid in British pounds sterling, which has been converted to U.S. dollars at a rate of £0.5814 per $1.00.

(5)
In September 2003, our Senior Executive's Deferred Compensation Plan was terminated resulting in distribution of all of its holdings to its participants.

Option Grants in 2003

          There were no grants of options to acquire shares of our common stock made to the named executive officers during 2003.

Aggregate Option Exercises in 2003 and Fiscal Year-end Option Values

          The following table contains the aggregate number of shares of common stock underlying stock options exercised in 2003 and the number of shares of common stock underlying stock options held by each named executive officer as of December 31, 2003.

	Number of Shares Acquired on Exercise		Number of Securities Underlying Unexercised Options/SARs at December 31, 2003
					Value of Unexercised In-the-Money Options/SARS at December 31, 2003(1)
Name		Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Michael E. Ducey	67,595	$77,740	337,980	135,193	$4,353,182	$1,741,286
Steven Wolf	27,617	52,769	138,101	55,242	1,778,741	711,517
Keith E. Clark	26,675	50,970	133,379	53,352	1,717,922	687,174
David J. Goadby	12,227	5,365	87,802	35,125	1,130,890	452,410
Rodney L. Underdown	12,276	23,457	61,381	24,553	790,587	316,243

(1)
Calculated by multiplying the difference between the fair market value of the shares of common stock underlying the options as of December 31, 2003 ($14.28 per share) and the exercise price of the options by the number of shares of common stock underlying the options.

2001 Option Plan

          Our employees, consultants and directors (and employees, consultants and directors of our subsidiaries) are eligible to receive options under our 2001 Stock Option Plan. The option plan is administered by a committee of two or more members of our board of directors, each of whom is both a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act and an "outside director" for purposes of Section 162(m) of the Code. Notwithstanding the foregoing, our full board of directors will administer the option plan with respect to options granted to members of our board of directors who are not also our employees.

          Options granted under the option plan may be non-qualified stock options or incentive stock options. The maximum number of shares of common stock that are issuable under the option plan is 2,783,283 (as adjusted for future changes in our capital structure and other corporate transactions, such as stock dividends, stock splits, mergers and reorganizations). Furthermore, following the first meeting of our stockholders to occur after December 31, 2006 (or such earlier date as required by Section 162(m) of the Code or the regulations issued thereunder), the maximum number of shares of common stock that may be subject to options granted to any individual in any calendar year may not exceed 1,000,000.

          Following the consummation of the Recapitalization, we granted non-qualified options to purchase common stock to certain management employees, including the named executive officers. The per share exercise price of each option granted immediately following the Recapitalization was $1.40, which was equal to the Recapitalization consideration per share of common stock (as adjusted to reflect changes in our capital structure following the date of grant). During the period following the Recapitalization, we have granted options under the option plan to designated newly-hired and other employees. The exercise price per share of these options is equal to the fair market value per share of our common stock as of the date of the grant. The terms of the options generally provide that the options become vested and exercisable as follows:

  •
  One-half of the options are time vesting options that will become vested and exercisable in equal annual installments on each of the first four anniversaries of the date of grant, so long as the optionee continues to provide services to us or one of our subsidiaries as of such anniversary.

  •
  One-half of the options are performance vesting options that will become vested and exercisable on the eighth anniversary of the date of grant, so long as the optionee continues to provide services to us or one of our subsidiaries as of such date. However, the terms of each such performance vesting option provided that it would be eligible to become vested prior to such eighth anniversary if Apollo achieved a specified rate of return in connection with certain corporate transactions (such as our initial public offering). Because the specified rate of return targets were met in connection with our initial public offering, all of such performance vesting options became fully vested and exercisable upon the consummation of our initial public offering.

          The term of the options is eight years and thirty days from the date of grant. However, all unvested options will automatically expire upon the date of an optionee's termination of employment (or termination of directorship or consultancy, as applicable). In addition, all vested options will generally expire one year following the termination of an optionee's services by us, subject to certain exceptions. Shares of common stock purchased or acquired under the stock plan will generally be subject to restrictions on transfer, repurchase rights and other limitations set forth in the investor rights agreement. See "Description of Capital Stock — Investor Rights Agreement." In December 2003, we filed a registration statement on Form S-8 under the Securities Act to register the issuance of those shares issuable or reserved for issuance under our 2001 Stock Option Plan.

          The option plan may be modified or amended in any respect by the committee administering the option plan with the prior approval of our board of directors, except that the consent of each optionee is required with respect to any amendment that impairs such optionee's rights. In addition, to the extent required by any applicable law, regulation or stock exchange rule, no amendment will be effective without the consent of our stockholders.

Employment Agreements

          Michael E. Ducey.    Compass Minerals Group entered into an employment agreement, dated March 12, 2002, with Mr. Ducey pursuant to which he agreed to serve as its Chief Executive Officer and be nominated for a seat on its board of directors. Under the agreement, Mr. Ducey is paid a base salary and is eligible for incentive bonuses based upon Compass Minerals Group meeting or exceeding financial objectives. Under the terms of the agreement, Mr. Ducey is subject to non-compete, non-solicitation and confidentiality requirements. In the event that Mr. Ducey's employment is terminated without cause, he will receive his base pay until the earlier of 12 months, the day he accepts other employment or the day he violates the non-compete agreement.

          David J. Goadby.    Salt Union Limited entered into a service agreement, dated September 1, 1997, with Mr. Goadby pursuant to which he was appointed as Managing Director of Salt Union until his employment is terminated by either Salt Union, giving Mr. Goadby not less than 12 months prior written notice, or Mr. Goadby, giving Salt Union not less than three months prior written notice. The agreement provides that Mr. Goadby be paid a base salary, as well as bonuses or additional remuneration, if any, as the board of directors of Salt Union may determine. For a period of six months following his termination, Mr. Goadby will be subject to non-compete, non-solicitation and non-dealing covenants with regard to customers and non-solicitation of suppliers and managerial, supervisory, technical, sales, financial and administrative employees. In the event of a change of control of Salt Union, Mr. Goadby will be entitled to terminate the agreement immediately and Salt Union will be obligated to pay him an amount equal to his annual base salary and the value of his company car and medical insurance calculated over a 12 month period.

          Other Named Executive Officers.    We have not entered into employment agreements with any of our executive officers, except for the agreements entered into by our subsidiaries with Mr. Ducey and Mr. Goadby. Accordingly, each of our executive officers is currently an "at will" employee.

PRINCIPAL AND SELLING STOCKHOLDERS

          The following table sets forth, as of the date of this prospectus, the names of the selling stockholders, the maximum number of shares of common stock that each selling stockholder may sell using this prospectus and information regarding the beneficial ownership of our common stock with respect to (i) each person that is a beneficial owner of more than 5% of our outstanding common stock, (ii) each selling stockholder, (iii) each named executive officer and director and (iv) all directors and executive officers of the Company as a group.

          Each sale of shares by any selling stockholder may, if required, be accompanied by a supplement to this prospectus setting forth the name of the selling stockholder using that prospectus supplement, the number of shares being sold and a supplemental plan of distribution describing the specific manner of sales of those shares.

			Maximum Number of Shares Covered by this Prospectus
	Number of Shares Owned Prior to Offering			Number of Shares Owned After Offering(1)
Name and Address of Beneficial Owner
	Number	%(2)		Number	%(2)
Apollo(3)	3,773,504	11.81	3,773,504	—	—
Neuberger Berman, Inc.(4)	3,805,400	11.91	—	3,805,400	11.91
Chilton Investment Company, Inc.(5)	3,304,562	10.35	—	3,304,562	10.35
IMC Global(6)	247,969	*	247,969	—	—
Michael E. Ducey(7)	524,290	1.64	—	524,290	1.64
Keith E. Clark(7)	237,383	*	—	237,383	*
David J. Goadby(7)	133,634	*	—	133,634	*
Rodney L. Underdown(7)	117,810	*	—	117,810	*
Steven Wolf(7)	264,825	*	—	264,825	*
Joel A. Asen(8)	57,500	*	—	57,500	*
Peter P. Copses(9)	53,669	*	—	53,669	*
Robert H. Falk(9)	53,669	*	—	53,669	*
Joshua J. Harris(9)	53,669	*	—	53,669	*
Richard S. Grant(10)	37,367	*	—	37,367	*
Scott M. Kleinman(9)	53,669	*	—	53,669	*
Douglas A. Pertz(10)	53,669	*	—	53,669	*
Heinn F. Tomfohrde, III(8)	76,669	*	—	76,669	*
Bradley J. Bell(8)	37,367	*	—	37,367	*
All directors and executive officers as a group	1,755,190	5.50	—	1,755,190	5.50

*
Represents less than 1% of the number of shares owned (excluding any shares held by YBR Holdings that could be attributed to any of these individuals).

(1)
Assuming the sale by each selling stockholder of the maximum number of shares offered hereunder by such selling stockholder. There can be no assurance that any of the shares offered hereby will be sold.

(2)
For purposes of this table, information as to the percentage of shares beneficially owned is calculated based on 31,943,345 shares of common stock outstanding. The amounts and percentages of common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares voting power, which includes the power to vote or direct the voting of such security, or investment power, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Securities that can be so acquired are deemed to be outstanding for purposes of computing such person's ownership percentage, but not for purposes of computing any other person's percentage. Under these rules, more than one person may be deemed beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which such person has no economic interest. Except as otherwise indicated in these footnotes, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated shares of common stock.

(3)
Represents all shares held of record by YBR Holdings, YBR Netherlands I, L.P. and YBR Netherlands II, L.P. YBR Holdings, YBR Netherlands I, L.P. and YBR Netherlands II, L.P. are affiliates of, and are controlled by, Apollo. The address of each of YBR Holdings, YBR Netherlands I, L.P., YBR Netherlands II, L.P. and Apollo is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(4)
The address of Neuberger Berman, Inc. is 605 Third Avenue, New York, New York 10158-3698.

(5)
The address of Chilton Investment Company, Inc. is 1266 East Main Street, 7th Floor, Stamford, Connecticut 06902.

(6)
Includes 13 shares held by IMC Global Operations Inc., a subsidiary of IMC Global. The address of IMC Global is 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045.

(7)
Includes options that are currently exercisable or will become exercisable in the next 60 days. Does not include options to purchase 135,192, 53,352, 35,125, 24,553 and 55,242 shares of our common stock that we have granted to Messrs. M. Ducey, K. Clark, D. Goadby, R. Underdown and S. Wolf, respectively. These options are subject to time vesting conditions and are not currently exercisable (and will not become exercisable within the next 60 days). See "Executive Compensation — 2001 Option Plan." The address of each of Messrs. M. Ducey, K. Clark, D. Goadby, R. Underdown and S. Wolf is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

(8)
The address of each of Messrs. J. Asen, B. Bell and H. Tomfohrde is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

(9)
The address of each of Messrs. P. Copses, R. Falk, J. Harris and S. Kleinman is c/o Apollo Management, L.P., 9 West 57th Street, 43rd Floor, New York, New York 10019.

(10)
Represents options to purchase 37,367 shares of our common stock that we have granted to Mr. R. Grant and 53,669 shares of our common stock that we have granted to Mr. D. Pertz. These options are exercisable immediately. The address of each of Messrs. R. Grant and D. Pertz is c/o Compass Minerals International, Inc., 8300 College Boulevard, Overland Park, Kansas 66210.

RELATED PARTY TRANSACTIONS

Ongoing Relationship with IMC Global

          In connection with the Recapitalization, we entered into several additional agreements with IMC Global or their affiliates providing for the continuation or transfer and transition of certain aspects of our business operations. These agreements were the result of arm's-length negotiations, and we believe they are on terms at least as favorable to us as those we could have obtained from unaffiliated third parties. Set forth below are descriptions of the material agreements that we or our affiliates have entered into with IMC Global.

  Supply Agreements

          We have contracted with IMC Global or its affiliates to supply some of our facilities with raw materials used in the production of our products and to supply to other facilities finished products that we distribute to our customers or other distributors. IMC Global supplies us with the following products:

  •
  coarse and mixed highway deicing salt, as a finished product, from IMC Global's Esterhazy, Saskatchewan facility;

  •
  bulk white granular ice melt muriate of potash from IMC Global's Belle Plaine, Saskatchewan facility;

  •
  packaged water softener muriate of potash, as a finished product, from IMC Global's Belle Plaine, Saskatchewan facility;

  •
  muriate of potash, as a raw material, from IMC Global's Esterhazy, Saskatchewan facility to our Ogden facility; and

  •
  a variety of general trade salt products, as finished products, from IMC Global's Hersey, Michigan facility.

          The initial terms of these supply contracts range from 10 to 12 years and are automatically extended by one-year intervals unless termination notice is given by either party six months prior to the end of the term. The prices we pay for these products vary depending on the product. However, we believe that the prices IMC Global charges us are generally as favorable as the prices that we can obtain from third parties. Some contracts require the purchase generally of all of our requirements for a particular product from IMC Global. Others require the purchase generally of no less than 90% of our requirements from IMC Global, while others have no purchase requirement at all. Certain of those contracts permit us to obtain a lower price elsewhere and, if IMC Global does not match the lower price, we can purchase at the lower price from the third party. We cannot exercise our matching rights under these provisions more than twice in a year and our right is subject to certain other limited exceptions. Under the Hersey salt supply contract, we are required to purchase no less than 200,000 tons of salt products each year under most circumstances and we can purchase from third parties if a force majeure event prevents IMC Global from delivering products to us. Pricing for the Esterhazy highway deicing salt contract is adjusted each year based on a Canadian product price index. Pricing under the other supply contracts is generally adjusted each year based on the movement in the sales prices of the products to our own or IMC Global's customers. Under the Hersey salt supply contract, the price is adjusted each year based on a salt producer price index, although we have the right to change the pricing adjustment formula to a quarterly adjustment based on the prices at which we sell the products to our customers.

          In June 2003, we purchased intangible assets related to IMC Global's SOP marketing business for $24.8 million, including customer lists related to its Carlsbad, New Mexico SOP product line and rights to produce SOP at IMC Global's Carlsbad, New Mexico facility. We also purchased finished goods SOP inventory in the amount of $3.9 million. The SOP supply contract that grants us the right to purchase SOP from IMC Global terminated, as a result of the consummation of the purchase of IMC Global's remaining SOP business in December 2003.

Management Consulting Agreement

          In connection with the Recapitalization, we entered into a management consulting agreement with Apollo. The agreement allows us and any of our affiliates to avail itself of Apollo's expertise in areas such as financial transactions, acquisitions and other matters that relate to our business, administration and policies. Apollo received a one-time transaction fee for structuring the Recapitalization and thereafter received an annual fee for its management services and advice. In connection with our initial public offering, we amended the management consulting agreement whereby Apollo has the right to terminate the amended management consulting agreement at any time upon prior written notice to the Company. Upon Apollo's election to terminate the amended management consulting agreement, we will pay Apollo approximately $5.5 million, less any amounts paid under the annual fee from December 10, 2003, as a final payment for all services rendered under the agreement. Assuming Apollo elected to terminate the amended management consulting agreement on August 31, 2004, the final payment would have been equal to $4.8 million. Upon termination of the agreement by Apollo, any future obligations of Apollo under the agreement will effectively terminate. Any payment under the agreement will be expensed as incurred. Apollo maintains the right following termination to act, in return for additional fees, as our financial advisor or investment banker for any merger, acquisition, disposition or other transaction if we decide to hire someone to fill such a role.

DESCRIPTION OF CERTAIN INDEBTEDNESS

          We summarize below the principal terms of the agreements that govern our material outstanding indebtedness. This summary is not a complete description of all of the terms of the agreements and you should refer to the relevant agreement for additional information, a copy of which is filed as an exhibit to the registration statement of which this prospectus forms a part.

The Senior Credit Facilities

          In connection with the offering of the April 2002 senior subordinated notes by Compass Minerals Group, we amended and restated our senior credit facilities with a syndicate of financial institutions and institutional lenders. Set forth below is a summary of the terms of the amended and restated senior credit facilities, as amended. We encourage you to read our amended and restated credit agreement contained in the exhibits to the registration statement of which this prospectus is a part.

          The amended and restated senior credit facilities provide for senior secured financing by Compass Minerals Group and certain of its subsidiaries of up to $285.0 million, consisting of (a) a $150.0 million term loan credit facility with a maturity of eight years from the date of the Recapitalization and (b) a $135.0 million revolving credit facility that will terminate in six and one-half years from the date of the Recapitalization. The revolving credit facility permits our Canadian subsidiary to borrow up to the Canadian dollar equivalent of $30.0 million in revolving loans and our U.K. subsidiary to borrow up to the pounds sterling equivalent of $10.0 million in revolving loans. The revolving credit facility includes a $50.0 million sub-limit for the issuance of letters of credit for our account. All borrowings are subject to the satisfaction of customary conditions, including absence of a default and accuracy of representations and warranties.

          Proceeds of the term loan credit facility were used to finance the Recapitalization. Proceeds of the revolving credit facility have been and will be used for general corporate purposes.

Interest and Fees

          The interest rates per annum applicable to loans under the amended and restated senior credit facilities (other than revolving loans to either of the foreign borrowers) are, at the option of Compass Minerals Group, a base rate or eurodollar rate plus, in each case, an applicable margin. The applicable margin for loans under the revolving credit facility is subject to adjustment based on Compass Minerals Group's total leverage ratio. The base rate is a fluctuating interest rate equal to the higher of (a) the prime rate reported by The Chase Manhattan Bank and (b) the federal funds effective rate plus one-half of one percent (0.5%). The interest rates per annum applicable to revolving loans made to either of the foreign borrowers under the revolving credit facility are at the rates plus applicable margins set forth in the amended and restated senior credit agreement governing the amended and restated senior credit facilities. In addition, the borrowers are required to pay to the lenders under the revolving credit facility a commitment fee in respect of the unused commitments thereunder at a rate per annum that is subject to adjustment based on our total leverage ratio.

Prepayments

          The term loan credit facility is required to be prepaid with 100% of the net cash proceeds of certain asset sales and certain debt issuances, 75% of annual excess cash flow and 50% of the net cash proceeds of certain equity issuances by us, in each case, subject to certain exceptions and subject to percentage reductions or elimination based on the total leverage ratio of Compass Minerals Group.

          Voluntary prepayments of loans under the amended and restated senior credit facilities and voluntary reductions in the unused commitments under the revolving credit facility are permitted in whole or in part, in minimum amounts and subject to certain other exceptions as set forth in the amended and restated senior credit agreement.

Amortization of Principal

          The term loan amortization payments due before 2009 are nominal amounts. The remaining balance of the term loan will generally amortize in equal quarterly installments in the eighth year of the term loan credit facility.

Collateral and Guarantees

          We and our domestic subsidiaries guarantee (on a senior basis) the obligations of the borrowers under the amended and restated senior credit facilities. Substantially all of the domestic guarantors' real and personal property, including intercompany notes held by the domestic guarantors and certain equity interests held by the domestic guarantors in their respective subsidiaries, secure the domestic guarantees and the obligations of the borrowers under the amended and restated senior credit facilities.

          In addition, certain of our foreign subsidiaries, including the foreign borrowers, guarantee (on a senior basis) the obligations of the foreign borrowers under the amended and restated senior revolving credit facility. Substantially all of the foreign guarantors' real and personal property, including intercompany notes held by the foreign guarantors and certain equity interests held by the foreign guarantors in their respective subsidiaries, secure the foreign guarantees and the obligations of the foreign borrowers under the amended and restated senior revolving credit facility.

Covenants and Other Matters

          The amended and restated senior credit facilities require us to comply with certain financial covenants, including a maximum total leverage ratio and a minimum interest coverage ratio. The amended and restated senior credit facilities include negative covenants restricting our and our subsidiaries' ability to, among other things:

  •
  declare dividends or redeem or repurchase capital stock;

  •
  prepay, redeem or purchase certain debt (including the senior discount notes);

  •
  incur liens and engage in sale-leaseback transactions;

  •
  make loans and investments;

  •
  guarantee or incur additional debt;

  •
  amend or otherwise alter terms of debt and other material agreements (including the senior discount notes);

  •
  make capital expenditures;

  •
  engage in mergers, acquisitions and other business combinations;

  •
  sell assets;

  •
  transact with affiliates; and

  •
  alter the business we conduct.

          The amended and restated senior credit facilities contain customary representations and warranties, affirmative covenants and events of default, including change of control, default under agreements governing our other indebtedness, material judgments in excess of $5.0 million and inaccuracy of representations and warranties.

          In addition, the terms of our amended and restated senior credit facilities restrict our subsidiaries from paying dividends to us in order to fund cash interest payments on the senior discount notes after June 1, 2008 if we do not comply with an adjusted senior indebtedness leverage ratio or if a default or event of default has occurred and is continuing under our amended and restated senior credit facilities. We cannot assure you that the agreements governing our amended and restated senior credit facilities will permit our subsidiaries to provide us with sufficient dividends, distributions or loans to fund scheduled cash interest and principal payments on the senior discount notes when due. See "Risk Factors — Restrictive covenants in the agreements governing our indebtedness and certain indebtedness of Compass Minerals Group may restrict our ability to pursue our business strategies."

12 3/4% Senior Discount Notes Due 2012

          On December 20, 2002, we issued $123.5 million in aggregate principal amount at maturity of our 12 3/4% senior discount notes due 2012 in a private transaction under Rule 144A and Regulation S of the Securities Act. Prior to December 15, 2007, interest will accrue in the form of an increase in the accreted value of the senior discount notes, and no cash interest will be paid. Thereafter, cash interest on the senior discount notes will accrue at the rate of 12 3/4% per annum and be payable semiannually in arrears on June 15 and December 15 of each year, commencing on June 15, 2008. The accreted value of each senior discount note will increase at a rate of 12 3/4% per annum from the date of issuance until December 15, 2007, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on December 15, 2007.

          The senior discount notes are unsecured senior obligations of the Company. Accordingly, they rank equally with all of our existing and future unsecured senior indebtedness, senior to any of our future indebtedness that expressly provides for subordination to the senior discount notes, and subordinated to any of our secured indebtedness to the extent of the value of the security for that indebtedness, including our guarantee of our senior credit facilities. The senior discount notes will be effectively subordinated to all of the existing and future indebtedness of our subsidiaries.

          We may redeem the senior discount notes at any time on or after December 15, 2007, in whole or in part, in cash at the redemption prices described in indenture governing the senior discount notes, plus accrued and unpaid interest to the date of redemption. At any one or more times on or before December 15, 2005, we may choose to repurchase up to 35% of the senior discount notes with the money what we raise in one or more equity offerings, as long as we pay 112 3/4% of the accreted value of the senior discount notes and at least 65% of the original aggregate principal amount at maturity of senior discount notes remains outstanding after the redemption. Upon the occurrence of a change in control, we may be required to make an offer to purchase all outstanding senior discount notes at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, upon the occurrence of a change in control prior to December 15, 2007, we may redeem the senior discount notes, in whole but not in part, at a redemption price equal to the accreted value of the senior discount notes plus an applicable premium described in the indenture.

          The indenture governing the senior discount notes contains certain restrictive covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on, redeem or repurchase our capital stock;

  •
  make investments;

  •
  permit payments or dividend restrictions on certain of our subsidiaries;

  •
  sell assets;

  •
  create liens;

  •
  engage in transactions with affiliates; and

  •
  consolidate or merge or sell all or substantially all of our assets and the assets of our restricted subsidiaries.

12% Senior Subordinated Discount Notes Due 2013

          On May 22, 2003, we issued $179.6 million in aggregate principal amount at maturity of our 12% senior subordinated discount notes due 2013 in a private transaction under Rule 144A and Regulation S of the Securities Act. Prior to June 1, 2008, interest will accrue in the form of an increase in the accreted value of the subordinated discount notes, and no cash interest will be paid. Thereafter, cash interest on the subordinated discount notes will accrue at a rate of 12% per annum and be payable semiannually in arrears on June 1 and December 1 of each year, commencing on December 1, 2008. The accreted value of each subordinated discount note will increase at a rate of 12% annum from the date of issuance until June 1, 2008, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on June 1, 2008.

          The subordinated discount notes are unsecured senior subordinated obligations of the Company. Accordingly, they rank subordinated in right of payment to all of our existing and future senior indebtedness, including our guarantee of our senior credit facilities and the senior discount notes, equally with any of our future unsecured senior subordinated indebtedness, and senior to any of our future indebtedness that is expressly subordinated in right of payment to the subordinated discount notes. The subordinated discount notes will be effectively subordinated to all of the existing and future indebtedness of our subsidiaries.

          We may redeem any of the subordinated discount notes at any time on or after June 1, 2008, in whole or in part, in cash at the redemption prices described in indenture governing the subordinated discount notes, plus accrued and unpaid interest to the date of redemption. At any one or more times on or before June 1, 2006, we may choose to repurchase up to 35% of the subordinated discount notes with the money what we raise in one or more equity offerings, as long as we pay 112% of the accreted value of the subordinated discount notes and at least 65% of the original aggregate principal amount at maturity of subordinated discount notes remains outstanding after the redemption. Upon the occurrence of a change in control, we may be required to make an offer to purchase all outstanding subordinated discount notes at a price equal to 101% of the accreted value thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, upon a change in control prior to June 1, 2008, we may redeem the subordinated discount notes, in whole but not in part, at a redemption price equal to the accreted value of the subordinated discount notes plus an applicable premium described in the indenture.

          The indenture governing the subordinated discount notes contains certain restrictive covenants that limit, among other things, our ability and the ability of our restricted subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on, redeem or repurchase our capital stock;

  •
  make investments;

  •
  permit payments or dividend restrictions on certain of our subsidiaries;

  •
  sell assets;

  •
  create liens;

  •
  engage in transactions with affiliates; and

  •
  consolidate or merge or sell all or substantially all of our assets and the assets of our restricted subsidiaries.

Compass Minerals Group 10% Senior Subordinated Notes Due 2011

          Our wholly owned subsidiary, Compass Minerals Group, has outstanding $325.0 million in aggregate principal amount of 10% Senior Subordinated Notes due 2011. Interest on the senior subordinated notes is payable semiannually on February 15 and August 15 of each year. The senior subordinated notes are guaranteed by all of Compass Minerals Group's domestic subsidiaries.

          The senior subordinated notes constitute unsecured, subordinated indebtedness of Compass Minerals Group. The senior subordinated notes are effectively subordinated in right of payment to all existing and future senior indebtedness of Compass Minerals Group and the guarantees are subordinated in right of payment to all existing and future senior indebtedness of the guarantors.

          On or after August 15, 2006, Compass Minerals Group may redeem some or all of the senior subordinated notes in cash at the redemption prices described in the indenture governing these notes, plus accrued and unpaid interest to the date of redemption. Prior to August 15, 2004, Compass Minerals Group may redeem up to 35% of the senior subordinated notes with the proceeds of certain equity offerings of the Company or Compass Minerals Group at a purchase price of 110% of the principal amount of senior subordinated notes. Upon the occurrence of a change of control of the Company or Compass Minerals Group, we must offer to repurchase the senior subordinated notes at a purchase price equal to 101% of the aggregate principal amount, plus accrued and unpaid interest. In addition, upon the occurrence of a change of control prior to August 15, 2006, Compass Minerals Group may redeem the senior subordinated notes, in whole but not in part, at a redemption price equal to the principal amount of the senior subordinated notes plus an applicable premium described in the indenture.

          The indenture governing the senior subordinated notes contains certain restrictive covenants that limit, among other things, the ability of Compass Minerals Group and the ability of its subsidiaries to:

  •
  incur additional indebtedness;

  •
  pay dividends on, redeem or repurchase its capital stock;

  •
  make investments;

  •
  permit payments or dividend restrictions on certain of its subsidiaries;

  •
  sell assets;

  •
  create certain liens;

  •
  engage in certain transactions with affiliates; and

  •
  consolidate or merge or sell all or substantially all of its assets and the assets of its restricted subsidiaries.

DESCRIPTION OF CAPITAL STOCK

General Matters

          As of the date of this prospectus, our amended and restated certificate of incorporation provides that we have authority to issue 200,000,000 shares of common stock and 10,000,000 shares of preferred stock. As of June 30, 2004, there were 30,761,202 shares of common stock and no shares of preferred stock outstanding.

Common Stock

          Subject to the rights of the holders of any preferred stock that may be outstanding, holders of our common stock are entitled to receive dividends as may be declared by our board of directors out of funds legally available to pay dividends, and, in the event of liquidation, dissolution or winding up of our affairs, whether voluntary or involuntary, to share in any distribution of our assets after payment of liabilities and the liquidation preference of any of our outstanding preferred stock. Each holder of common stock is entitled to one vote for each share held of record on the applicable record date for all matters submitted to a vote of stockholders. Holders of common stock have no cumulative voting rights or, subject to the amended and restated stock rights agreement, preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion rights or redemption, purchase, retirement or sinking fund provisions with respect to our common stock. Thus, the holders of a majority of our outstanding common stock will be able to elect all members of our board of directors and to take other actions requiring a vote of our common stock.

Preferred Stock

          Our board of directors is authorized to issue up to 10,000,000 shares of preferred stock, in one or more series, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval.

Amended and Restated Stock Rights Agreement

          In connection with the Recapitalization, we entered into a stock rights agreement with Apollo, certain affiliates of Apollo and IMC Global. On June 23, 2003, in connection with the purchase of a portion of IMC Global's ownership of our common stock, the stock rights agreement was amended and restated. The material provisions of that agreement are as follows:

          Registration Rights.    Under the terms of the amended and restated stock rights agreement, we have agreed to register our shares of common stock owned by Apollo, certain of its affiliates and permitted transferees, and IMC Global under the following circumstances:

  •
  Demand Rights.  Upon written request from Apollo or certain affiliates of Apollo, we will register shares of common stock specified in such request for resale under an appropriate registration statement filed and declared effective by the SEC. We may defer a demand for registration by up to 90 days if our board of directors determines it would be materially detrimental to us to file a registration statement. We may only exercise this deferral right twice in any 12-month period.

  •
  Piggyback Rights.  If at any time we file a registration statement for the purposes of making a public offering of our common stock, or register outstanding shares of common stock for resale on behalf of any holder of our common stock, the other parties to the amended and restated stock rights agreement may elect to include in such registration any shares of common stock such person holds. We or the managing underwriter may exclude all or a part of the shares if market factors dictate pursuant to an order of priority specified in the amended and restated stock rights agreement.

  •
  Lockup.  In consideration of these registration rights, the stockholders who are parties to the amended and restated stock rights agreement have agreed not to sell shares of common stock for a period not to exceed 60 days prior to and 180 days following the effective date of a registration statement filed by us in connection with an underwritten offering, subject to certain exceptions.

          Upon the sale of all of the shares of common stock of the Company held by Apollo and IMC Global and registered hereunder, the amended and restated stock rights agreement will be terminated.

Investor Rights Agreement

          In connection with the Recapitalization, we entered into an investor rights agreement with certain holders of our common stock, including the members of management who purchased 1,330,035 shares of common stock at the time of the Recapitalization and all of our employees who may receive shares of common stock upon exercise of options granted pursuant to the 2001 Stock Option Plan or who have received shares of common stock pursuant to a distribution of shares of common stock from our deferred compensation plan (which was terminated in September 2003). The material provisions of that agreement are as follows:

          General.    Under the terms of the investor rights agreement, subject to certain exceptions, the holders of our common stock that are parties to the investor rights agreement and not affiliates of Apollo may not sell or otherwise dispose of their shares of common stock without our prior consent. In addition, under the terms of the investor rights agreement, we or Apollo, through its affiliate YBR Holdings, may repurchase shares of common stock held by our employee stockholders upon the occurrence of certain events set forth in the investor rights agreement (including certain terminations of employment). Holders are permitted to dispose of their common stock in a public offering in connection with their piggyback registration rights, as described below, and in any public offering following the first anniversary of our initial public offering.

          Piggyback Registration Rights.    If at any time we file a registration statement for the purpose of making a public offering of our common stock, the holders party to the investor rights agreement may elect to include in such registration any shares of common stock such person holds. We or the managing underwriter in the public offering may exclude all or a part of the shares if market factors dictate pursuant to an order of priority specified in the investor rights agreement.

          Lockup.    The stockholders who are parties to the investor rights agreement and are not affiliates of YBR Holdings have agreed not to sell or otherwise dispose of their shares of common stock without our consent for a period not to exceed 180 days following the effective date of a registration statement filed by us in connection with an underwritten offering, subject to certain exceptions.

          Upon the sale of all of the shares of common stock of the Company held by Apollo and registered hereunder, Apollo will cease to have any rights or obligations under the investor rights agreement.

Anti-Takeover Effects of Provisions of Delaware Law and our Charter Documents

  Amended and Restated Certificate of Incorporation

          Certain provisions of our amended and restated certificate of incorporation may be deemed to have an anti-takeover effect or may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in the stockholder's best interests, including those attempts that might result in a premium being paid over the market price for the shares held by a stockholder.

          Under our amended and restated certificate of incorporation and our by-laws, our board of directors is divided into three classes whose members will serve three-year staggered terms. In addition, under Delaware law and our amended and restated certificate of incorporation and by-laws, directors may be removed only for cause. Under our amended and restated certificate of incorporation and by-laws, any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office. The classification of our board of directors and the limitations on the ability of our stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

          Our amended and restated certificate of incorporation and by-laws provide that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our amended and restated certificate of incorporation and by-laws also provide that, except as otherwise required by law, special meetings of stockholders can only be called by our chairman, our board of directors or our president. In addition, our by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

          Our amended and restated certificate of incorporation provides for 10,000,000 authorized shares of preferred stock. Our board of directors may by resolution establish one or more series of preferred stock, having such number of shares, designation, relative voting rights, dividend rates, liquidation or other rights, preferences and limitations as may be fixed by our board of directors without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition or control of the Company.

  Rights Plan

          In connection with our initial public offering, we entered into a rights agreement pursuant to which each share of our common stock has one right attached to it. Each right entitles the holder to purchase one one-thousandth of a share of a new series of our preferred stock designated as series A junior participating preferred stock at an exercise price to be determined by our board of directors. The following summary description of the rights agreement does not purport to be complete and is qualified in its entirety by reference to the rights agreement between us and American Stock Transfer & Trust Company, as the rights agent, and the amendment thereto appointing UMB Bank, n.a. as the successor rights agent. A copy of each of the rights agreement and the amendment is filed as an exhibit to the registration statement of which this prospectus is a part and is incorporated herein by reference.

          Rights will only be exercisable under limited circumstances specified in the rights agreement when there has been a distribution of the rights and such rights are no longer redeemable by us.

          If any person or group, other than one involving Apollo, acquires beneficial ownership of 15% or more of the outstanding shares of our common stock, or acquires shares representing 15% or more of the voting power of our outstanding common stock, the "flip-in" provision of the rights agreement will be triggered and the rights will entitle a holder, other than such person, any member of such group or related person (as to whom such rights will be null and void) to acquire a number of additional shares of our common stock having a market value of twice the exercise price of each right. If we are involved in a merger or other business combination transaction, each right will entitle its holder to purchase, at the right's then-current exercise price, a number of shares of the acquiring or surviving company's common stock having a market value at that time of twice the rights' exercise price.

          The rights will expire upon the tenth anniversary of the date of the rights agreement unless such date is extended or the rights are earlier redeemed or exchanged by us. At no time will the rights have any voting powers. The provisions of the rights agreement may be amended by our board of directors in some circumstances.

          The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of the rights may deter certain acquirors from making takeover proposals or tender offers. However, the rights are not intended to prevent a takeover, but rather are designed to enhance the ability of the board of directors to negotiate with a potential acquiror on behalf of all of the stockholders.

  Delaware Takeover Statute

          Our amended and restated certificate of incorporation provides that we are not governed by Section 203 of the General Corporation Law of Delaware which, in the absence of such provisions, would have imposed additional requirements regarding mergers and other business combinations.

Transfer Agent and Registrar

          UMB Bank, n.a. serves as the transfer agent and registrar for our common stock.

Listing

          Our common stock is listed on the New York Stock Exchange under the symbol "CMP."

SHARES ELIGIBLE FOR FUTURE SALE

          As of June 30, 2004, we have 30,761,202 shares of common stock outstanding. Assuming the sale by each selling stockholder of the maximum number of shares covered by this prospectus on June 30, 2004, 29,045,258 of these shares of common stock would have been freely transferable without restriction or further registration under the Securities Act by persons other than "affiliates," as that term is defined in Rule 144 under the Securities Act. Generally, the balance of our outstanding shares of common stock are "restricted securities" within the meaning of Rule 144 under the Securities Act, subject to the limitations and restrictions that are described below. Shares of common stock purchased by our affiliates will be "restricted securities" under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 promulgated under the Securities Act.

Rule 144

          In general, under Rule 144, a person (or persons whose shares are required to be aggregated), including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period commencing 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

  •
  1% of the number of shares of common stock then outstanding; or

  •
  the average weekly trading volume of the common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 also are subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

          Under Rule 144(k), persons who are not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who have beneficially owned the shares proposed to be sold for at least two years, are entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144. The two-year holding period generally includes the holding period of any prior owner who is not our affiliate. Therefore, unless otherwise restricted, shares covered by Rule 144(k) may be sold immediately upon completion of this offering. The sale of these shares, or the perception that sales will be made, could adversely affect the price of our common stock after this offering because a greater supply of shares would be, or would be perceived to be, available for sale in the public market.

Rule 701

          In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchased shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of our initial public offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares 90 days after the effective date of our initial public offering in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with its one-year minimum holding period, but subject to the other Rule 144 restrictions described above.

Registration of Shares under 2001 Stock Option Plan

          As of the date of this prospectus, options to purchase a total of 1,595,848 shares of common stock are outstanding. We have filed a registration statement on Form S-8 under the Securities Act to register the issuance and resale of those shares issuable or reserved for issuance under our 2001 Stock Option Plan. As a result, when the options are exercised, the shares of common stock issuable on exercise thereof will be freely transferable under the Securities Act, except that any shares issued to "affiliates," as that term is defined in Rule 144, will be subject to limitations and restrictions that are described above. See "Management — 2001 Stock Option Plan."

Registration Rights

          Apollo has the right to register its remaining shares of common stock pursuant to the amended and restated stock rights agreement. In addition, certain holders of our common stock have piggyback registration rights pursuant to the amended and restated stock rights agreement or the investor rights agreement. See "Description of Capital Stock."

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS
OF OUR COMMON STOCK

          The following is a general discussion of the material United States federal income tax consequences of the ownership and disposition of our common stock to a non-United States holder, but is not a complete analysis of all the potential tax consequences relating thereto. For the purposes of this discussion, a non-United States holder is any beneficial owner of our common stock that for United States federal income tax purposes is not a "United States person." For purposes of this discussion, the term United States person means:

  •
  an individual citizen or resident of the United States;

  •
  a corporation or a partnership (or other entity taxable as a corporation or a partnership) created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  •
  an estate whose income is subject to United States federal income tax regardless of its source; or

  •
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a United States person.

          If a partnership holds our common stock, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships which hold our common stock and partners in such partnerships should consult their own tax advisors.

          This discussion does not address all aspects of United States federal income taxation that may be relevant in light of a non-United States holder's special tax status or special circumstances. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities, banks or other financial institutions, "controlled foreign corporations," "passive foreign investment companies," "foreign personal holding companies," corporations that accumulate earnings to avoid United States federal income tax and investors that hold our common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any tax consequences arising under the laws of any state, local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, each non-United States holder should consult its own tax advisors regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock.

Dividends

          Payments on our common stock will constitute dividends for United States federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. Amounts not treated as dividends for United States federal income tax purposes will constitute a return of capital and will first be applied against and reduce a holder's adjusted basis in the common stock, but not below zero, and then the excess, if any, will be treated as gain from the sale of the common stock.

          Amounts treated as dividends paid to a non-United States holder of common stock generally will be subject to United States withholding tax either at a rate of 30% of the gross amount of the dividends or such lower rate as may be specified by an applicable tax treaty. In order to receive a reduced treaty rate, a non-United States holder must provide a valid IRS Form W-8BEN or other successor form certifying qualification for the reduced rate.

          Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder are exempt from such withholding tax. In order to obtain this exemption, a non-United States holder must provide a valid IRS Form W-8ECI or other successor form properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are generally taxed at the same graduated rates applicable to United States persons, net of allowable deductions and credits.

          In addition to the graduated tax described above, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of such holder may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty.

          A non-United States holder may obtain a refund of any excess amounts currently withheld if an appropriate claim for refund is filed timely with the IRS. If a non-United States holder holds our common stock through a foreign partnership or a foreign intermediary, the foreign partnership or foreign intermediary will also be required to comply with additional certification requirements.

Gain on Disposition of Common Stock

          A non-United States holder generally will not be subject to United States federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

  •
  the gain is effectively connected with a United States trade or business of the non-United States holder or, if a tax treaty applies, attributable to a United States permanent establishment maintained by such non-United States holder;

  •
  the non-United States holder is an individual who holds his or her common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and other conditions are met; or

  •
  our common stock constitutes a United States real property interest by reason of our status as a "United States real property holding corporation" (a "USRPHC") for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder's holding period for our common stock.

          We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, as long as our common stock is regularly traded on an established securities market, however, such common stock will be treated as United States real property interests only if the non-United States holder actually or constructively held more than 5 percent of such regularly traded common stock.

          Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to the United States federal income tax imposed on net income on the same basis that applies to United States persons generally and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Gain described in the second bullet point above (which may be offset by United States source capital losses) will be subject to a flat 30% United States federal income tax. Non-United States holders should consult any applicable income tax treaties that may provide for different rules.

Backup Withholding and Information Reporting

          Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld, together with other information. A similar report is sent to the holder. These information reporting requirements apply even if withholding was not required because the dividends were effectively connected dividends or withholding was reduced or eliminated by an applicable tax treaty. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient's country of residence.

          Backup withholding (currently at a rate of 28%) will generally not apply to payments of dividends made by us or our paying agents, in their capacities as such, to a non-United States holder of our common stock if the holder has provided the certification described above that it is not a United States person or has otherwise established an exemption.

          Payments of the proceeds from a disposition effected outside the United States by a non-United States holder of our common stock made by or through a foreign office of a broker generally will not be subject to information reporting or backup withholding. However, information reporting (but not backup withholding) will apply to such a payment if the broker is a United States person, a controlled foreign corporation for United States federal income tax purposes, a foreign person 50% or more of whose gross income is effectively connected with a United States trade or business for a specified three-year period, or a foreign partnership if (1) at any time during its tax year, one or more of its partners are United States persons who, in the aggregate hold more than 50 percent of the income or capital interest in such partnership or (2) at any time during its tax year, it is engaged in the conduct of a trade or business in the United States, unless the broker has documentary evidence that the beneficial owner is a non-United States holder and specified conditions are met or an exemption is otherwise established.

          Payment of the proceeds from a disposition by a non-United States holder of common stock made by or through the United States office of a broker is generally subject to information reporting and backup withholding unless the non-United States holder certifies as to its non-United States holder status under penalties of perjury or otherwise establishes an exemption from information reporting and backup withholding.

          Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-United States holder's United States federal income tax liability provided the required information is furnished timely to the IRS.

PLAN OF DISTRIBUTION

          The selling stockholders and any of their pledgees, donees, transferees or other successors-in-interest may, from time to time, offer and sell any or all of their shares of common stock offered through this prospectus on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

  •
  privately negotiated transactions;

  •
  through broker/dealers, who may act as agents or principals;

  •
  block trades in which the broker/dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  through one or more underwriters on a firm commitment or best-efforts basis;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  settlement of short sales;

  •
  directly to one or more purchasers;

  •
  through agents;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

          The selling stockholders may also sell shares in private transactions or under Rule 144 under the Securities Act, if available, rather than under this prospectus.

          At any time a particular offer of the shares of common stock covered by this prospectus is made, a revised prospectus or prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock covered by this prospectus being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, any discounts, commissions, concessions and other items constituting compensation from the selling shareholders and any discounts, commissions or concessions allowed or reallowed or paid to dealers. Such prospectus supplement and, if necessary, a post-effective amendment to the registration statement of which this prospectus is a part, will be filed with the SEC to reflect the disclosure of additional information with respect to the distribution of the shares of common stock covered by this prospectus.

          Broker/dealers engaged by the selling stockholders may arrange for other brokers/dealers to participate in sales. Broker/dealers may receive commissions from the selling stockholders (or, if any broker/dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions to exceed what is customary in the types of transactions involved.

          Any NASD member that participates in an offering of common stock must comply with, and make any filings required by, Rule 2710 of the conduct Rules of the NASD.

          The selling stockholders and any broker/dealers or agents that are involved in selling the shares may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker/dealers or agents and any profit on the resale of the shares purchased by them may be deemed to be underwriting commissions under the Securities Act. The selling stockholders have informed us that they do not have any agreement or understanding, directly or indirectly, with any person to distribute the common stock.

          We are required to pay all fees and expenses incident to the registration of the shares, except for any costs and expenses of counsel to the selling stockholders, any discounts, commissions or fees owing to underwriters, broker/dealers or other agents to the extent relating to the distribution or sale of the selling stockholders' securities, or any transfer taxes with respect to the sale of the selling stockholders' securities. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

          The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of our common stock and activities of the selling stockholders.

VALIDITY OF COMMON STOCK

          The validity of the issuance of the common stock offered hereby will be passed upon for us by Latham & Watkins LLP, New York, New York.

EXPERTS

          Ernst & Young LLP, independent registered public accounting firm, has audited our combined and consolidated financial statements and schedule for the year ended December 31, 2001, as set forth in their report appearing herein. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

          The consolidated financial statements as of December 31, 2003 and 2002, and for each of the two years in the period ended December 31, 2003 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

          You may inspect a copy of the registration statement and the exhibits and schedules to the registration statement without charge at the offices of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 upon the payment of the prescribed fees. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants like us that file electronically with the SEC. You can also inspect our registration statement on this website.

          We are currently obligated to file annual, quarterly and current reports, proxy statements and other information with the SEC. We make these filings available on our website upon each filing. You may read and copy any reports, statements or other information on file at the public reference rooms. You can also request copies of these statements, for a copying fee, by writing to the SEC, or you can review these documents on the SEC's website, as described above. In addition, we will provide electronic or paper copies of our filings free of charge upon request.

          We will send our stockholders annual reports containing audited financial statements and make available quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Compass Minerals International, Inc.:

          In our opinion, the consolidated financial statements listed in the annual information section of the index appearing on page F-1 present fairly, in all material respects, the financial position of Compass Minerals International, Inc. (formerly Salt Holdings Corporation) and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in Part II, Item 16(B) of this registration statement presents fairly, in all material respects, the information set forth therein for each of the two years in the period ended December 31, 2003 when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Kansas City, Missouri
March 3, 2004

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Compass Minerals International, Inc. (formerly Salt Holdings Corporation)

          We have audited the accompanying combined and consolidated statements of operations, stockholders' equity (deficit), and cash flows of Compass Minerals International, Inc. (formerly Salt Holdings Corporation) for the year ended December 31, 2001. Our audit also included the financial statement schedule for the year ended December 31, 2001 presented at Item 16 (B) in Part II of this registration statement. These financial statements and schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedule based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the combined and consolidated results of operations and cash flows of Compass Minerals International, Inc. (formerly Salt Holdings Corporation) for the year ended December 31, 2001, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule for the year ended December 31, 2001, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

                      /s/ Ernst & Young LLP

Kansas City, Missouri
December 9, 2002, except for Note 13,
for which the date is May 8, 2003,
except for Note 16, for which
the date is November 3, 2003,
and except for Note 15,
for which the date is December 11, 2003

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEETS

December 31, 2003 and 2002

(in millions, except share data)

	2003	2002
ASSETS
Current assets:
Cash and cash equivalents	$2.6	$11.9
Receivables, less allowance for doubtful accounts of $2.1 million in 2003 and $1.6 million in 2002	117.4	94.5
Inventories	96.7	96.5
Other	3.7	0.7

Total current assets	220.4	203.6

Property, plant and equipment, net	262.0	263.4
Intangible assets — mineral interests and other, net	172.7	149.8
Other	31.4	27.3

Total assets	$686.5	$644.1

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$0.8	$1.2
Accounts payable	72.6	62.3
Accrued expenses	14.4	9.1
Accrued interest	12.7	12.6
Accrued salaries and wages	13.5	12.6
Income taxes payable	—	4.8

Total current liabilities	114.0	102.6
Long-term debt, net of current portion	602.5	503.3
Notes due to related parties, including accrued interest	—	3.3
Deferred income taxes	77.7	83.5
Other noncurrent liabilities	36.4	41.0
Commitments and contingencies (Notes 10 and 11)
Redeemable preferred stock, issued and outstanding shares — zero at December 31, 2003 and 16,462 at December 31, 2002	—	19.1
Stockholders' equity (deficit):
Common Stock:
$0.01 par value, authorized shares — 200,000,000 at December 31, 2003 and 47,331,869 at December 31, 2002; issued shares — 35,367,264 at December 31, 2003 and 35,103,830 at December 31, 2002	0.3	0.3
Additional paid in capital	14.6	81.5
Treasury stock at cost — 5,191,237 shares at December 31, 2003 and zero shares at December 31, 2002	(9.7)	—
Accumulated deficit	(174.8)	(190.6)
Accumulated other comprehensive income	25.5	0.1

Total stockholders' equity (deficit)	(144.1)	(108.7)

Total liabilities and stockholders' equity (deficit)	$686.5	$644.1

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS

For the years ended December 31, 2003, 2002 and 2001

(in millions, except share data)

	2003	2002	2001
Sales	$600.6	$502.6	$523.2
Cost of sales — shipping and handling	165.3	137.5	143.2
Cost of sales — products	288.3	239.2	257.0

Gross profit	147.0	125.9	123.0
Selling, general and administrative expenses	49.0	40.6	38.9
Restructuring and other charges	2.4	7.7	27.0

Operating earnings	95.6	77.6	57.1
Other (income) expense:
Interest expense	56.3	42.4	14.4
Other, net	3.7	4.9	(3.1)

Income before income taxes	35.6	30.3	45.8
Income tax expense	8.4	11.4	26.8

Net income	27.2	18.9	19.0
Dividends on redeemable preferred stock	1.2	10.6	0.8
Gain on redemption of preferred stock	(8.2)	—	—

Net income available for common stock	$34.2	$8.3	$18.2

Net income per share, basic	$1.05	$0.24	$5.65
Net income per share, diluted	1.01	0.23	5.65
Basic weighted-average shares outstanding	32,492,792	35,039,110	3,220,724
Diluted weighted-average shares outstanding	33,983,983	35,474,539	3,220,724

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

For the years ended December 31, 2003, 2002 and 2001

(in millions)

	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated Excess (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance, December 31, 2000	$—	$944.7	$—	$(657.3)	$1.1	$288.5
Comprehensive income:
Net income				36.0		36.0
Cumulative translation adjustments					(3.2)	(3.2)

Comprehensive income						32.8

Capital contribution from IMC		82.0				82.0
Dividend to IMC and affiliates				(71.1)		(71.1)

Balance, November 27, 2001	$—	$1,026.7	$—	$(692.4)	$(2.1)	$332.2

Balance, November 28, 2001	$—	$—	$—	$—	$—	$—
Contribution of IMCI net assets to CMI (Note 1)	282.1	(23.6)				258.5
Capital contribution		0.5				0.5
Other		0.9				0.9
Redemption and cancellation of stock held by IMC	(281.8)	90.8		(192.5)		(383.5)
Dividends on preferred stock		(0.8)				(0.8)
Comprehensive loss:
Net loss				(17.0)		(17.0)
Unfunded pension losses, net of tax					(5.4)	(5.4)
Cumulative translation adjustments					3.0	3.0

Comprehensive loss						(19.4)

Balance, December 31, 2001	0.3	67.8	—	(209.5)	(2.4)	(143.8)
Dividends on preferred stock		(10.6)				(10.6)
Other		1.1				1.1
Comprehensive income:
Net income				18.9		18.9
Minimum pension liability, net of tax					(6.5)	(6.5)
Unrealized gain on cash flow hedges, net of tax					0.1	0.1
Cumulative translation adjustments					8.9	8.9

Comprehensive income						21.4
Capital contributions		23.2				23.2

Balance, December 31, 2002	0.3	81.5	—	(190.6)	0.1	(108.7)
Dividends on preferred stock		(1.2)				(1.2)
Gain on redemption of preferred stock				8.2		8.2
Dividends on common stock		(80.4)		(19.6)		(100.0)
Treasury stock purchase			(9.7)			(9.7)
Stock options exercised		0.6				0.6
Comprehensive income:
Net income				27.2		27.2
Minimum pension liability adjustment, net of tax					4.9	4.9
Unrealized gain on cash flow hedges, net of tax					0.7	0.7
Cumulative translation adjustments					19.8	19.8

Comprehensive income						52.6
Capital contributions		14.1				14.1

Balance, December 31, 2003	$0.3	$14.6	$(9.7)	$(174.8)	$25.5	$(144.1)

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2003, 2002 and 2001

(in millions)

	2003	2002	2001
Cash flows from operating activities:
Net income	$27.2	$18.9	$19.0
Adjustments to reconcile net income (loss) to net cash flows provided by operating activities:
Depreciation, depletion and amortization	42.1	37.1	32.6
Finance fee amortization	2.2	1.9	0.2
Loss/(gain) on early extinguishment of long-term debt	(1.9)	5.3	—
Restructuring charge and other charges, net of cash	—	1.1	1.4
Accreted interest	16.7	1.1	—
Deferred income taxes	0.4	(1.9)	8.2
Loss on disposal of property, plant and equipment	0.3	0.2	0.2
Other	0.3	—	—
Changes in operating assets and liabilities:
Receivables	(18.5)	(5.9)	36.3
Inventories	4.3	3.8	(20.9)
Other assets	(4.0)	0.6	1.8
Accounts payable and accrued expenses	(0.3)	14.8	3.8
Due to IMC and affiliates	—	—	32.1
Other noncurrent liabilities	0.3	5.4	(2.3)

Net cash provided by operating activities	69.1	82.4	112.4

Cash flows from investing activities:
Capital expenditures	(20.6)	(19.5)	(43.0)
Proceeds from sales of property, plant and equipment	0.1	0.6	0.2
Acquisition of intangible assets	(24.8)	—	—
Other	(0.3)	(0.2)	(0.8)

Net cash used in investing activities	(45.6)	(19.1)	(43.6)

Cash flows from financing activities:
Proceeds from issuance of long-term debt	100.0	78.4	475.0
Principal payments on long-term debt, including capital leases	(31.1)	(115.9)	(66.2)
Revolver activity	14.0	(39.8)	35.4
Payments of notes due to related parties	(1.5)	—	—
Payments from (to) IMC and affiliates, net	—	—	(81.1)
Dividend to IMC and affiliates	—	—	(398.8)
Dividends paid	(103.7)	—	—
Repurchase of preferred stock	(8.5)	—	—
Payments to acquire treasury stock	(9.7)	—	—
Proceeds from stock option exercises	0.4	—	—
Deferred financing costs	(5.0)	(6.3)	(18.0)
Capital contributions	8.8	12.8	—
Other	—	1.0	—

Net cash used in financing activities	(36.3)	(69.8)	(53.7)

Effect of exchange rate changes on cash and cash equivalents	3.5	2.5	0.5

Net increase (decrease) in cash and cash equivalents	(9.3)	(4.0)	15.6
Cash and cash equivalents, beginning of year	11.9	15.9	0.3

Cash and cash equivalents, end of year	$2.6	$11.9	$15.9

Supplemental cash flow information:
Interest paid excluding capitalized interest	$36.9	$29.4	$15.4
Income taxes paid, net of refunds and indemnification	8.4	10.4	14.8
Supplemental disclosure of noncash activities:
Dividends to IMC and affiliates	$—	$—	$44.4
Capital contributions from IMC and affiliates	—	—	261.1
Issuance of notes due to related parties related to stock redemption	—	—	11.4
Preferred stock dividends accrued not paid	—	10.6	0.8
Retirement of notes plus accrued interest due to related parties	—	9.0	—

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS

1.    Organization, Formation and Basis of Presentation:

          Compass Minerals International, Inc. ("CMI"), is a producer and marketer of inorganic mineral products with manufacturing sites in North America and Europe. Its principal products are salt and sulfate of potash ("SOP"). CMI serves a variety of markets, including agriculture, food processing, chemical processing, water conditioning and highway deicing. The combined and consolidated financial statements include the accounts of CMI, which changed its name from Salt Holdings Corporation, and its wholly owned subsidiary, Compass Minerals Group, Inc. ("CMG"), formerly IMC Inorganic Chemicals Inc. ("IMCI"), and the combined and consolidated results of CMG's wholly owned subsidiaries. CMG's primary subsidiaries include those entities listed below (collectively, the "Company").

  •
  NAMSCO Inc. ("NAMSCO") and subsidiaries
  •
  North American Salt Company ("NASC")
  •
  Carey Salt Company
  •
  Sifto Canada Inc. ("Sifto")

  •
  GSL Corporation and subsidiary ("GSL")
  •
  Great Salt Lake Minerals Corporation

  •
  Compass Minerals (Europe) Limited ("CMGE") and subsidiaries
  •
  Compass Minerals (UK) Limited
  •
  Salt Union Limited U.K. ("SUL") and subsidiaries

          CMG has been a wholly owned subsidiary of CMI since CMI's acquisition of the Company on November 28, 2001. CMG was a wholly owned subsidiary of IMC since IMC's acquisition of IMCI on April 1, 1998. Those subsidiaries of IMCI as listed above (prior to the Recapitalization described below) and other immaterial subsidiaries have been included in the combined financial statements for periods prior to the Recapitalization.

          Prior to November 28, 2001, CMI was incorporated as IMC Potash Corporation, an inactive wholly owned subsidiary of IMC Global Inc. ("IMC"). Accordingly, prior to November 28, 2001, the combined and consolidated financial statements reflect only the results of CMG and its subsidiaries listed above. As part of the recapitalization transaction described below, IMC Potash Corporation was reincorporated as Salt Holdings Corporation, which is now known as Compass Minerals International, Inc. At November 28, 2001, IMC contributed the net assets of CMG to CMI.

          On November 28, 2001, Apollo Management V, L.P. ("Apollo"), through its subsidiary YBR Holdings LLC ("YBR Holdings"), acquired control of CMI from IMC pursuant to a recapitalization transaction ("Recapitalization") with assets and liabilities of CMG retaining their historical value. Immediately following the Recapitalization, on a fully-diluted basis for management options and stock issuable under CMI's stock option plan, Apollo, co-investors and management owned approximately 81% of the outstanding common stock of CMI and IMC owned approximately 19% of the outstanding common stock of CMI.

          On November 5, 2003, the Company's Board of Directors approved the initial public offering of the Company's common stock. The Company's Board of Directors also approved an approximately 4.982-for-one stock split of the Company's common stock, which was effected by means of reclassification. The stock split became effective on December 11, 2003. Periods presented have been restated to show the effect of the stock split.

          On December 17, 2003, the Company completed an initial public offering of 16,675,000 shares of its common stock, par value $.01 per share, at an initial public offering price of $13.00 per share.

In connection with the offering, the Company changed its name from Salt Holdings Corporation to Compass Minerals International, Inc. The shares were sold by stockholders of the Company and the Company did not receive any proceeds from the sale of the shares. Apollo and IMC Global each sold portions of their holdings of the Company's common stock, which reduced the ownership, on a fully diluted basis, of Apollo and Apollo co-investors, management, and IMC to approximately 35%, 11% and 2%, respectively.

          These combined and consolidated financial statements have been prepared to present the historical financial condition and results of operations and cash flows for the subsidiaries that were included in the Recapitalization.

          Prior to the Recapitalization, sales in the accompanying 2001 combined and consolidated statement of operations represent sales directly attributable to the Company. Costs and expenses in the accompanying 2001 combined and consolidated statement of operations represent direct costs and expenses related to the Company. In addition, the 2001 combined and consolidated statement of operations includes the estimated cost of all services provided by IMC and its subsidiaries to the Company through November 27, 2001, which had previously not been directly allocated to the Company. All of the allocations and estimates in the 2001 combined and consolidated statement of operations are based on assumptions that Company management believes are reasonable under the circumstances. However, these allocations and estimates are not necessarily indicative of the costs and expenses that would have resulted if the Company had been operated as a separate entity.

2.    Summary of Significant Accounting Policies:

          a.    Management Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles, or "GAAP," requires management to make estimates and assumptions that affect the amounts reported in the combined and consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

          b.    Basis of Combination/Consolidation:    The Company's combined and consolidated financial statements include the accounts of the Company, which include the domestic and foreign subsidiaries discussed in Note 1. The Company's financial statements have been combined through the Recapitalization date and consolidated thereafter. All significant intercompany balances and transactions have been eliminated.

          c.    Foreign Currency Translation:    Assets and liabilities are translated into U.S. dollars at end of period exchange rates. Sales and expenses are translated using the average rates of exchange for the year. Adjustments resulting from the translation of foreign-currency financial statements into the reporting currency, U.S. dollars, are included in accumulated other comprehensive income (loss). Exchange gains and losses from transactions denominated in a currency other than a company's functional currency are included in income.

          d.    Sales Recognition:    The Company sells mineral products, primarily salt and SOP. Sales is recognized by the Company at the time of shipment to the customer, which coincides with the transfer of title and risk of ownership to the customer. Sales represent billings to customers net of sales taxes charged for the sale of the product. Sales include shipping and handling costs which are expensed when the related product is sold.

          e.    Cash and Cash Equivalents:    The Company considers all investments with original maturities of three months or less to be cash equivalents. The Company maintains the majority of its cash in bank deposit accounts with several commercial banks with high credit ratings in the

U.S., Canada and Europe. The Company does not believe it is exposed to any significant credit risk on cash and cash equivalents.

          f.    Inventories:    Inventories are stated at the lower of cost or market. Finished goods costs are determined by the average cost method. Raw materials and supply costs are determined by either the first-in, first-out ("FIFO") or the average cost method. Raw materials and supplies primarily consist of raw materials purchased to aid in the production of our mineral products, maintenance materials and packaging materials. Finished goods are comprised of salt and SOP products readily available for sale. All costs associated with the production of salt and SOP at our producing locations are captured as inventory costs. Additionally, since our products are often stored at third-party warehousing locations, we include in the cost of inventory the freight and handling costs necessary to move the product to storage until the product is sold to a customer.

          g.    Property, Plant and Equipment:    Tangible property, plant and equipment, including assets under capital leases, are stated at cost and include interest on funds borrowed to finance construction. The costs of replacements or renewals which improve or extend the life of existing property are capitalized. Maintenance and repairs are expensed as incurred. Upon retirement or disposition of an asset, any resulting gain or loss is included in results from operations.

          Asset classes or groups are depreciated or amortized on a straight-line basis over the following estimated useful lives:

Land improvements	5 to 25 years
Buildings and improvements	10 to 40 years
Machinery and equipment	3 to 25 years
Furniture and fixtures	3 to 10 years
Mineral properties	20 to 30 years

          To review for possible impairments, the Company uses the methodology prescribed in Statement of Financial Accounting Standards (SFAS) No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." The Company reviews long-lived assets and the related intangible assets for impairment whenever events or changes in circumstances indicate the carrying amounts of such assets may not be recoverable. Once an indication of a potential impairment exists, recoverability of the respective assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate, to the carrying amount, including associated intangible assets, of such operation. If the operation is determined to be unable to recover the carrying amount of its assets, then intangible assets are written down first, followed by the other long-lived assets of the operation, to fair value. Fair value is determined based on discounted cash flows or appraised values, depending upon the nature of the assets.

          h.    Mineral Interests:    Mineral interests include probable mineral reserves. The Company leases mineral reserves at several of its extraction facilities. These leases have varying terms, and many provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of sales. Pursuant to SFAS No. 141, "Business Combinations" ("SFAS No. 141"), and SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS No. 142"), mineral interests associated with other than owned properties are classified as intangible assets. Probable mineral reserves are amortized on a units-of-production basis over the respective estimated mine lives not to exceed 99 years. The weighted average amortization period for probable mineral reserves is 93 years as of December 31, 2003. The Company's rights to extract minerals are contractually limited by time. However, the Company believes it will be able to continue to extend lease agreements, as it has in the past, at commercially reasonable terms, without incurring substantial costs or incurring material modifications to the existing lease terms and conditions, and therefore, believes that the assigned lives are appropriate.

          i.    Other Intangible Assets:    The Company follows the rules on accounting for intangible assets as set forth in SFAS No. 142. Under these rules, intangible assets deemed to have indefinite lives are not amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets are amortized over their estimated useful lives that range from 5 to 25 years.

          j.    Other Noncurrent Assets:    Other noncurrent assets include deferred financing costs of $19.5 million and $16.9 million net of accumulated amortization of $4.2 million and $1.9 million as of December 31, 2003 and 2002, respectively. Deferred financing costs are being amortized on a straight-line basis over the terms of the debt to which the costs relate and the related amortization is recorded as interest expense.

          k.    Income Taxes:    The Company's U.S. subsidiaries participated in the consolidated federal income tax return of IMC for periods owned by IMC. The foreign subsidiaries file separate-company returns in their respective jurisdictions. For financial reporting purposes, while owned by IMC, the Company computed a provision for income taxes on a stand alone basis. The Company accounts for income taxes using the liability method in accordance with the provisions of SFAS No. 109, Accounting for Income Taxes. Under the liability method, deferred taxes are determined based on the differences between the financial statement and the tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

          l.    Environmental Costs:    Environmental costs, other than those of a capital nature, are accrued at the time the exposure becomes known and costs can reasonably be estimated. Costs are accrued based upon management's estimates of all direct costs, after taking into account reimbursement by third parties. The Company does not accrue liabilities for unasserted claims that are not probable of assertion and the Company does not provide for environmental clean-up costs, if any, at the end of the useful lives of its facilities, since it is not practical to estimate such costs due to the long lives of the Company's mineral deposits. The Company's environmental accrual was $2.3 million and $2.0 million as of December 31, 2003 and 2002, respectively.

          m.    Asset Retirement Obligations:    The Company adopted SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets" on January 1, 2003. The Company recognizes and measures obligations related to the retirement of tangible long-lived assets. The retirement obligation must be one that results from the acquisition, construction or normal operation of the long-lived asset. The legal obligation associated with the retirement of a tangible long-lived asset is recognized at fair value as a liability when incurred and the cost is capitalized by increasing the carrying amount of the related long-lived asset. The adoption of SFAS No. 143 did not have a material impact on the Company's financial position, results of operations or cash flows.

          n.    Stock Options:    CMI has a stock option plan that was adopted on November 28, 2001 (see Note 15, Stockholders' Equity and Stock Options). Prior to the fourth quarter of 2003, the Company accounted for its stock-based employee compensation plan under the recognition and measurement provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation expense for stock options was reflected in net income for the years ended December 31, 2002 and 2001, as all stock options granted under the plan had an exercise price equal to the fair market value of the underlying common stock on the date of grant. During the fourth quarter of 2003, the Company adopted the preferable fair value recognition provisions of SFAS No. 123, "Accounting for

Stock-Based Compensation." The Company selected the prospective method of adoption described in SFAS No. 148, "Accounting for Stock-Based Compensation — Transition and Disclosure." Under the prospective method, all options granted or modified after January 1, 2003 are accounted for under the fair value method retroactively effective as of January 1, 2003.

          Awards to the Company's directors vest immediately. Awards to employees under the Company's plan vest over periods ranging from one to eight years. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2003 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS No.123, December 1994.

          The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards for the years ended December 31 (in millions, except for share data):

	2003	2002	2001
Net income available for common stock, as reported	$34.2	$8.3	$18.2
Add: Stock-based compensation expense included in reported net income, net of related tax effects	0.2	—	—
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(0.2)	(0.3)	—

Pro forma net income available for common stock	$34.2	$8.0	$18.2

Earnings per share:
Basic — as reported	$1.05	$0.24	$5.65
Basic — pro forma	1.05	0.23	5.65
Diluted — as reported	1.01	0.23	5.65
Diluted — pro forma	1.01	0.23	5.65

          The following table sets forth information about the fair value of each option grant on the date of grant using the Black-Scholes option-pricing model and the weighted-average assumptions used for such grants for the years ended December 31:

	2003	2002	2001
Fair value of options granted	$10.98	$2.11	$2.01
Expected lives (years)	7.8	7.8	8.0
Expected volatility*	—	—	—
Dividend yield	—	—	—
Risk-free interest rates	3.4%	4.9%	4.3%

*
Under the minimum value method, volatility was excluded.

          o.    Earnings per Share:    Basic and diluted earnings per share are presented for net income available for common stock. Basic earnings per share is computed by dividing net income available for common stock by the weighted-average number of outstanding common shares during the period. Diluted earnings per share reflects the potential dilution that could occur under the treasury stock method of calculating the weighted-average number of outstanding common shares (i.e. assuming proceeds from the potential exercise of employee stock options are used to repurchase common stock).

          p.    Derivatives:    The Company accounts for derivative financial instruments in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, which requires companies to record derivative financial instruments as assets or liabilities measured at fair value. SFAS No. 133 further requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Accounting for qualifying hedges allows a derivative's gains and losses to offset related results from the hedged item on the income statement. Companies must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting.

          The Company is exposed to the impact of fluctuations in the purchase price of natural gas consumed in operations, as well as changes in the market value of its financial instruments. Prior to the fourth quarter of 2002, the Company historically entered into natural gas supply agreements to minimize natural gas pricing risks, but not for trading purposes. These supply agreements did not meet the definition of a derivative instrument under the provisions of SFAS No. 133.

          In the fourth quarter of 2002, the Company adopted a policy of hedging natural gas prices through the use of swap agreements in order to protect against commodity price fluctuations. All of these derivative instruments held by the Company as of December 31, 2003 and 2002 qualify as cash flow hedges. The Company does not engage in trading activities with these financial instruments.

          q.    Concentration of Credit Risk:    The Company sells its salt products to various governmental agencies, manufacturers, distributors and retailers primarily in the Midwestern United States, and throughout Canada and the United Kingdom. The Company's potash products are sold across North America and internationally. No single customer or group of affiliated customers accounted for more than 10% of the Company's sales in any year during the three year period ended December 31, 2003, or for more than 10% of accounts receivable at December 31, 2003 or 2002.

          r.    Recent Accounting Pronouncements:    In July 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This Statement requires that a liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The Company adopted SFAS No. 146 in the first quarter of 2003 as the provisions of this Statement are effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a material impact on the Company's financial position, results of operations or cash flows.

          In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," that was effective for the Company at the beginning of the first interim period beginning after June 15, 2003, the Company's third quarter of 2003. This statement established standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It required that an issuer classify a financial instrument that is within its scope as a liability. Many of those instruments were previously classified as equity. In the Company's third quarter, it adopted the new rules on accounting for its mandatorily redeemable preferred stock as set forth in SFAS No. 150. The adoption of this statement required the reclassification of the Company's mandatorily redeemable preferred stock to noncurrent liabilities in its consolidated balance sheet and to account for dividends declared after July 1, 2003 on this financial instrument as interest expense in its consolidated statement of operations. The noncurrent liability was subsequently repaid in December 2003.

          In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46(R) ("FIN 46(R)") which supercedes FIN 46. FIN 46(R) is effective for all Special Purpose Entities ("SPEs") created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46(R) will be applicable to all non-SPEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no SPEs. The Company is in the process of reviewing the applicability of FIN 46(R) to entities other than SPEs, but does not expect the adoption to have a material effect on its consolidated statements.

          s.    Reclassifications:    Certain reclassifications were made to prior-year amounts in order to conform with the current year's presentation.

3.    Asset Impairment, Restructuring and Other Charges:

2003

          In the fourth quarter of 2003, we incurred $2.4 million of costs directly related to the completion of the Company's initial public offering.

2002

          Following the Recapitalization, the Company incurred and expensed certain non-recurring costs totaling $7.7 million that consist of transition costs required to establish the Company as an independent entity. The costs were directly related to the transition from an entity controlled by IMC and consisted primarily of one-time compensation costs, costs to develop stand-alone tax and inventory strategies, and costs associated with determining the post-closing purchase price adjustment.

2001

          In connection with the Recapitalization, the Company expensed certain costs totaling $27.0 million which consist of transaction and transition costs. The transaction costs were directly related to the acquisition and consisted primarily of outside professional services. Below is a more detailed description of such costs:

  (1)
  $20.1 million of transaction costs related to activities associated with the sale and Recapitalization, including approximately $6.4 million in legal fees and other fees, and $13.7 million in financial services and advice.

  (2)
  $6.9 million of transition costs, the majority of which related to retention, recruiting, systems design and migration and other activities and charges related to separating CMG from IMC, as well as charges for legal costs and other asset write-offs associated with CMG's new strategic direction.

4.    Inventories:

          Inventories consist of the following at December 31 (in millions):

	2003	2002
Finished goods	$84.1	$83.5
Raw materials and supplies	12.6	13.0

	$96.7	$96.5

          Certain inventories of approximately $7.7 million and $7.5 million at December 31, 2003 and 2002, respectively, that will be utilized with respect to long-lived assets have been classified in the consolidated balance sheets as other noncurrent assets.

5. Property, Plant and Equipment:

          Property, plant and equipment consists of the following at December 31 (in millions):

	2003	2002
Land and buildings	$135.9	$128.4
Machinery and equipment	408.3	375.7
Furniture and fixtures	9.6	9.9
Mineral properties and rights	20.3	18.2
Construction in progress	6.5	13.5

	580.6	545.7
Less accumulated depreciation	318.6	282.3

	$262.0	$263.4

6. Mineral Interests and Other Intangible Assets:

          Mineral interests include probable mineral reserves. The Company leases mineral reserves at several of its extraction facilities. These leases have varying terms, and many provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of sales. The Company's mineral interests are subject to amortization.

          In June 2003, the Company purchased, for $24.8 million, intangible assets related to IMC's SOP marketing business including customer lists related to its Carlsbad, New Mexico SOP product line and rights to produce SOP at IMC's Carlsbad, New Mexico facility (see Note 11, Related Party Transactions). In accordance with SFAS No. 142, the Company allocated the purchase price to these intangible assets based on their estimated fair values. The Company allocated approximately $0.5 million to a long-term customer contract and the remaining $24.3 million to the rights to produce SOP at IMC's Carlsbad facility. The long-term sales contract terminates at the end of 2008 and will be amortized over its remaining life on a straight-line basis. The life over which the rights to produce SOP at IMC's facility will be amortized on a straight-line basis estimated at 25 years. Neither asset has a residual value.

          The aggregate amortization of mineral interests and other intangible assets for the years ended December 31, 2003, 2002 and 2001 was $1.9 million, $1.3 million $1.4 million, respectively. Estimated amortization expense for fiscal 2004 through fiscal 2008 is approximately $2.9 million, annually.

          Mineral interests and other intangible assets consist of the following at December 31 (in millions):

	2003			2002
	Gross Carrying Value	Accumulated Amortization	Net Book Value	Gross Carrying Value	Accumulated Amortization	Net Book Value
Probable mineral reserves	$158.6	$10.6	$148.0	$158.6	$8.8	$149.8
SOP long-term customer contract	0.5	—	0.5	—	—	—
Other SOP intangible asset	24.3	0.1	24.2	—	—	—

	183.4	10.7	172.7	158.6	8.8	149.8

7. Income Taxes:

          As discussed in Note 2, the Company's income tax provision and related assets and liabilities have been computed on a stand-alone basis for the periods owned by IMC, without regard to actual liabilities and benefits related to consolidated tax return filings by IMC. The schedule of deferred tax assets and liabilities below reflects assets related to net operating loss carryforwards and alternative minimum tax credits, net of the necessary reserves, on a historical basis based upon the Recapitalization and related transfer of certain tax assets to the Company.

          The following table summarizes the income tax provision of the Company for the years ended December 31 (in millions):

	2003	2002	2001
Current:
Federal	$0.6	$—	$5.9
State	0.2	1.3	0.8
Foreign	7.2	12.0	11.9

Total current	8.0	13.3	18.6

Deferred:
Federal	0.3	(3.2)	5.3
State	(3.2)	(0.4)	0.8
Foreign	3.3	1.7	2.1

Total deferred	0.4	(1.9)	8.2

Total provision for income taxes	$8.4	$11.4	$26.8

          The following table summarizes components of income before taxes and the effects of significant adjustments to tax computed at the federal statutory rate for the years ended December 31 (in millions):

	2003	2002	2001
Domestic income	$15.3	$8.4	$22.2
Foreign income	20.3	21.9	23.6

Income before income taxes	$35.6	$30.3	$45.8

Computed tax at the federal statutory rate of 35%	$12.5	$10.6	$16.1
Foreign income, mining, and withholding taxes	3.5	6.0	3.0
Foreign exchange gain	—	—	2.6
Percentage depletion in excess of basis	(5.1)	(1.9)	(2.9)
State income taxes, net of federal income tax benefit	(3.2)	0.6	1.1
Restructuring and other charges	—	—	6.8
Valuation allowance on interest on discount notes	5.2	—	—
Valuation allowance on alternative minimum tax credit carryforward	0.6	—	—
Net operating loss carryforward benefit	(6.4)	(2.9)	—
Non-deductible interest expense	0.8	—	—
Other	0.5	(1.0)	0.1

Income tax expense (benefit)	$8.4	$11.4	$26.8

Effective tax rate	24%	38%	58%

          The Company does not provide U.S. federal income taxes on undistributed earnings of foreign companies that are not currently taxable in the United States. No undistributed earnings of foreign companies were subject to U.S. income tax in the years ended December 31, 2003, 2002 and 2001. Total undistributed earnings on which no U.S. federal income tax has been provided were $94.1 million at December 31, 2003. If these earnings are distributed, foreign tax credits may become available under current law to reduce or possibly eliminate the resulting U.S. income tax liability.

          Under SFAS No. 109 deferred tax assets and liabilities are recognized for the estimated future tax effects, based on enacted tax law, of temporary differences between the values of assets and liabilities recorded for financial reporting and for tax purposes and of net operating loss and other carryforwards. Significant components of the Company's deferred tax assets and liabilities were as follows at December 31 (in millions):

	2003	2002
Deferred tax liabilities:
Property, plant and equipment	$90.5	$99.2
Total deferred tax liabilities	90.5	99.2

Deferred tax assets:
Net operating loss carryforwards	32.6	39.0
Alternative minimum tax credit carryforwards	3.0	2.4
Interest on discount notes	5.2	—
Other assets	12.8	15.7

Subtotal	53.6	57.1
Valuation allowance	(40.8)	(41.4)

Total deferred tax assets	12.8	15.7

Net deferred tax liabilities	$77.7	$83.5

          SFAS No. 109 requires a valuation allowance against deferred tax assets if, based on available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. As of December 31, 2003 and 2002, the Company had a valuation allowance relating to such items of $40.8 million and $41.4 million, respectively.

          At December 31, 2003, the Company has net operating loss carryforwards of approximately $88.4 million. The Company is a loss corporation as defined in Section 382 of the Internal Revenue Code. The Company has previously incurred three ownership changes placing annual limitations on the amount of each loss carryforward utilization. If not utilized, these carryforwards expire between 2006 and 2022. The Company also has a U.S. federal alternative minimum tax credit carryforward at December 31, 2003 of approximately $3.0 million. This credit carryforward may be carried forward indefinitely to offset any excess of regular tax liability over alternative minimum tax liability subject to certain separate company limitations. The alternative minimum tax credit has been fully offset by a valuation allowance since the Company does not foresee utilization of these credits.

          In addition, the Company has a deferred tax asset of $5.2 million for the accrual of interest expense on discount notes that is recognized for financial reporting purposes but not deductible for tax purposes until the notes mature or are redeemed. These notes are not scheduled to mature until 2012 and 2013. These deferred tax assets have been offset with a valuation allowance due to the uncertain nature of realizing a tax benefit for this expense.

          We intend to maintain this valuation allowance against the aforementioned deferred tax assets until sufficient positive evidence exists to support reversal of all or a portion of the valuation allowance. The ultimate recovery of the deferred tax assets is largely dependent upon the availability of an adequate level of domestic taxable income.

          In the third quarter of 2003, in accordance with the merger agreement related to the Recapitalization, IMC indemnified the Company for approximately $14.1 million for income taxes related to periods prior to the Recapitalization. The Company had previously recognized income tax expense for these items. The Company recorded the indemnification as a reduction to income taxes provided for in prior years and an increase to additional paid in capital. The Company received

$8.8 million from IMC during the third quarter and used the cash to pay income taxes for periods prior to Recapitalization.

8. Long-term Debt:

          In November 2001, the Company issued $250 million aggregate principal amount of 10% Senior Subordinated Notes due August 15, 2011 (the "Notes") in a private offering pursuant to Rule 144A under the Securities Act of 1933. The proceeds from the issuance of the Notes were used to finance the Recapitalization and certain related costs. Interest on the Notes is payable semi-annually in cash on each February 15 and August 15. The Notes may be redeemed in whole or in part from time to time, on or after August 15, 2006, at specified redemption prices. The Company's domestic restricted subsidiaries as of the issue date are the guarantors of the Notes, with restricted net assets of $341.1 million at December 31, 2003.

          On November 28, 2001, the Company entered into a $360 million credit facility (the "Credit Facility") with a syndicate of financial institutions. The Credit Facility allowed for an eight-year $225 million term loan (the "Term Loan"). The Term Loan was fully drawn as of closing and used to finance the Recapitalization and certain related costs. In addition, the Credit Facility also provides a six and one-half year, $135 million revolving credit facility, $30 million of which may be drawn in Canadian dollars and $10 million of which may be drawn in British pounds sterling. Additionally, the revolving credit facility includes a sub-limit for letters of credit in an amount not to exceed $50 million.

          Borrowings under the Credit Facility incur interest at either the Eurodollar Rate (LIBOR) or the greater of a specified U.S. and Canadian prime lending rate or the federal funds effective rate plus 0.50% ("Base Rate") plus, in each case, a margin ranging from 1.75% to 3.50%, which margin is dependent upon the Company's leverage ratio, as determined quarterly. Interest on the Credit Facility is payable at least quarterly.

          The Company had outstanding letters of credit of $9.4 million as of December 31, 2003. For each drawn letter of credit, the Company is required to pay a per annum participation fee ranging from 2.75% to 3.50%, depending on the Company's leverage ratio, plus other administrative charges. Additionally, the Company will pay a commitment fee ranging from 0.375% to 0.500% per annum, depending on the Company's leverage ratio, and is payable quarterly on the available portion of the revolving credit facility. As of December 31, 2003, additional borrowings of up to $111.6 million under the revolving credit facility were available for working capital and general corporate purposes, subject to certain conditions.

          The Term Loan requires quarterly principal reductions. Also, the Company may be required to make mandatory additional principal reductions, based on the Company's excess cash flow and certain other events as described in the Credit Facility. No mandatory additional principal reductions were required in 2003.

          On April 10, 2002, the Company completed an offering of $75.0 million aggregate principal amount of 10% Senior Subordinated Notes due 2011 (the "New Notes"). The New Notes were issued to the bondholders at a premium of $3.4 million, plus accrued interest of $1.1 million from February 15, 2002 and accordingly, the Company received gross proceeds of $79.5 million from the offering of the notes. The New Notes, together with the $250.0 million aggregate principal amount of Notes, are treated as a single class of securities under the Company's existing indenture. The proceeds from the offering of the New Notes, net of transaction costs, were used to repay borrowings under the Company's Credit Facility. In connection with the offering, the Company amended and restated the Credit Facility with respect to a reduction in the Term Loan to

$150.0 million and a 0.75% reduction in the interest rate margin charged to the Company on the Term Loan. The Company also incurred a charge of approximately $5.3 million in April 2002, related to the write-off of the deferred financing costs associated with the refinancing of the original Term Loan.

          In December 2002, certain holders of CMI preferred stock converted their preferred stock into notes. Those note holders then sold $123.5 million in aggregate principal amount at maturity of 12 3/4% Senior Discount Notes due 2012 (the "Senior Discount Notes"), in a secondary trading transaction. No cash interest will accrue on the notes prior to December 15, 2007. The accreted value of each note will increase from the date of issuance until December 15, 2007 at a rate of 12 3/4% per annum, reflecting the accrual of non-cash interest, such that the accreted value will equal the principal amount at maturity on December 15, 2007. The Senior Discount Notes may be redeemed in whole or in part from time to time, on or after December 15, 2007, at specified redemption prices. Cash interest will accrue on the Senior Discount Notes at a rate of 12 3/4% per annum, beginning December 15, 2007. As of December 31, 2003, the book value of the Senior Discount Notes was $75.7 million.

          On May 22, 2003, the Company issued $179.6 million in aggregate principal amount at maturity ($100.0 million in gross proceeds) of 12% senior subordinated discount notes due 2013 ("Subordinated Discount Notes") in a private placement under Rule 144A and Regulation S of the Securities Act. No cash interest will accrue on the Subordinated Discount Notes prior to June 1, 2008. The accreted value of each Subordinated Discount Note will increase from the date of issuance until June 1, 2008 at a rate of 12% per annum, reflected in the accrual of non-cash interest, such that the accreted value will equal the principal amount on June 1, 2008. Cash interest will accrue on the Subordinated Discount Notes at a rate of 12% per annum, beginning June 1, 2008 through maturity. The proceeds from the sale of the Subordinated Discount Notes were distributed to the Company's stockholders in the form of a common stock dividend. In connection with the offering of the Subordinated Discount Notes, the Company amended its amended and restated Credit Facility and received consent from the holders of a majority of the aggregate principal amount at maturity of the Senior Discount Notes to amend the indenture governing the Senior Discount Notes in order to permit the distribution of the proceeds from the offering of the Subordinated Discount Notes to the Company's stockholders.

          The Credit Facility is principally secured by all existing and future assets of the Company, and requires the Company to maintain certain minimum financial covenants including minimum interest coverage ratio, a maximum total leverage ratio, and a maximum level of capital expenditures. The Credit Facility and the indentures governing the Notes, Senior Discount Notes and Subordinated Discount Notes limit the Company's ability, among other things, to: incur additional indebtedness or contingent obligations; pay dividends or make distributions to stockholders; repurchase or redeem stock; make investments; grant liens; make capital expenditures; enter into transactions with stockholders and affiliates; sell assets; and acquire the assets of, or merge or consolidate with, other companies. As of December 31, 2003, the Company was in compliance with each of its covenants.

          On May 5, 2003, the Company amended the Credit Facility to allow the Company to pay a dividend to be funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits the Company to repurchase certain CMI securities (other than the Notes and the Senior Discount Notes) not held by Apollo or management (see Note 11, Related Party Transactions).

          On November 17, 2003, the Company amended the Credit Facilities to allow the Company to pay future dividends funded with either cash on hand or with borrowings under the amended and restated senior revolving credit facility. Additionally, the amendment permits the Company to redeem or repurchase all outstanding shares of the Company's series A redeemable preferred stock.

          Third-party long-term debt consists of the following at December 31 (in millions) (The notes are listed in order of subordination with all notes subordinate to the Credit Facility borrowings):

	2003	2002
Senior Subordinated Notes	$325.0	$325.0
Senior Discount Notes	75.7	66.9
Subordinated Discount Notes	107.4	—
Term Loan	78.3	109.3
Revolving Credit Facility	14.0	—
Other, including capital lease obligations	—	0.1

	600.4	501.3
Plus premium on Senior Subordinated Notes, net	2.9	3.2
Less current portion	(0.8)	(1.2)

	$602.5	$503.3

          Future minimum maturities of long-term debt, including the aggregate principal amounts at maturity for the Senior Discount Notes of $123.5 million and Subordinated Discount Notes of $179.6 million, for the years ending December 31, are as follows (in millions):

2004	$0.8
2005	0.8
2006	0.8
2007	0.8
2008	14.8
Thereafter	702.4

$720.4

          As of December 31, 2003, the estimated fair value of the notes, based on available trading information, was $585.5 million, and the estimated fair value of amounts outstanding under the Credit Facility approximated book value.

9. Pension Plans and Other Benefits:

          The Company has two defined benefit pension plans for certain of its U.K. and U.S. employees. Benefits of the U.K. plan are based on a combination of years of service and compensation levels. The Company's funding policy is to make the minimum annual contributions required by applicable regulations.

          The Company's pension plan assets are managed by external investment managers. The Company's investment strategy is to maximize return on investments while minimizing risk. The Company believes the best way to accomplish this goal is to take a conservative approach to its investment strategy by investing in high-grade equity and debt securities. Policy requires that equity securities comprise approximately 75% of the total portfolio, and that approximately 25% be invested in debt securities. The Company's weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Plan Assets at December 31,
Asset Category
	2003	2002
Cash and cash equivalents	1%	1%
Equity Securities	76	78
Debt Securities	23	21

Total	100%	100%

          The Company makes actuarial assumptions that it believes are reasonable. Those assumptions for the year ended December 31, 2003 include a discount rate of 5.25%, expected return on plan assets of 6.25%, and rate of compensation increase of 2.75%. Those assumptions for the years ended December 31, 2002 and 2001 include a discount rate of 5.5%, expected return on plan assets of 6.5%, and rate of compensation increase of 3.5%.

          The overall expected long-term rate of return on assets is a weighted-average expectation for the return on plan assets. The Company considers historical performance and current benchmarks to arrive at expected long-term rates of return in each asset category. The Company assumed that 75% of its portfolio would be invested in equity securities, with the remainder invested in debt securities.

          The Company made contributions to the plans of approximately $1.5 million, $1.1 million and $0.8 million in the years ended December 31, 2003, 2002 and 2001, respectively.

          The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid (in millions):

Calendar Year	Future Expected Benefit Payments
2004	$1.6
2005	1.5
2006	1.3
2007	1.4
2008	1.4
2009 - 2013	8.5

          The following table sets forth pension obligations and plan assets for the Company's defined benefit plans, based on a November 30 measurement date for 2003 and a September 30 measurement date for 2002, as of December 31 (in millions):

	2003	2002
Change in benefit obligation:
Benefit obligation as of January 1	$56.2	$44.4
Service cost	1.4	1.2
Interest cost	2.9	2.6
Transfer in from IMC	—	2.2
Actuarial (gain) loss	(3.3)	1.6
Benefits paid	(1.4)	(1.1)
Currency fluctuation adjustment	5.9	5.2
Other	0.1	0.1

Benefit obligation as of December 31	$61.8	$56.2

Change in plan assets:
Fair value as of January 1	$35.0	$34.2
Actual return	6.4	(4.7)
Company contributions	1.5	1.1
Transfer in from IMC	—	2.3
Currency fluctuation adjustment	4.4	3.1
Benefits paid	(1.4)	(1.1)
Other	0.1	0.1

Fair value as of December 31	$46.0	$35.0

Funded status of the plans	$(15.8)	$(21.2)
Unrecognized net (gain) loss	13.6	20.5
Unrecognized transition liability	0.4	0.4

Net amount recognized	$(1.8)	$(0.3)

Amounts recognized in the balance sheet:
Prepaid (accrued) benefit cost	$(0.2)	$(0.3)
Accrued benefit liability	(12.0)	(17.4)
Other noncurrent assets	0.4	0.4
Accumulated other comprehensive loss	10.0	17.0

Net amount recognized	$(1.8)	$(0.3)

          The accumulated benefit obligations for the defined benefit pension plans with accumulated benefit obligations in excess of the plans' assets were $58.1 million and $52.7 million, as of December 31, 2003 and 2002, respectively.

          The components of net pension expense were as follows for the years ended December 31 (in millions):

	2003	2002	2001
Service cost for benefits earned during the year	$1.4	$1.2	$1.1
Interest cost on projected benefit obligation	2.9	2.6	2.3
Return on plan assets	(2.2)	(2.4)	(3.0)
Net amortization and deferral	1.1	0.5	0.1

Net pension expense	$3.2	$1.9	$0.5

          The Company has defined contribution and pre-tax savings plans (Savings Plans) for certain of its employees. Under each of the Savings Plans, participants are permitted to defer a portion of their compensation. Company contributions to the Savings Plans are based on a percentage of employee contributions. Additionally, certain of the Company's Savings Plans have a profit sharing feature for salaried and non-union hourly employees. The Company contribution to the profit-sharing feature is based on the employee's age and pay and the Company's financial performance. Expense attributable to these Savings Plans was $4.1 million, $3.3 million and $2.9 million for the years ended December 31, 2003, 2002 and 2001, respectively.

10. Commitments and Contingencies:

          The Company is involved in legal and administrative proceedings and claims of various types from normal Company activities. While any litigation contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations or financial position.

          Leases:    The Company leases certain property and equipment under non-cancelable operating leases for varying periods. The aggregate future minimum annual rentals under lease arrangements as of December 31, 2003, are as follows (in millions):

Calendar Year	Operating Leases
2004	$6.2
2005	4.5
2006	3.4
2007	3.0
2008	1.8
Thereafter	7.8

$26.7

          Rental expense, net of sublease income, was $8.2 million, $8.1 million and $7.7 million for the years ended December 31, 2003, 2002 and 2001, respectively.

          Royalties:    The Company has various private, state and Canadian provincial leases associated with the salt and specialty potash businesses. Royalty expense related to these leases was $5.8 million, $4.5 million and $5.3 million for the years ended December 31, 2003, 2002 and 2001, respectively.

          Sales Contracts:    The Company has various salt and other deicing-product sales contracts that include performance provisions governing delivery and product quality. These sales contracts either require the Company to maintain performance bonds for stipulated amounts or contain contractual penalty provisions in the event of non-performance. For the three years ended December 31, 2003, the Company has had no material penalties related to these sales contracts. At December 31, 2003, the Company had approximately $15.3 million of outstanding performance bonds.

          Purchase Commitments:    In connection with the operations of the Company's facilities, the Company purchases electricity, steam, other raw materials and services from third parties under existing contracts, extending, in some cases, for multiple years. Purchases under these contracts are generally based on prevailing market prices. The Company's future minimum long-term purchase commitments are approximately $8.7 million annually from 2004 to 2008 and approximately $20.7 million in total, thereafter.

          Environmental Matters:    At December 31, 2003 and 2002, the Company has recorded accruals of $2.3 million and $2.0 million, respectively, for estimated future costs associated with existing environmental exposures at certain of its facilities. The Company estimates that a significant portion of these accruals will be used over the next five years.

          Purchase Agreement:    During 2002, the Company amended an agreement with a supplier related to the purchase of salt from the supplier's chemical production facility in Tennessee. The Company has received a one-time cash payment of $8.0 million related to the amendment. In 2002, the Company recognized $0.6 million as a net reduction to cost of sales in the Consolidated Statement of Operations resulting from recognition of a ratable portion of the cash received and the sale of certain assets. In 2003, the Company recognized another ratable portion, $0.9 million, as a net reduction to cost of sales. Approximately $5.4 million of the original one-time cash payment remains to be recognized over the remaining life of the amended agreement, terminating December 2010, as certain conditions are met by the Company and the supplier. Alternatively, the Company may elect to resume purchasing salt from the supplier's facility. In that event, the Company would repay a ratable portion of the cash received.

11. Related Party Transactions:

          The following related party transactions are in addition to those disclosed elsewhere in the notes to the combined and consolidated financial statements.

Capitalization and Financing Activities:

          Transactions with IMC and its subsidiaries ("IMC affiliates") and Apollo and its subsidiaries ("Apollo affiliates") are considered related parties. The Company believes that all of the related party transactions approximate terms which would otherwise be negotiated by the Company with unrelated third parties.

          In connection with the Recapitalization transaction on November 28, 2001, CMI redeemed $383.5 million of its common stock owned by IMC using $372.1 million in cash and issuing $11.3 million in notes payable to IMC ("Seller Notes"). The Seller Notes and any accrued and unpaid interest may be prepaid at any time and mature on the earlier of November 28, 2013 or an Exit Event, as defined. Should certain threshold equity returns not be achieved by Apollo affiliates, the Seller Notes and any accrued and unpaid interest could have been payable in whole or in part to Apollo affiliates rather than IMC.

          During 2002, CMI and IMC reached an agreement related to the settlement of certain provisions of the agreement to transfer a controlling interest in CMG to CMI. As part of the settlement, CMI received approximately $13.0 million in cash and $8.4 million in Seller Notes plus accrued interest previously outstanding were cancelled. CMI recorded the proceeds as a capital contribution.

          On August 29, 2002, CMI, Apollo, IMC and certain of their affiliates amended the Seller Notes in connection with certain post-closing requirements of the Recapitalization transaction. IMC returned $8.4 million of Seller Notes, plus $0.6 million of accrued interest, to CMI and as such, $9.0 million was recorded as an equity contribution. Pursuant to this settlement, CMI retained a contingent obligation whereby the $9.0 million of notes plus accrued interest (now termed "Settlement Notes") ($9.3 million at December 31, 2002) could have been payable, in whole or in part, to Apollo affiliates in the future should certain levels of equity returns not be achieved. At December 31, 2002, management believed that the performance targets would be met and accordingly, no amounts payable related to the Settlement Notes was included in the consolidated balance sheet. IMC retained the remaining $2.9 million of Seller Notes plus interest accrued from November 28, 2001 (the "New Seller Notes"). The Settlement Notes and the New Seller Notes contained the same terms and conditions as the Seller Notes.

          In connection with the completion of the Company's initial public offering in December 2003, the performance targets were met that relieved the Company from the contingent obligation whereby the Settlement Notes and related accrued interest could have been payable, in whole or in part, to Apollo affiliates if certain levels of equity returns had not be achieved by Apollo. There was no impact to the Company since the Settlement Notes were not previously included in the consolidated balance sheet.

          In May 2003, proceeds from the issuance of the Subordinated Discount Notes in the amount of $100.0 million were used to pay dividends on the Company's common stock. Also in May 2003, all accreted dividends on the Company's preferred stock, approximately $3.7 million, was paid current in order for the Company to pay dividends on its common stock. At that time, shareholders consisted of Apollo affiliates, management and IMC.

          In June 2003, the Company repurchased in combination 14,704 shares of its preferred stock, 5,175,117 shares of its common stock, the New Seller Notes including accrued interest, and approximately $18.0 million of cash held in escrow, from IMC for approximately $36.0 million. The purchase price of the individual securities was allocated ratable according to their estimated fair values. The redemption of preferred stock resulted in a gain of approximately $8.2 million recorded as a reduction of the accumulated deficit. The repurchase of common stock was treated as treasury stock and recorded at a cost of approximately $9.7 million. The New Seller Notes were retired resulting in a gain of approximately $1.9 million recorded as other income.

          In December 2003, the Company repurchased and redeemed all of its remaining 1,749 shares of preferred stock at its accreted value. These shares were owned by Apollo affiliates and management.

Operational Activities:

          The Company did not record any interest income from IMC affiliates for the years ended December 31, 2003 and 2002. The Company's interest income from IMC affiliates was $2.9 million for the year ended December 31, 2001. The Company recorded interest expense with IMC affiliates of $0.1 million, $0.9 million and $10.8 million for the years ended December 31, 2003, 2002 and 2001, respectively.

          The Company did not record any sales to IMC affiliates for the years ended December 31, 2003 and 2002. The Company's sales to IMC affiliates were $33.7 million for the year ended

December 31, 2001. The Company recorded purchases from IMC affiliates of $25.6 million, $19.0 million and $16.5 million for the years ended December 31, 2003, 2002 and 2001, respectively.

          Until November 28, 2001, the Company sold potash to IMC affiliates who marketed, distributed and sold this product to the agriculture industry. The Company was not charged for these services and received a discounted price for the product sales. The Company estimates its sales and operating earnings for the year ended December 31, 2001 would have been $528.4 million and $60.3 million, respectively, had the Company provided its own sales and marketing resources and directly sold its potash product (unaudited).

          Subsequent to November 28, 2001, the Company entered into an agreement with IMC whereby the Company markets SOP produced by IMC at their New Mexico facility as an agent. The Company recognized approximately $0.7 million and $0.5 million in fees from IMC for the years ended December 31, 2003 and 2002, respectively.

          In June 2003, the Company purchased, for $24.5 million, intangible assets related to IMC's SOP marketing business including customer lists related to its Carlsbad, New Mexico SOP product line and rights to produce SOP at IMC's Carlsbad, New Mexico facility. The Company also incurred approximately $0.3 million of related transaction costs. As part of the transaction, the agreement under which the Company, as agent, markets SOP produced by IMC at their Carlsbad, New Mexico facility terminated on November 30, 2003. As of November 30, 2003, the Company had purchased approximately $3.9 million of SOP finished goods inventory from IMC.

          IMC has provided certain management services to the Company. The Company estimates the cost of these services to be $0.7 million for the year ended December 31, 2001. These costs have been included in the Company's results for that period and have discontinued effective with the Recapitalization. Services provided by IMC included tax, treasury and cash management, risk management, information systems and certain employee benefit administration costs. These estimates are not necessarily indicative of future expenses of the Company or expenses that would have resulted if the Company had been operated as a separate entity.

          The Company subleases railcars from affiliates of IMC that are used by us to transport products. At December 31, 2003, the Company leased approximately 46 railcars with terms that expire on various dates throughout 2005 and with renewal options available on some railcars until 2014. The lease amounts expensed were $0.5 million, $0.8 million and $0.8 million for the years ended December 31, 2003, 2002, and 2001, respectively.

11. Related Party Transactions:

          In connection with the Recapitalization, the Company entered into a management agreement with Apollo. The agreement allows us and any of our affiliates to utilize Apollo's expertise in areas such as financial transactions, acquisitions and other matters that relate to our business, administration and policies. Apollo will receive an annual fee of approximately $1.0 million for its management services and advice through 2011. During the years ended December 31, 2003, 2002 and 2001, the Company recorded management fee charges of $1.0 million, $0.9 million and $0.1 million, respectively, from Apollo. Additionally, during the year ended December 31, 2001, the Company recorded a $7.5 million charge to Apollo for transaction fees related to the Recapitalization.

          Upon completion of the initial public offering, the Company amended the management consulting agreement with Apollo, whereby Apollo will have the right to terminate the amended management consulting agreement at any time upon prior written notice to the Company. Upon Apollo's election to terminate the amended management consulting agreement, the Company will pay Apollo approximately $5.5 million, less any amounts paid under the annual fee from the date of the amended agreement, as a final payment for all services rendered under the agreement. Upon termination of the agreement by Apollo, any future obligations of Apollo under the agreement will effectively terminate. Such payment will be expensed as incurred.

          On September 29, 2003, the CMI Senior Executives' Deferred Compensation Plan was terminated and the CMI capital stock held in the deferred compensation plan was subsequently distributed to the participants with no impact to the Company.

12. Commodity Derivative Instruments and Hedging Activities:

          During the fourth quarter of 2002, the Company adopted a policy of hedging natural gas prices through the use of swap agreements in order to protect against commodity price fluctuations. No derivative instruments existed prior to the fourth quarter of 2002. The Company does not engage in trading activities with these financial instruments.

          All derivative instruments held by the Company as of December 31, 2003 and 2002 qualify as cash flow hedges. The derivative instruments outstanding at December 31, 2003 had expiration dates extending into December 2005. For derivatives classified as cash flow hedges, changes in fair value are recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative designated as a hedge, if any, is immediately recognized in earnings. Hedge effectiveness is measured quarterly based on the change in relative fair value between the derivative contract and the hedged item over time. Hedge ineffectiveness had no significant impact on earnings for 2003 or 2002. We recognized increases in the net derivative asset and associated increases in accumulated other comprehensive income of approximately $1.1 and $0.1 million, at December 31, 2003 and 2002, respectively. The notional amounts of natural gas swap derivative contracts outstanding were $12.9 million and $1.5 million, at December 31, 2003 and 2002, respectively.

13. Operating Segments:

          The Company's reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies. The Company has two reportable segments: Salt and Potash. Salt produces salt for use in road deicing, food processing, water softeners, and agricultural and industrial applications. Potash crop nutrients and industrial grade potash are produced and marketed through the Potash segment.

          The accounting policies of the segments are the same as those described in the summary of significant accounting policies. All intersegment sales prices are market-based. The Company evaluates performance based on operating earnings of the respective segments. The notes to the combined and consolidated financial statements include detail related to special charges and should be referred to when viewing the segment information herein.

          Beginning in 2003, the Company no longer allocates corporate general and administrative costs incurred by CMI and CMG to its operating segments. For purposes of segment disclosure information, these costs are now classified in "Other." The Company believes that this action will improve its ability to analyze its segment operating results. The annual periods presented below have been updated to conform to the Company's 2003 manner of analyzing its operating segment results.

          Segment information as of and for the years ended December 31, is as follows (in millions):

2003	Salt	Potash	Other(d)	Total
Sales from external customers	$546.6	$54.0	$—	$600.6
Intersegment sales	—	9.4	(9.4)	—
Cost of sales — shipping and handling	156.6	8.7	—	165.3
Operating earnings (loss)(a)	108.8	7.5	(20.7)	95.6
Depreciation, depletion and amortization	34.2	7.9	—	42.1
Total assets	522.6	141.5	22.4	686.5
Capital expenditures	17.7	2.9	—	20.6
2002
	Salt	Potash	Other(d)	Total
Sales from external customers	$452.5	$50.1	$—	$502.6
Intersegment sales	—	8.9	(8.9)	—
Cost of sales — shipping and handling	130.2	7.3	—	137.5
Operating earnings (loss)(b)	95.1	4.8	(22.3)	77.6
Depreciation, depletion and amortization	29.2	7.9	—	37.1
Total assets	509.8	116.0	18.3	644.1
Capital expenditures	15.3	4.2	—	19.5
2001
	Salt	Potash	Other(d)	Total
Sales from external customers	$485.0	$38.2	$—	$523.2
Intersegment sales	—	8.8	(8.8)	—
Cost of sales — shipping and handling	143.2	—	—	143.2
Operating earnings (loss)(c)	94.3	0.7	(37.9)	57.1
Depreciation, depletion and amortization	24.5	8.1	—	32.6
Total assets	514.2	120.9	20.5	655.6
Capital expenditures	38.5	4.5	—	43.0

(a)
Includes $2.4 million related to initial public offering costs.

(b)
Includes $7.7 million related to transition costs.

(c)
Includes $27.0 million related to transaction and transition costs.

(d)
Other includes corporate entities and eliminations.

          Financial information relating to the Company's operations by geographic area for the years ended December 31, is as follows (in millions):

Sales	2003	2002	2001
United States	$394.5	$345.2	$339.1
Canada	128.7	90.8	99.4
United Kingdom	68.2	60.0	79.4
Other	9.2	6.6	5.3

	$600.6	$502.6	$523.2

          Financial information relating to the Company's long-lived assets, including deferred financing costs and other long-lived assets, by geographic area as of December 31 (in millions):

Long-Lived Assets	2003	2002
United States	$269.6	$248.5
Canada	122.4	128.2
United Kingdom	74.1	63.8

	$466.1	$440.5

14. Redeemable Preferred Stock:

          In connection with the Recapitalization, the Board of Directors of the Company authorized 73,704 shares of 13 3/4% Series A Cumulative Senior Redeemable Exchangeable Preferred Stock due 2013 ("Redeemable Preferred Stock"), par value $0.01 per share, with liquidation preference of $1,000 per share at the time of issuance. As part of the 73,704 shares of Redeemable Preferred Stock issued, 1,270 shares were issued to an employee trust in consideration of, and to secure, the Company's obligations to issue preferred stock under an employee deferred compensation plan. The Redeemable Preferred Stock is non-voting with dividends payable quarterly, in arrears in kind. Certain indebtedness obligations of the Company limit CMI's ability to pay cash dividends on preferred stock currently.

          In December 2002, certain holders of CMI Redeemable Preferred Stock converted their preferred stock into notes (see Note 8, Long-term Debt). As of December 31, 2002, 16,462 shares remained issued and outstanding. In May 2003, the Company paid $3.7 million of dividends on its Redeemable Preferred Stock. In June 2003, the Company redeemed 14,704 shares of Redeemable Preferred Stock (see Note 11, Related Party Transactions). In December 2003, the Company repurchased and redeemed all of its remaining shares of Redeemable Preferred Stock, 1,749 shares, at its accreted value of $1.9 million, including interest (see Note 11, Related Party Transactions). At December 31, 2003, no shares remain issued or outstanding.

15. Stockholders' Equity and Stock Options:

          Prior to the Recapitalization, CMI had 282,146,270 shares of common stock, par value of $1.00 per share, issued and outstanding. As part of the Recapitalization, 247,291,579 shares of common stock were redeemed and cancelled leaving 34,854,690 shares issued and outstanding, which were redesignated as class A common stock, par value $0.01 per share, pursuant to the amended and restated certificate of incorporation of CMI. The amended and restated certificate of incorporation of CMI authorized 47,331,869 shares of class A common stock and 2,491,151 shares of class B common stock, par value $0.01 per share. Class A and class B common stock were identical in all respects and have the same powers, preferences and rights, except class B shares were non-voting securities. As part of the total common shares issued, 600,612 shares were issued to an employee trust in consideration of, and to secure, the Company's obligations to issue common stock under an employee deferred compensation plan. Each outstanding share is entitled to one vote per share. No dividends on common shares may be declared or paid unless the cumulative preferred dividends on all outstanding shares of the Redeemable Preferred Stock have been fully paid for all past dividend periods. Certain indebtedness obligations of the Company also limit CMI's ability to pay cash dividends on common stock.

          On November 28, 2001, CMI adopted a stock option plan pursuant to which options with respect to a total of 2,783,283 shares of CMI's common stock are available for grant to employees of, consultants to, or directors of CMI or the Company. The board of directors of CMI administers the option plan. The right to grant options under the plan expires November 2011, the tenth anniversary of the closing date of the Recapitalization. Options granted under the plan are or will be either non-qualified or incentive stock options. Options are granted in amounts and at such times and to such eligible persons as determined by the board of directors of CMI.

          One-half of the options granted to employees will vest in varying amounts from one to four years depending on the terms of the individual option agreements. However, generally upon termination of a grantee's employment within one year following the sale of the Company, all of the time vesting options allocated to such terminated employee shall vest immediately. The other one-half of the options granted to employees are performance options and vested upon completion of the initial public offering in December 2003. Options granted to members of the board of directors of the Company vest at the time of grant. Options expire on the thirtieth day immediately following the eighth anniversary of issuance.

          In May 2003, proceeds from the issuance of the Subordinated Discount Notes in the amount of $100.0 million were used to pay dividends on the Company's common stock. In June 2003, the Company repurchased 5,175,117 shares of common stock and recorded treasury stock at a cost of $9.7 million (see Note 11, Related Party Transactions).

          Subsequent to May 2003, the Company repurchased 28,010 shares of common stock and recorded treasury stock at a cost of less than $0.1 million and reissued 11,890 shares of treasury stock, of which 6,077 shares were issued in connection with certain employee exercises of stock options.

          On November 5, 2003, the Company's board of directors approved the initial public offering of the Company's common stock. On November 21, 2003, the Company's board of directors approved a recapitalization of the Company's capital stock whereby each share of the Company's class B common stock was converted into one share of class A common stock and all outstanding shares of class A common stock was exchanged for one share of a newly designated single class of common stock. The Company's board of directors also approved an approximately 4.982-for-one stock split of the Company's common stock, which was effected by means of reclassification. The stock split became effective on December 11, 2003. Periods presented have been restated to show the effect of the stock split.

          In December 2003, the Company amended and restated its certificate of incorporation upon registration of its new corporate name, Compass Minerals International, Inc. The amended and restated certificate of incorporation of CMI authorized 200,000,000 shares of common stock, par value $0.01 per share.

          On December 17, 2003, the Company completed an initial public offering of 16,675,000 shares of its common stock, par value $.01 per share, at an initial public offering price of $13.00 per share. The shares were sold by certain stockholders of the Company and the Company did not receive any proceeds from the sale of the shares. The Company intends to pay quarterly cash dividends on its common stock at an initial annual rate of $0.75 per share. The declaration and payment of future dividends to holders of the Company's common stock will be at the discretion of its board of directors and will depend upon many factors, including the Company's financial condition, earnings, legal requirements, restrictions in its debt agreements and other factors its board of directors deems relevant.

          The weighted-average exercise price approximates the weighted-average grant-date fair value of options granted during 2002 and 2001. As a result of the initial public offering, the Company determined that certain stock option issuances made during 2003 were issued with exercise prices below the fair value. The weighted average fair value for options granted during 2003 was $10.98. The Company recorded approximately $0.2 million in compensation expense in the fourth quarter of 2003 for these options.

          The table below has been adjusted to reflect the 4.982 for one stock split on December 11, 2003. The following is a summary of CMI's stock option activity and related information for the following periods:

	Number of options	Weighted-average exercise price
Outstanding at December 31, 2001	617,043	$2.01
Granted	1,122,433	2.11
Exercised	—	—
Cancelled / Expired	—	—

Outstanding at December 31, 2002	1,739,476	2.08
Exercised	(23,053)	2.01
Cancelled / Expired	(6,592)	2.01
Outstanding at May 22, 2003	1,709,831	2.08
Outstanding at May 23, 2003 after the amendment to the option plan(a)	2,455,943	1.45
Granted	50,311	7.04
Exercised(b)	(246,458)	1.41
Cancelled/Expired	(42,832)	1.40

Outstanding at December 31, 2003	2,216,964	$1.58

(a)
In connection with CMI's $100.0 million dividend payment on its common stock in May 2003, the number of CMI stock options and their exercise prices were adjusted to preserve the intrinsic value of the stock options that existed prior to the dividend. This was accomplished by decreasing the exercise price of outstanding options and increasing the number of outstanding options by a factor of 1.436 to one.

(b)
Exercised options include 6,077 shares of common stock that were issued from treasury stock.

          The following table summarizes information about options outstanding and exercisable at December 31, 2003:

	Options outstanding		Options exercisable
Range of exercise prices	Number outstanding	Weighted-average remaining contractual life (years)	Weighted- average exercise price	Number outstanding	Weighted- average exercise price
$1.40	2,100,298	6.15	$1.40	1,618,787	$1.40
$1.41 - $2.60	6,377	6.58	2.60	3,642	2.60
$2.61 - $3.23	59,980	6.83	3.23	57,273	3.23
$3.24 - $5.17	12,942	7.58	5.17	6,471	5.17
$5.18 - $7.70	37,367	7.93	7.70	37,367	7.70

Totals	2,216,964	6.19	$1.58	1,723,540	$1.61

          Options exercisable at December 31, 2002 numbered 532,534. There were no options exercisable at December 31, 2001.

16. Earnings per Share:

          The following table sets forth the computation of basic and diluted earnings (loss) per common share (in millions, except for share and per share data):

	2003	2002	2001
Numerator:
Net income (loss)	$27.2	$18.9	$19.0
Dividends on redeemable preferred stock	1.2	10.6	0.8
Gain on redemption of preferred stock	(8.2)	—	—
Net income (loss) available for common stock	$34.2	$8.3	$18.2
Denominator:
Average common shares outstanding	32,492,792	35,039,110	3,220,724
Shares for basic earnings per share	32,492,792	35,039,110	3,220,724
Stock options	1,491,191	435,429	—
Shares for diluted earnings per share	33,983,983	35,474,539	3,220,724
Net income (loss) per share, basic	$1.05	$0.24	$5.65
Net income (loss) per share, diluted	$1.01	$0.23	$5.65

          Options to purchase 1,692,015 shares of common stock at $2.01 per share were outstanding during the first half of 2002, but were not included in the computation of diluted earnings (loss) per share because the options' exercise price was equal to the average market price of the common shares. Options to purchase 617,043 shares of common stock at $2.01 per share were outstanding from November 28, 2001 to December 31, 2001, but were not included in the computation of diluted earnings (loss) per share because the options' exercise price was equal to the average market price of the common shares.

17. Other Comprehensive Income:

          The following tables provide additional detail related to amounts recorded in Other Comprehensive Income:

	Minimum Pension Liability	Unrealized gains on cash flow hedges	Foreign currency Adjustments	Accumulated Other comprehensive income
Balance at December 31, 2000	$—	$—	$1.1	$1.1
January 1, 2001 - November 27, 2001 changes	—	—	(3.2)	(3.2)

Balance at November 27, 2001	$—	$—	$(2.1)	$(2.1)

Balance at November 28, 2001	$—	$—	$—	$—
November 28, 2001 - December 31, 2001 changes	(5.4)	—	3.0	(2.4)

Balance at December 31, 2001	(5.4)	—	3.0	(2.4)

2002 changes	(6.5)	0.1	8.9	2.5

Balance at December 31, 2002	(11.9)	0.1	11.9	0.1

2003 changes	4.9	0.7	19.8	25.4

Balance at December 31, 2003	$(7.0)	$0.8	$31.7	$25.5

For the year ended December 31, 2003:	Before tax amount	Tax (expense) benefit	Net-of-tax amount
Minimum pension liability adjustment	$7.0	$(2.1)	4.9
Gas hedging adjustment	1.1	(0.4)	0.7
Foreign currency translation adjustment	19.8	—	19.8

Other comprehensive income	$27.9	$(2.5)	25.4

18. Quarterly Results (Unaudited)(a) (in millions, except share data):

Quarter	First	Second	Third	Fourth	Year
2003
Sales	$212.7	$88.7	$97.1	$202.1	$600.6
Cost of sales — shipping and handling	64.1	21.1	24.1	56.0	165.3
Cost of sales — products	95.5	48.9	55.1	88.8	288.3

Gross profit	53.1	18.7	17.9	57.3	147.0
Selling, general and administrative	11.6	11.5	11.2	14.7	49.0
Restructuring and other charges	—	—	—	2.4	2.4

Operating earnings (loss)(b)	41.5	7.2	6.7	40.2	95.6
Interest expense	11.9	13.1	15.5	15.8	56.3
Other (income) expense, net	(0.3)	1.3	1.6	1.1	3.7

Income before income taxes	29.9	(7.2)	(10.4)	23.3	35.6
Income tax (benefit) expense	4.4	(0.6)	(2.8)	7.4	8.4

Net income (loss)	25.5	(6.6)	(7.6)	15.9	27.2
Dividends on redeemable preferred stock	0.6	0.6	—	—	1.2
Gain on redemption of preferred stock	—	(8.2)	—	—	(8.2)

Net income available for common stock	$24.9	$1.0	$(7.6)	$15.9	$34.2

Net income (loss) per share, basic(d)	$0.71	$0.03	$(0.25)	$0.53	$1.05
Net income (loss) per share, diluted(d)	0.68	0.03	(0.25)	0.50	1.01
Basic weighted-average shares outstanding	35,104,091	34,663,944	30,029,932	30,173,200	32,492,792
Diluted weighted-average shares outstanding	36,176,300	35,987,434	30,029,932	32,074,416	33,983,983

Quarter	First	Second	Third	Fourth	Year
2002
Sales	$162.4	$82.3	$92.2	$165.7	$502.6
Cost of sales — shipping and handling	48.5	20.2	22.5	46.3	137.5
Cost of sales — products	74.3	45.7	53.3	65.9	239.2

Gross profit	39.6	16.4	16.4	53.5	125.9
Selling, general and administrative	9.6	9.8	10.7	10.5	40.6
Restructuring and other charges	2.5	2.2	2.1	0.9	7.7

Operating earnings (loss)(c)	27.5	4.4	3.6	42.1	77.6
Interest expense	10.5	10.6	10.7	10.6	42.4
Other (income) expense, net	—	4.4	(0.3)	0.8	4.9

Income before income taxes	17.0	(10.6)	(6.8)	30.7	30.3
Income tax (benefit) expense	5.5	(3.1)	(3.1)	12.1	11.4

Net income (loss)	11.5	(7.5)	(3.7)	18.6	18.9
Dividends on redeemable preferred stock	2.6	2.6	2.7	2.7	10.6

Net income available for common stock	$8.9	$(10.1)	$(6.4)	$15.9	$8.3

Net income (loss) per share, basic(d)	$0.26	$(0.29)	$(0.18)	$0.45	$0.24
Net income (loss) per share, diluted(d)	0.26	(0.29)	(0.18)	0.44	0.23
Basic weighted-average shares outstanding	34,854,690	35,097,328	35,100,596	35,103,830	35,039,110
Diluted weighted-average shares outstanding	34,854,690	35,097,328	35,100,596	36,064,684	35,474,539

(a)
See Notes to Combined and Consolidated Financial Statements for detail related to special charges.

(b)
Fourth quarter and annual operating results include special charges of $2.4 million ($2.3 million after tax) related to costs associated with the initial public offering.

(c)
Annual quarterly operating results include special charges of $7.7 million ($7.6 million after tax) related to transition costs associated with the Recapitalization.

(d)
Earnings (loss) per share are computed independently for each of the quarters presented. Accordingly, the accumulation of quarterly earnings per share may not equal the total.

19. Subsequent Event — Quarterly Dividend Declared:

          On February 9, 2004, the board declared a quarterly cash dividend of $0.1875 per share on its outstanding common stock. The dividend is payable on March 15, 2004 to stockholders of record as of the close of business on March 1, 2004.

(This page has been left blank intentionally.)

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED BALANCE SHEET (unaudited)

(in millions, except share data)

June 30, 2004
ASSETS
Current assets:
Cash and cash equivalents	$54.9
Receivables, less allowance for doubtful accounts of $1.9 million	54.0
Inventories	82.7
Other	3.2

Total current assets	194.8
Property, plant and equipment, net	250.3
Intangible assets — mineral interests and other, net	171.3
Other	30.3

Total assets	$646.7

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$0.6
Accounts payable	43.9
Accrued expenses	11.7
Accrued interest	12.5
Accrued salaries and wages	13.2
Income taxes payable	2.1

Total current liabilities	84.0
Long-term debt, net of current portion	579.9
Deferred income taxes	78.8
Other noncurrent liabilities	36.4
Commitments and contingencies (Note 9)
Stockholders' equity (deficit):
Common Stock:
$0.01 par value, authorized shares — 200,000,000; issued shares — 35,367,264	0.3
Additional paid in capital	1.6
Treasury stock at cost — 4,606,062 shares	(8.7)
Accumulated deficit	(150.4)
Accumulated other comprehensive income	24.8

Total stockholders' deficit	(132.4)

Total liabilities and stockholders' deficit	$646.7

The accompanying notes are an integral part of the consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(in millions, except share data)

	Six months ended June 30,
	2004	2003
Sales	$347.4	$301.4
Cost of sales — shipping and handling	97.1	85.2
Cost of sales — products	158.2	144.4

Gross profit	92.1	71.8
Selling, general and administrative expenses	27.0	23.1
Other charges	0.4	—

Operating earnings	64.7	48.7
Other expense:
Interest expense	30.5	25.0
Other, net	0.7	1.0

Income before income taxes	33.5	22.7
Income tax expense	9.1	3.8

Net income	24.4	18.9
Dividends on preferred stock	—	1.2
Gain on redemption of preferred stock	—	(8.2)

Net income available for common stock	$24.4	$25.9

Net income per share, basic	$0.80	$0.74
Net income per share, diluted	0.76	0.72
Cash dividends per share, common	0.4375	2.85
Basic weighted-average shares outstanding	30,379,016	34,884,018
Diluted weighted-average shares outstanding	32,200,707	36,081,867

The accompanying notes are an integral part of the consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (unaudited)

For the six months ended June 30, 2004

(in millions)

	Common Stock	Additional Paid In Capital	Treasury Stock	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
Balance, December 31, 2003	$0.3	$14.6	$(9.7)	$(174.8)	$25.5	$(144.1)
Dividends on common stock		(13.3)				(13.3)
Stock options exercised		(0.2)	1.0			0.8
Stock based compensation		0.5				0.5
Comprehensive income:
Net income				24.4		24.4
Unrealized gain on cash flow hedges, net of tax					0.6	0.6
Cumulative translation adjustment					(1.3)	(1.3)

Comprehensive income						23.7

Balance, June 30, 2004	$0.3	$1.6	$(8.7)	$(150.4)	$24.8	$(132.4)

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in millions)

	Six months ended June 30,
	2004	2003
Cash flows from operating activities:
Net income	$24.4	$18.9
Adjustments to reconcile net income to net cash flows provided by operating activities:
Depreciation, depletion and amortization	20.3	19.4
Finance fee amortization	1.2	0.8
Gain on early extinguishment of long-term debt	—	(1.9)
Accreted interest on discount notes	11.6	5.5
Deferred income taxes	1.4	3.7
Loss on disposal of property, plant & equipment	0.1	—
Other	0.5	—
Changes in operating assets and liabilities:
Receivables	62.4	50.7
Inventories	13.6	21.0
Other assets	0.8	(2.1)
Accounts payable and accrued expenses	(27.6)	(32.9)
Other noncurrent liabilities	(0.3)	(0.2)

Net cash provided by operating activities	108.4	82.9

Cash flows from investing activities:
Capital expenditures	(8.6)	(5.4)
Acquisition of intangible assets	—	(21.0)
Other	0.2	—

Net cash used in investing activities	(8.4)	(26.4)

Cash flows from financing activities:
Issuance of long-term debt	—	100.0
Principal payments on long-term debt	(20.4)	(30.7)
Revolver activity	(14.0)	—
Payments of notes due to related parties	—	(1.5)
Dividends paid	(13.3)	(103.7)
Repurchase of Preferred Stock	—	(6.6)
Payments to acquire treasury stock	—	(9.8)
Proceeds from the exercise of stock options	0.8	0.1
Deferred financing costs	(0.1)	(3.9)

Net cash used in financing activities	(47.0)	(56.1)

Effect of exchange rate changes on cash and cash equivalents	(0.7)	1.4
Net increase in cash and cash equivalents	52.3	1.8
Cash and cash equivalents, beginning of period	2.6	11.9

Cash and cash equivalents, end of period	$54.9	$13.7

Supplemental cash flow information:
Interest paid	$18.0	$18.3
Income taxes paid, net of refunds	4.2	4.8

The accompanying notes are an integral part of the combined and consolidated financial statements.

COMPASS MINERALS INTERNATIONAL, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

1. Organization, Formation and Basis of Presentation:

          Compass Minerals International, Inc. ("CMI" or the "Company"), is a producer and marketer of inorganic mineral products with manufacturing sites in North America and Europe. Its principal products are salt and sulfate of potash ("SOP"). CMI serves a variety of markets, including agriculture, food processing, chemical processing, water conditioning and highway deicing. The consolidated financial statements include the accounts of CMI and its wholly owned subsidiary, Compass Minerals Group, Inc. ("CMG"), and the consolidated results of CMG's wholly owned subsidiaries.

          The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments, consisting of normal recurring accruals, considered necessary for a fair presentation, have been included. Operating results for the six-month period ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

2. Recent Accounting Pronouncements:

          In January 2003, the Financial Accounting Standards Board, or "FASB," issued Interpretation No. 46, Consolidation of Variable Interest Entities, an Interpretation of Accounting Research Bulletin No. 51 ("FIN 46"). FIN 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. FIN 46 applies to any business enterprise, public or private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. In December 2003, the FASB issued Interpretation No. 46(R) ("FIN 46(R)") which supercedes FIN 46. FIN 46(R) is effective for all Special Purpose Entities ("SPEs") created prior to February 1, 2003 at the end of the first interim or annual reporting period ending after December 15, 2003. FIN 46(R) is applicable to all non-SPEs created prior to February 1, 2003 by public entities at the end of the first interim or annual reporting period ending after March 15, 2004. The Company has determined that it has no SPEs. The Company reviewed the applicability of FIN 46(R) to entities other than SPEs and has determined that the adoption of FIN 46(R) did not have a material effect on its consolidated financial statements.

          In April 2004, the FASB issued FASB staff position ("FSP") FAS 141-1 and FAS 142-1, "Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, and Emerging Issues Task Force ("EITF") Issue No. 04-2, "Whether Mineral Rights Are Tangible or Intangible Assets." This FSP amends SFAS Nos. 141 and 142, and requires mineral rights to be accounted for as tangible assets based on the consensus reached in EITF 04-2. The Company will adopt the guidance in the FSP on July 1, 2004, and this will result in the balance sheet reclassification of approximately $147.2 million of net mineral rights from intangible assets to property, plant and equipment. Prior period amounts will be similarly reclassified. This FSP had no impact on the Company's consolidated statements of operations or cash flows.

3. Inventories:

          Inventories consist of the following at (in millions):

June 30, 2004
Finished goods	$71.6
Raw materials and supplies	11.1

$82.7

4. Property, Plant and Equipment:

          Property, plant and equipment consists of the following at (in millions):

June 30, 2004
Land and buildings	$137.3
Machinery and equipment	403.2
Furniture and fixtures	9.5
Mineral properties and rights	20.5
Construction in progress	13.1

583.6
Less accumulated depreciation	333.3

$250.3

5. Intangible Assets — Mineral Interests and Other:

          Mineral interests include probable mineral reserves. The Company leases mineral reserves at several of its extraction facilities. These leases have varying terms, and many provide for a royalty payment to the lessor based on a specific amount per ton of mineral extracted or as a percentage of revenue. The Company's mineral interests are amortized on a units-of-production basis. The Company acquired other intangible assets related to its SOP segment during 2003. These assets are being amortized on a straight-line basis over their estimated useful lives.

          The aggregate amortization of mineral interests and other intangible assets for the six months ended June 30, 2004 and 2003 was $1.4 million and $0.7, respectively. The estimated amortization expense from fiscal 2004 to fiscal 2008 is approximately $2.9 million annually.

          Mineral interests and other intangible assets consist of the following (in millions):

	June 30, 2004
	Gross Carrying Value	Accumulated Amortization	Net Book Value
Probable mineral reserves	$158.6	11.4	147.2
SOP long-term customer contract	0.5	—	0.5
Other SOP intangible asset	24.3	0.7	23.6

	$183.4	12.1	171.3

6. Income Taxes:

          Income tax expense for the six months ended June 30, 2004 and 2003 was $9.1 million and $3.8 million, respectively. Our income tax provision differs from the U.S. statutory federal income tax rate primarily due to U.S. statutory depletion, state income taxes (net of federal tax benefit), foreign income tax rate differentials, foreign mining income taxes, non-deductible interest expense, valuation allowance on interest expense on discount notes and changes in the utilization of previously reserved deferred tax assets.

          At June 30, 2004, we had approximately $71.0 million of NOLs that expire between 2007 and 2022. The deferred tax assets associated with these NOLs were approximately $26.1 million at June 30, 2004. Since we do not consider recovery of these deferred tax assets to be more likely than not under our current operating structure, an offsetting valuation allowance has been recorded.

7. Long-term Debt:

          Third-party long-term debt consists of the following at (in millions):

June 30, 2004
Senior Subordinated Notes	$325.0
Senior Discount Notes	80.7
Subordinated Discount Notes	114.0
Term Loan	58.0
Revolving Credit Facility	—

577.7
Premium on Senior Subordinated Notes, net	2.8
Less: current portion	(0.6)

$579.9

8. Pension Plans:

          The components of net periodic benefit cost for the six-month periods ended June 30, are as follows (in millions):

	Six months ended June 30,
	2004	2003
Service cost for benefits earned during the year	$0.6	$0.7
Interest cost on projected benefit obligation	1.6	1.4
Return on plan assets	(1.4)	(1.1)
Net amortization and deferral	0.3	0.6

Net pension expense	$1.1	$1.6

          The Company's funding policy is to make the minimum annual contributions required by applicable regulations. For the six months ending June 30, 2004, $0.8 million of contributions have been made. The Company presently anticipates contributing an additional $0.8 million to fund its defined benefit pension plans for the remainder of 2004 for a total of $1.6 million.

9. Commitments and Contingencies:

          The Company is involved in legal and administrative proceedings and claims of various types from normal Company activities.

          The Company has become aware of an aboriginal land claim filed by The Chippewas of Nawash and The Chippewas of Saugeen (the "Chippewas") in the Ontario Superior Court against The Attorney General of Canada and Her Majesty The Queen In Right of Ontario. The Chippewas claim that a large part of the land under Lake Huron was never conveyed by treaty and therefore belongs to the Chippewas. The land claimed includes land in which the Company's Goderich mine operates and has mining rights granted to it by the government of Ontario. The Company is not a party to this court action. Similar claims are pending with respect to other parts of the Great Lakes by other aboriginal claimants. The Company has been informed by the Ministry of the Attorney General of Ontario that "Canada takes the position that the common law does not recognize aboriginal title to the Great Lakes and its connecting waterways."

          The Company does not believe that this action will result in a material adverse financial effect on the Company. Furthermore, while any litigation contains an element of uncertainty, management presently believes that the outcome of each such proceeding or claim which is pending or known to be threatened, or all of them combined, will not have a material adverse effect on the Company's results of operations or financial position.

10. Operating Segments:

          Segment information is as follows (in millions):

Six months ended June 30, 2004	Salt	Potash	Other(a)	Total
Sales to external customers	$303.0	$44.4	$—	$347.4
Intersegment sales	—	4.8	(4.8)	—
Cost of sales — shipping and handling costs	89.9	7.2	—	97.1
Operating earnings (loss)	66.5	9.2	(11.0)	64.7
Depreciation, depletion and amortization	16.3	4.0	—	20.3
Total assets	492.8	133.0	20.9	646.7
Six months ended June 30, 2003	Salt	Potash	Other(a)	Total
Sales to external customers	$274.8	$26.6	$—	$301.4
Intersegment sales	—	3.9	(3.9)	—
Cost of sales — shipping and handling costs	80.9	4.3	—	85.2
Operating earnings (loss)	54.2	2.8	(8.3)	48.7
Depreciation, depletion and amortization	15.5	3.9	—	19.4
Total assets	445.0	139.1	21.2	605.3

(a)
"Other" includes corporate entities and eliminations.

11. Stockholders' Equity and Stock Options:

          On February 9, 2004, the board declared a quarterly cash dividend of $0.1875 per share, or approximately $5.7 million, on its outstanding common stock. The dividend was paid on March 15, 2004 to stockholders of record as of the close of business on March 1, 2004.

          On April 29, 2004, the board declared a quarterly cash dividend of $0.25 per share, or approximately $7.6 million, on its outstanding common stock. The dividend was paid on June 15, 2004 to stockholders of record as of the close of business on June 1, 2004.

          During the six months ended June 30, 2004, the Company reissued 585,175 shares of treasury stock, all of which were issued upon the exercise of stock options.

12. Earnings per Share:

          The following table sets forth the computation of basic and diluted earnings per common share (in millions, except for share and per share data):

	Six months ended June 30,
	2004	2003
Numerator:
Net income	$24.4	$18.9
Dividends on redeemable preferred stock	—	1.2
Gain on redemption of preferred stock	—	(8.2)

Net income available for common stock	$24.4	$25.9

Denominator:
Average common shares outstanding	30,379,016	34,884,018

Shares for basic earnings per share	30,379,016	34,884,018
Stock options	1,821,691	1,197,849
Shares for diluted earnings per share	32,200,707	36,081,867
Net income per share, basic	$0.80	$0.74
Net income per share, diluted	$0.76	$0.72

13. Other Comprehensive Income:

          The Company's comprehensive income is comprised of net income, the change in the unrealized gain (loss) on cash flow hedges related to the Company's gas hedging activities and foreign currency translation adjustments. The components of comprehensive income for the six-month periods ended June 30 2004 and 2003, are (in millions):

	Six months ended June 30,
	2004	2003
Net income	$24.4	$18.9
Unrealized gain (loss) on cash flow hedges, net of tax	0.6	(0.2)
Cumulative translation adjustment	(1.3)	10.9

Comprehensive income	$23.7	$29.6

          The following tables provide additional detail related to amounts recorded in Other Comprehensive Income during the six-month period ended June 30, 2004 (in millions):

	Minimum Pension Liability	Unrealized gain on cash flow hedges	Foreign currency Adjustments	Accumulated Other Comprehensive Income
Balance at December 31, 2003	$(7.0)	$0.8	$31.7	$25.5
2004 changes	—	0.6	(1.3)	(0.7)

Balance at June 30, 2004	$(7.0)	$1.4	$30.4	$24.8

For the six-months ended June 30, 2004:	Before tax Amount	Tax expense	Net-of-tax Amount
Unrealized gains on cash flow hedges	$0.8	$(0.2)	$0.6
Foreign currency translation adjustment	(1.3)	—	(1.3)

Other comprehensive income (loss)	$(0.5)	$(0.2)	$(0.7)

14. Subsequent Events:

          In July 2004, the Company completed a secondary offering of 8,327,244 shares of common stock which were sold by Apollo Management V, L.P. and related subsidiaries ("Apollo"), IMC Global, Inc. ("IMC Global") and members of management. The Company did not receive any of the proceeds from the sale. The sale reduced the ownership, on a fully-diluted basis, of Apollo, IMC Global and management to approximately 12%, 1% and 11%, respectively. The Company incurred $0.4 million of related costs in June 2004 that were recorded as other charges in the consolidated statement of operations. The Company recorded approximately $0.3 million additional costs related to the transaction in the third quarter of 2004.

          On August 12, 2004, the board declared a quarterly cash dividend of $0.25 per share, or approximately $7.7 million, on its outstanding common stock. The dividend was paid on September 15, 2004 to stockholders of record as the close of business on September 1, 2004.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

          Set forth is an estimate (except for the registration fee) of the fees and expenses payable by us in connection with the sale of common stock being registered.

Nature of Expense	Amount
SEC Registration Fee	$11,392.89
Blue Sky Qualification Fees and Expenses	5,000.00
Legal Fees and Expenses	*
Accounting Fees and Expenses	*
Transfer Agent and Registrar Fees	*
Miscellaneous	*

Total	*

*
To be completed by amendment.

Item 14. Indemnification of Directors and Officers.

          Article Sixth of the Company's amended and restated certificate of incorporation eliminates the personal liability of directors to the Company or its stockholders, to the fullest extent permitted under the General Corporation Law of the State of Delaware (the "DGCL").

          Section 102(b)(7) of the DGCL provides that a corporation may eliminate or limit the personal liability of a director (or certain persons who, pursuant to the provisions of the certificate of incorporation, exercise or perform duties conferred or imposed upon directors by the DGCL) to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director:

  •
  for any breach of the director's duty of loyalty to the corporation or its stockholders;

  •
  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  under Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions); or

  •
  for any transaction from which the director derived an improper personal benefit.

          The amended and restated certificate of incorporation and by-laws of the Company provide for the indemnification of all officers or directors to the fullest extent permitted by the DGCL and the Company's amended and restated certificate of incorporation. Section 145 of the DGCL provides, in substance, that a Delaware corporation has the power, under specified circumstances, to indemnify their directors, officers, employees and agents in connection with actions, suits or proceedings brought against them by a third party or in the right of the corporation, by reason of the fact that they were or are such directors, officers, employees or agents, against expenses incurred in any such action, suit or proceeding. The DGCL also provides that Delaware corporations may purchase insurance on behalf of any such director, officer, employee or agent. Compass Minerals Group has purchased and maintains insurance on behalf of the Company's directors and officers.

Item 15. Recent Sales of Unregistered Securities.

          During the three years preceding the filing of this registration statement, we have issued and sold the following securities:

  •
  At November 28, 2001, we issued 73,704 shares of series A preferred stock and 34,854,690 shares of common stock to our stockholders in connection with the Recapitalization. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

  •
  From November 28, 2001 to December 24, 2003, the date of the filing of the Registrant's registration statement on Form S-8, the Registrant issued an aggregate of 263,434 shares of common stock to 33 individuals pursuant to the exercise of stock options. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

  •
  From November 28, 2001 to September 30, 2003, we issued 2,490,812 options to purchase shares of our common stock to members of management pursuant to our 2001 Stock Option Plan. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

  •
  On November 28, 2001, Compass Minerals Group issued $250.0 million aggregate principal amount of its 10% senior subordinated notes due 2011. Compass Minerals Group sold the senior subordinated notes to Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. and Credit Lyonnais Securities (USA) Inc., the initial purchasers, who subsequently resold the senior subordinated notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

  •
  On April 10, 2002, Compass Minerals Group issued an additional $75.0 million aggregate principal amount of its 10% senior subordinated notes due 2011. Compass Minerals Group sold the senior subordinated notes to Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. and Credit Lyonnais Securities (USA) Inc., the initial purchasers, who subsequently resold the senior subordinated notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

  •
  On December 13, 2002, we issued $123.5 million in aggregate principal amount at maturity of 12 3/4% senior discount notes due 2012. We sold the senior discount notes to Credit Suisse First Boston LLC, J.P. Morgan Securities Inc. and Deutsche Bank Securities Inc., the initial purchasers, who subsequently resold the senior discount notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

  •
  On May 22, 2003, we issued $179.6 million in aggregate principal amount at maturity of our 12% senior subordinated discount notes due 2013. We sold the subordinated discount notes to Credit Suisse First Boston LLC, J.P. Morgan Securities Inc., Deutsche Bank Securities Inc. and Credit Lyonnais Securities (USA) Inc., the initial purchasers, who subsequently resold the subordinated discount notes to qualified institutional buyers pursuant to Rule 144A under the Securities Act and to non-U.S. persons outside the United States in reliance on Regulation S under the Securities Act.

  •
  On September 29, 2003, we issued 510,805 shares of common stock to certain members of management pursuant to the termination of our senior executives' deferred compensation plan. The issuance of these securities was exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering.

Item 16. Exhibits and Financial Statement Schedules.

(A)  Exhibits

          The following is a list of all the exhibits filed as part of the Registration Statement.

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated October 13, 2001, among IMC Global Inc., Salt Holdings Corporation, YBR Holdings LLC and YBR Acquisition Corp (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4, File No. 333-104603).
2.2
Amendment No. 1 to Agreement and Plan of Merger, dated November 28, 2001, among IMC Global Inc., Salt Holdings Corporation, YBR Holdings LLC and YBR Acquisition Corp (incorporated herein by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4, File No. 333-104603).
3.1
Amended and Restated Certificate of Incorporation of Compass Minerals International, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4, File No. 333-111953).
3.2	Amended and Restated By-laws of Compass Minerals International, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4, File No. 333-111953).
4.1	Specimen common stock certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No. 333-110250).
4.2
Rights Plan, dated as of December 11, 2003, between Compass Minerals International, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-4, File No. 333-111953).
4.3	Certificate of Designation for the Series A Junior Participating Preferred Stock, par value $0.01 per share (included as Exhibit A to Exhibit 4.2).
4.4
Investor Rights Agreement, dated November 28, 2001, between Salt Holdings Corporation and the holders of securities of Salt Holdings Corporation party thereto (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-4, File No. 333-104603).
4.5
Amended and Restated Stock Rights Agreement, dated as of June 23, 2003, by and among Salt Holdings Corporation, Apollo Management V, L.P., each of the stockholders listed on Schedule A attached thereto and IMC Global Inc. (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-4, File No. 333-104603).
5.1*	Form of Opinion of Latham & Watkins LLP, special counsel to Compass Minerals International, Inc.
10.1
Indenture, dated December 20, 2002, governing the 12 3/4% Senior Discount Notes Due 2012 of Salt Holdings Corporation, between Salt Holdings Corporation, as issuer, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4, File No. 333-104603).

10.2	Form 12 3/4% Senior Discount Notes Due 2012 (included as Exhibit A to Exhibit 10.1).
10.3
First Supplemental Indenture to the Indenture governing the 12 3/4% Senior Discount Notes Due 2012 of Salt Holdings Corporation, dated May 21, 2003, between Salt Holdings Corporation and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.4
Indenture, dated May 22, 2003, governing the 12% Senior Subordinated Discount Notes Due 2013 of Salt Holdings Corporation, between Salt Holdings Corporation, as issuer, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.5	Form of 12% Senior Subordinated Discount Note (included as Exhibit A to Exhibit 10.4).
10.6
Salt mining lease, dated November 9, 2001, between the Province of Ontario, as lessor, and Sifto Canada Inc. as lessee (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.7
Salt and Surface Agreement, dated June 21, 1961, by and between John Taylor Caffery, as agent for Marcie Caffery Gillis, Marcel A. Gillis, Bethia Caffery McCay, Percey McCay, Mary Louise Caffery Ellis, Emma Caffery Jackson, Edward Jackson, Liddell Caffery, Marion Caffery Campbell, Martha Gillis Restarick, Katherine Baker Senter, Caroline Baker, Bethia McCay Brown, Donelson Caffery McCay, Lucius Howard McCurdy Jr., John Andersen McCurdy, Edward Rader Jackson III, individually and as trustee for Donelson Caffery Jackson, and the J.M. Burguieres Company, LTD., and Carey Salt Company as amended by Act of Amendment to Salt Lease, dated May 30, 1973, as further amended by Agreement, dated November 21, 1990, and as further amended by Amendment to Salt and Surface lease, dated July 1, 1997 (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.8
Royalty Agreement, dated September 1, 1962, between IMC Kalium Ogden Corp. and the Utah State Land Board (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.9
Amended and Restated Credit Agreement, dated April 10, 2002, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, Chase Manhattan International Limited, as U.K. agent, J.P. Morgan Securities Inc., as joint advisor, co-lead arranger and joint bookrunner, Deutsche Banc Alex. Brown Inc., as syndication agent, joint advisor, co-lead arranger and joint-bookrunner, Credit Suisse First Boston Corporation, as co-documentation agent, and Credit Lyonnais, as co-documentation agent (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.10
Amendment No. 1 to the Amended and Restated Credit Agreement, dated December 19, 2002, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, Chase Manhattan International Limited, as U.K. agent, J.P. Morgan Securities Inc., as joint advisor, co-lead arranger and joint bookrunner, Deutsche Banc Alex. Brown Inc., as syndication agent, joint advisor, co-lead arranger and joint bookrunner, Credit Suisse First Boston Corporation, as co- documentation agent, and Credit Lyonnais, as co-documentation agent (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4, File No. 333-104603).

10.11
Amendment No. 2 to the Amended and Restated Credit Agreement, dated May 5, 2003, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, and J.P. Morgan Europe Limited, as U.K. agent (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.12
Amendment No. 3 to the Amended and Restated Credit Agreement, dated May 21, 2003, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, and J.P. Morgan Europe Limited, as U.K. agent (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.13
Amendment No. 4 to the Amended and Restated Credit Agreement and Waiver, dated November 17, 2003, among Compass Minerals International, Inc., Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, and J.P. Morgan Europe Limited, as U.K. agent (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, File No. 333-110250).
10.14
U.S. Collateral and Guaranty Agreement, dated November 28, 2001, among Salt Holdings Corporation, Compass Minerals Group, Inc., Carey Salt Company, Great Salt Lake Minerals Corporation, GSL Corporation, NAMSCO Inc., North American Salt Company and JPMorgan Chase Bank, as collateral agent (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.15
U.S. Collateral Assignment, dated November 28, 2001, among Salt Holdings Corporation, Compass Minerals Group, Inc. and JPMorgan Chase Bank (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.16
Foreign Guaranty, dated November 28, 2001, among Sifto Canada Inc., Salt Union Limited, IMC Global (Europe) Limited, IMC Global (UK) Limited, London Salt Limited, Direct Salt Supplies Limited, J.T. Lunt & Co. (Nantwich) Limited, and JPMorgan Chase Bank, as collateral agent (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.17
Amended and Restated 2001 Stock Option Plan of Compass Minerals International, Inc., as adopted by the Board of Directors of Compass Minerals International, Inc. on December 11, 2003 (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-4, File No. 333-111953).
10.18
Service Agreement, dated September 1, 1997, between Salt Union Limited and David J. Goadby (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.19
Amended and Restated Management Consulting Agreement, dated December 10, 2003, between Compass Minerals International, Inc. and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-4, File No. 333-111953).

10.20
Master Assignment Agreement, dated April 10, 2002, among Compass Minerals Group, Inc., a Delaware corporation, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the Existing Lenders (as defined in the Master Assignment Agreement) (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.21
Employment Agreement, dated March 12, 2002, between Compass Minerals Group, Inc. and Michael E. Ducey (incorporated herein by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-4, File No. 333-104603).
21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K, File No. 001-31921).
23.1*	Consent of Latham & Watkins LLP, special counsel to Compass Minerals International, Inc. (included in Exhibit 5.1).
23.2*	Consent of Ernst & Young LLP.
23.3*	Consent of PricewaterhouseCoopers LLP.
24.1*	Power of Attorney (included on signature pages attached hereto).

*
Filed herewith.

(B)  Financial Statement Schedules

SCHEDULE II — VALUATION RESERVES

Compass Minerals International, Inc.

December 31, 2003, 2002 and 2001

(in millions)

Description	Balance at the Beginning of the Year	Additions Charged to Expense	Deductions(1)	Other(2)	Balance at the End of the Year
Deducted from Receivables — Allowance for Doubtful Accounts
2003	$1.6	$1.1	$(0.6)	$—	$2.1
2002	2.0	0.0	(0.4)	—	1.6
2001	1.8	1.6	(1.4)	—	2.0
Deducted from Deferred Income Taxes — Valuation Allowance
2003	$41.4	$5.8	$(6.4)	$—	$40.8
2002	44.3	—	(2.9)	—	41.4
2001	48.3	—	—	(4.0)	44.3

(1)
Deduction for purposes for which reserve was created.

(2)
Corresponding tax asset diminished upon Recapitalization.

Item 17. Undertakings

          The undersigned hereby undertakes:

            (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

              (i)  To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

              (ii)  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which is registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

             (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

            (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

            (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

          Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, New York, on September 27, 2004.

COMPASS MINERALS INTERNATIONAL, INC.
By:	/s/ MICHAEL E. DUCEY
Name:	Michael E. Ducey
Title:	President and Chief Executive Officer

POWER OF ATTORNEY

          KNOW ALL PERSONS BY THESE PRESENTS, that the undersigned directors and officers of Compass Minerals International, Inc. hereby constitute and appoint Michael E. Ducey with full power of substitution and full power to act without the other, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign a registration statement on Form S-1 and any or all amendments thereto (including without limitation any post-effective amendments thereto), and any registration statement for the same offering that is to be effective under Rule 462(b) of the Securities Act, and to file each of the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises in order to effectuate the same as fully, to all intents and purposes, as they, he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act, this registration statement has been signed by each of the following persons in the capacities indicated on September 24, 2004.

/s/ MICHAEL E. DUCEY Michael E. Ducey	President, Chief Executive Officer and Director (Principal Executive Officer)	September 27, 2004
/s/ RODNEY L. UNDERDOWN Rodney L. Underdown	Chief Financial Officer and Vice President (Principal Financial and Accounting Officer)	September 27, 2004
/s/ JOEL A. ASEN Joel A. Asen	Director	September 27, 2004
/s/ BRADLEY J. BELL Bradley J. Bell	Director	September 27, 2004
/s/ PETER P. COPSES Peter P. Copses	Director	September 27, 2004
/s/ ROBERT H. FALK Robert H. Falk	Director	September 27, 2004

/s/ RICHARD S. GRANT Richard S. Grant	Director	September 27, 2004
/s/ JOSHUA J. HARRIS Joshua J. Harris	Director	September 27, 2004
/s/ SCOTT M. KLEINMAN Scott M. Kleinman	Director	September 27, 2004
/s/ DOUGLAS A. PERTZ Douglas A. Pertz	Director	September 27, 2004
/s/ HEINN F. TOMFOHRDE, III Heinn F. Tomfohrde, III	Director	September 27, 2004

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated October 13, 2001, among IMC Global Inc., Salt Holdings Corporation, YBR Holdings LLC and YBR Acquisition Corp (incorporated herein by reference to Exhibit 2.1 to the Company's Registration Statement on Form S-4, File No. 333-104603).
2.2
Amendment No. 1 to Agreement and Plan of Merger, dated November 28, 2001, among IMC Global Inc., Salt Holdings Corporation, YBR Holdings LLC and YBR Acquisition Corp (incorporated herein by reference to Exhibit 2.2 to the Company's Registration Statement on Form S-4, File No. 333-104603).
3.1
Amended and Restated Certificate of Incorporation of Compass Minerals International, Inc. (incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-4, File No. 333-111953).
3.2	Amended and Restated By-laws of Compass Minerals International, Inc. (incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-4, File No. 333-111953).
4.1	Specimen common stock certificate (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1, File No. 333-110250).
4.2
Rights Plan, dated as of December 11, 2003, between Compass Minerals International, Inc. and American Stock Transfer & Trust Company, as rights agent (incorporated herein by reference to Exhibit 10.25 to the Company's Registration Statement on Form S-4, File No. 333-111953).
4.3	Certificate of Designation for the Series A Junior Participating Preferred Stock, par value $0.01 per share (included as Exhibit A to Exhibit 4.2).
4.4
Investor Rights Agreement, dated November 28, 2001, between Salt Holdings Corporation and the holders of securities of Salt Holdings Corporation party thereto (incorporated herein by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-4, File No. 333-104603).
4.5
Amended and Restated Stock Rights Agreement, dated as of June 23, 2003, by and among Salt Holdings Corporation, Apollo Management V, L.P., each of the stockholders listed on Schedule A attached thereto and IMC Global Inc. (incorporated herein by reference to Exhibit 10.15 to the Company's Registration Statement on Form S-4, File No. 333-104603).
5.1*	Form of Opinion of Latham & Watkins LLP, special counsel to Compass Minerals International, Inc.
10.1
Indenture, dated December 20, 2002, governing the 12 3/4% Senior Discount Notes Due 2012 of Salt Holdings Corporation, between Salt Holdings Corporation, as issuer, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.2	Form 12 3/4% Senior Discount Notes Due 2012 (included as Exhibit A to Exhibit 10.1).
10.3
First Supplemental Indenture to the Indenture governing the 12 3/4% Senior Discount Notes Due 2012 of Salt Holdings Corporation, dated May 21, 2003, between Salt Holdings Corporation and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.5 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.4
Indenture, dated May 22, 2003, governing the 12% Senior Subordinated Discount Notes Due 2013 of Salt Holdings Corporation, between Salt Holdings Corporation, as issuer, and The Bank of New York, as trustee (incorporated herein by reference to Exhibit 4.6 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.5	Form of 12% Senior Subordinated Discount Note (included as Exhibit A to Exhibit 10.4).

10.6
Salt mining lease, dated November 9, 2001, between the Province of Ontario, as lessor, and Sifto Canada Inc. as lessee (incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.7
Salt and Surface Agreement, dated June 21, 1961, by and between John Taylor Caffery, as agent for Marcie Caffery Gillis, Marcel A. Gillis, Bethia Caffery McCay, Percey McCay, Mary Louise Caffery Ellis, Emma Caffery Jackson, Edward Jackson, Liddell Caffery, Marion Caffery Campbell, Martha Gillis Restarick, Katherine Baker Senter, Caroline Baker, Bethia McCay Brown, Donelson Caffery McCay, Lucius Howard McCurdy Jr., John Andersen McCurdy, Edward Rader Jackson III, individually and as trustee for Donelson Caffery Jackson, and the J.M. Burguieres Company, LTD., and Carey Salt Company as amended by Act of Amendment to Salt Lease, dated May 30, 1973, as further amended by Agreement, dated November 21, 1990, and as further amended by Amendment to Salt and Surface lease, dated July 1, 1997 (incorporated herein by reference to Exhibit 10.2 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.8
Royalty Agreement, dated September 1, 1962, between IMC Kalium Ogden Corp. and the Utah State Land Board (incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.9
Amended and Restated Credit Agreement, dated April 10, 2002, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, Chase Manhattan International Limited, as U.K. agent, J.P. Morgan Securities Inc., as joint advisor, co-lead arranger and joint bookrunner, Deutsche Banc Alex. Brown Inc., as syndication agent, joint advisor, co-lead arranger and joint-bookrunner, Credit Suisse First Boston Corporation, as co-documentation agent, and Credit Lyonnais, as co-documentation agent (incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.10
Amendment No. 1 to the Amended and Restated Credit Agreement, dated December 19, 2002, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, Chase Manhattan International Limited, as U.K. agent, J.P. Morgan Securities Inc., as joint advisor, co-lead arranger and joint bookrunner, Deutsche Banc Alex. Brown Inc., as syndication agent, joint advisor, co-lead arranger and joint bookrunner, Credit Suisse First Boston Corporation, as co-documentation agent, and Credit Lyonnais, as co-documentation agent (incorporated herein by reference to Exhibit 10.5 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.11
Amendment No. 2 to the Amended and Restated Credit Agreement, dated May 5, 2003, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, and J.P. Morgan Europe Limited, as U.K. agent (incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.12
Amendment No. 3 to the Amended and Restated Credit Agreement, dated May 21, 2003, among Salt Holdings Corporation, Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, and J.P. Morgan Europe Limited, as U.K. agent (incorporated herein by reference to Exhibit 10.7 to the Company's Registration Statement on Form S-4, File No. 333-104603).

10.13
Amendment No. 4 to the Amended and Restated Credit Agreement and Waiver, dated November 17, 2003, among Compass Minerals International, Inc., Compass Minerals Group, Inc., as U.S. borrower, Sifto Canada Inc., as Canadian borrower, Salt Union Limited, as U.K. borrower, JPMorgan Chase Bank, as administrative agent, J.P. Morgan Bank Canada, as Canadian agent, and J.P. Morgan Europe Limited, as U.K. agent (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-1, File No. 333-110250).
10.14
U.S. Collateral and Guaranty Agreement, dated November 28, 2001, among Salt Holdings Corporation, Compass Minerals Group, Inc., Carey Salt Company, Great Salt Lake Minerals Corporation, GSL Corporation, NAMSCO Inc., North American Salt Company and JPMorgan Chase Bank, as collateral agent (incorporated herein by reference to Exhibit 10.8 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.15
U.S. Collateral Assignment, dated November 28, 2001, among Salt Holdings Corporation, Compass Minerals Group, Inc. and JPMorgan Chase Bank (incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.16
Foreign Guaranty, dated November 28, 2001, among Sifto Canada Inc., Salt Union Limited, IMC Global (Europe) Limited, IMC Global (UK) Limited, London Salt Limited, Direct Salt Supplies Limited, J.T. Lunt & Co. (Nantwich) Limited, and JPMorgan Chase Bank, as collateral agent (incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.17
Amended and Restated 2001 Stock Option Plan of Compass Minerals International, Inc., as adopted by the Board of Directors of Compass Minerals International, Inc. on December 11, 2003 (incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-4, File No. 333-111953).
10.18
Service Agreement, dated September 1, 1997, between Salt Union Limited and David J. Goadby (incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.19
Amended and Restated Management Consulting Agreement, dated December 10, 2003, between Compass Minerals International, Inc. and Apollo Management V, L.P. (incorporated herein by reference to Exhibit 10.16 to the Company's Registration Statement on Form S-4, File No. 333-111953).
10.20
Master Assignment Agreement, dated April 10, 2002, among Compass Minerals Group, Inc., a Delaware corporation, the lenders party thereto and JPMorgan Chase Bank, as administrative agent for the Existing Lenders (as defined in the Master Assignment Agreement) (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-4, File No. 333-104603).
10.21
Employment Agreement, dated March 12, 2002, between Compass Minerals Group, Inc. and Michael E. Ducey (incorporated herein by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-4, File No. 333-104603).
21.1	Subsidiaries of the Registrant (incorporated herein by reference to Exhibit 21.1 to the Company's Annual Report on Form 10-K, File No. 001-31921).
23.1*	Consent of Latham & Watkins LLP, special counsel to Compass Minerals International, Inc. (included in Exhibit 5.1).
23.2*	Consent of Ernst & Young LLP.
23.3*	Consent of PricewaterhouseCoopers LLP.
24.1*	Power of Attorney (included on signature pages attached hereto).

*
Filed herewith.

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TABLE OF CONTENTS
MARKET AND INDUSTRY DATA
PROSPECTUS SUMMARY
RISK FACTORS
FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
CAPITALIZATION
SELECTED COMBINED AND CONSOLIDATED FINANCIAL INFORMATION
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
Payments Due by Period
Amount of Commitment Expiration per Period
BUSINESS
MANAGEMENT
PRINCIPAL AND SELLING STOCKHOLDERS
RELATED PARTY TRANSACTIONS
DESCRIPTION OF CERTAIN INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES ELIGIBLE FOR FUTURE SALE
MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Index to Combined and Consolidated Financial Statements
Report of Independent Registered Public Accounting Firm
Report of Independent Registered Public Accounting Firm
COMPASS MINERALS INTERNATIONAL, INC. CONSOLIDATED BALANCE SHEETS December 31, 2003 and 2002 (in millions, except share data)
COMPASS MINERALS INTERNATIONAL, INC. COMBINED AND CONSOLIDATED STATEMENTS OF OPERATIONS For the years ended December 31, 2003, 2002 and 2001 (in millions, except share data)
COMPASS MINERALS INTERNATIONAL, INC. COMBINED AND CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT) For the years ended December 31, 2003, 2002 and 2001 (in millions)
COMPASS MINERALS INTERNATIONAL, INC. COMBINED AND CONSOLIDATED STATEMENTS OF CASH FLOWS For the years ended December 31, 2003, 2002 and 2001 (in millions)
COMPASS MINERALS INTERNATIONAL, INC. NOTES TO COMBINED AND CONSOLIDATED FINANCIAL STATEMENTS
COMPASS MINERALS INTERNATIONAL, INC. CONSOLIDATED BALANCE SHEET (unaudited) (in millions, except share data)
COMPASS MINERALS INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited) (in millions, except share data)
COMPASS MINERALS INTERNATIONAL, INC. CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT) (unaudited) For the six months ended June 30, 2004 (in millions)
COMPASS MINERALS INTERNATIONAL, INC. CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited) (in millions)
COMPASS MINERALS INTERNATIONAL, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SCHEDULE II — VALUATION RESERVES
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX